Exhibit 99.2

Back to Contents

InterContinental®
HOTELS GROUP

THE MOST GLOBAL HOTEL COMPANY

LISTING PARTICULARS
INTERCONTINENTAL HOTELS GROUP PLC
FEBRUARY 2003

Back to Contents

INTERCONTINENTAL HOTELS GROUP

A prestigious and truly global brand located in major cities and resorts in over 60 countries and offering high levels of comfort and excellent service.

An upscale brand in major gateway cities and business centres, offering business travellers excellent levels of comfort, service and amenities.

One of the world's most recognised hotel brands with a network of more than 1,560 hotels in over 70 countries and territories and a global reputation for service, comfort and value.

A fresh, clean and uncomplicated hotel choice, this home-grown brand offers comfort, convenience and good value at over 100 sites around the world.

A fresh, clean and uncomplicated hotel choice, this home-grown brand offers comfort, convenience and good value at over 1,240 sites in North America.

An extended stay hotel brand offering comfortable and stylish accommodation in studios and one or two bedroom suites.

One of the largest loyalty programmes in the hotel industry with approximately 15 million members, an increase of 20% in 2002.

SOFT DRINKS

The leading force in the UK squash market with a range of traditional and innovative fruit drinks.

A 40-million litre brand, Fruit Shoot from Robinsons is the brand's ready to drink, kids offering.

Tango, the fruit flavoured fizzy drink aimed at youth, has increased volume this summer on the back of a new award winning advertising campaign.

Pepsi was the driver of the UK cola market in 2002. Outstanding promotional activity really brought to life the brand's strategy of 'Ask for More'.

J_2O offers four variants that each contain 50% fruit juice and are a blend of two fruits.

AquaLibra is a healthy refreshing drink made with spring water, fruit juices and aromatic plant extracts.

Amé is a lightly sparkling fruit drink containing fruit juices, spring water and a unique blend of eastern herbal extracts.

Purdey's is a range of two multi-vitamin fruit drinks – Active Life Multi-Vitamin Fruit Drink and Active Body Multi-Vitamin Energy Drink.

Red Devil is described as the energy drink with 'attitude'. This acquisition introduces soft drinks to the energy drink sector.

Back to Contents

A copy of this document, which comprises listing particulars relating to InterContinental Hotels Group PLC (the Company) prepared in accordance with the listing rules made under Section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration in accordance with Section 83 of that Act.

This document has been prepared in connection with the proposed separation by Six Continents of the Retail Group from the InterContinental Group (the Separation) and, unless the context otherwise requires, assumes that the Separation has been completed. A more detailed description of the Separation is provided in the section entitled “The Separation” in Part IV.

The directors of the Company, both before and upon Admission, whose names appear on page 7 of this document (the Directors), accept responsibility for the information contained in this document. To the best of the knowledge and belief of such persons (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Application has been made to the UK Listing Authority for all the Ordinary Shares to be admitted to the official list of the UK Listing Authority (the Official List) and will be made to the London Stock Exchange plc (the London Stock Exchange) for the Ordinary Shares to be admitted to trading on the London Stock Exchange’s market for listed securities. Admission to the Official List, together with admission to trading on the London Stock Exchange’s market for listed securities, constitutes admission to official listing on a stock exchange. Subject, among other things, to the passing of the relevant resolutions to be proposed at the Court Meeting and the Six Continents Extraordinary General Meeting to be held on 12 March 2003, it is expected that such Admission will become effective, and that dealings in the Ordinary Shares will commence, at 8.00 a.m. (London time) on 15 April 2003. As part of the Separation, American Depositary Shares (each representing one Ordinary Share) will be issued and evidenced by American Depositary Receipts (Company ADRs). Application will be made for the Company ADRs to be listed on the New York Stock Exchange and, subject to fulfilling the listing requirements of the New York Stock Exchange, dealings in Company ADRs are expected to commence at 9.30 a.m. (New York time) on 15 April 2003.

This document does not constitute an offer or invitation to any person to subscribe for or purchase any securities in the Company or any other entity.

InterContinental Hotels Group PLC

Incorporated and registered in England and Wales under the Companies Acts 1985 and 1989
Registered No. 4551528

INTRODUCTION TO THE OFFICIAL LIST

SPONSORED BY

Schroder Salomon Smith Barney

Schroder Salomon Smith Barney is acting as sponsor to the Company and Mitchells & Butlers PLC and as financial adviser to the Six Continents Group, and to nobody else in connection with the Separation and the Admissions and other matters referred to in this document and will not be responsible to anyone else for providing the protections afforded to its customers or for providing advice in relation to the Separation or the Admissions or any other matter referred to in this document.

The Ordinary Shares to be issued in connection with the Separation have not been, and are not required to be, registered with the SEC under the US Securities Act or any US state securities laws. Neither the SEC nor any US state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

Back to Contents

SHARE CAPITAL UPON ADMISSION

Authorised			Expected maximum issued and fully paid or credited as fully paid

Number	Amount		Number	Amount

10,000,000,000	£10,000,000,000	Ordinary Shares of £1 each	734,441,797	£734,441,797

The number of Ordinary Shares is based on the number of Six Continents Shares in issue as at 10 February 2003 and on the assumption that (i) the M and B Share Consolidation has been effected and (ii) no options are exercised prior to Admission under the share schemes of Six Continents. Ordinary Shares to be issued in connection with the Separation will rank in full for all dividends and other distributions declared, made or paid on such Ordinary Shares after the date on which they are admitted to the Official List.

There will also be one Redeemable Preference Share of £50,000 in issue. This has been issued by the Company so that it meets minimum share capital requirements of the Companies Act pending the issue of the Ordinary Shares on Separation. As described in Part IX, the Company intends to redeem the Redeemable Preference Share shortly after Admission.

INTERCONTINENTAL EARNINGS PER SHARE

As a result of the proposed accounting year end change, earnings per share for the 15 month period ending 31 December 2003 will not be comparable with earnings per share for the financial year 2002. It is the Directors’ intention to provide pro forma earnings per share for the year to 31 December 2002 in the interim accounts for the period to completion of the Separation and for the year to 31 December 2003 in the Company’s first set of statutory accounts following the Separation.

OVERSEAS DISTRIBUTION

The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdictions. For certain Australian, Canadian and New Zealand securities law considerations applicable to overseas shareholders, see paragraphs 20 and 21 of Part IX of this document.

Back to Contents

Back to Contents

GENERAL

As used in this document, except as the context otherwise requires:

•	“Company” refers to InterContinental Hotels Group PLC or, where appropriate, its Board;

•	“InterContinental Group” or “Group” refers to the Company and those companies (including for the avoidance of doubt, Six Continents) which will become its subsidiaries or its subsidiary undertakings upon completion of the Separation (and, before Separation, refers to those companies and their respective subsidiaries and subsidiary undertakings in the Six Continents Group which will carry on the Hotels Business, the Britvic Business and Other Activities (for the avoidance of doubt, not including Retail companies));

•	“Ordinary Shares” refers to the ordinary shares of £1 each in the capital of the Company; and

•	“Retail” refers to the pubs, bars and restaurants business of the M and B Group.

Other terms used in this document are defined in Part X of this document.

The InterContinental Group will publish its consolidated financial statements expressed in United Kingdom (UK) pounds sterling. In this document, references to “pounds sterling”, “sterling”, “£”, “pence” or “p” are to UK currency, references to “US dollars”, “US$” or “$” are to United States (US) currency and references to “euro” or “€” are to the euro, the currency of the European Economic and Monetary Union.

The results of overseas operations have been translated into sterling at weighted average rates of exchange for the year. In the case of the US dollar, the translation rate is £1 = $1.48 (2001: £1 = $1.44), (2000: £1 = $1.55). In the case of the euro, the translation rate is £1 = €1.60 (2001: £1 = €1.62), (2000: £1 = €1.62).

Foreign currency denominated assets and liabilities have been translated into sterling at the following rates of exchange: in the case of the US dollar, the translation rate is £1 = $1.56 (2001: £1 = $1.47), (2000: £1 = $1.47). In the case of the euro, the translation rate is £1 = €1.59 (2001: £1 = €1.61), (2000: £1 = €1.66).

It is proposed that the InterContinental Group’s accounting year will end on 31 December of each year, commencing with the period ending 31 December 2003. It is to be noted that this is different from Six Continents’ historic accounting year (which ended on 30 September) and has been changed to bring the Group’s accounting year end in line with the standard calendar accounting year ends of the majority of comparable US and European hotel companies. References in this document to a particular historic financial year are to the accounting year ended 30 September of that year unless otherwise indicated and references in this document to a year (other than a financial year) are to a calendar year unless otherwise indicated.

The Group’s financial statements are prepared on the basis of generally accepted accounting principles in the United Kingdom (UK GAAP). These Listing Particulars contain reconciliations of net income and invested capital by reference to accounting principles in the United States (US GAAP). The Group is not required to report quarterly financial information.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements as defined in Section 21E of the US Securities Exchange Act of 1934 with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the Board with respect thereto. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe” or other words of similar meaning.

Such statements in the document include, but are not limited to, statements under the following headings: Part I – Key Information, Part II – The InterContinental Group Business Description and Part III – Operating and Financial Review. Specific risks faced by the Group are described under “Risk Factors” in Part V. These statements are based on assumptions and assessments made by the Group’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements involve risk and uncertainty, and the factors described in the context of such forward-looking statements in this document could cause actual

Back to Contents

results and developments to differ materially from those expressed in or implied by such forward-looking statements. These factors include, among others, the effect of international economic conditions and unforeseen external events on the business, the ability to recruit and retain key personnel, the risks involved with developing and employing new technologies, possible regulatory changes or actions, the Group’s ability to purchase adequate insurance, the risks involved with the Group’s reliance on brands and protection of intellectual property rights and the reliance on consumer perception of its brands, the effect of changes in tax legislation, the future balance between supply and demand for the Group’s hotels, the availability of properties to be acquired or operated by franchisees or by the Group under management contracts, possible problems with the Group’s centralised services, changes imposed by the emergence of internet-based travel reservation systems, possible product contamination in the soft drinks business, the risk of reliance on suppliers, the effect of adverse weather conditions on demand in the soft drinks business, the significant levels of indebtedness for the Group, the ability to access the capital markets for future capital needs or risks associated with funding the defined benefits under its pension schemes and the effect of fluctuations in the US dollar/UK pound sterling exchange rate on the price of Company ADRs and the US dollar value of any dividends.

Back to Contents

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

The following is the expected timetable of the principal events connected with the Separation.

All times shown in this document are London times unless otherwise stated. The dates and times given are based on Six Continents’ current expectations and may be subject to change.

Latest time and date for holders of Six Continents ADRs to provide voting instructions to the ADR Depositary for the Court Meeting and Extraordinary General Meeting	3.00 p.m. (New York time) on 6 March 2003
Latest time and date for receipt by the Registrar of blue forms of proxy for the Court Meeting[2]	10.30 a.m. on 10 March 2003
Latest time and date for receipt by the Registrar of white forms of proxy for the Extraordinary General Meeting	10.35 a.m. on 10 March 2003
Court Meeting	10.30 a.m. on 12 March 2003
Extraordinary General Meeting[3]	10.35 a.m. on 12 March 2003
Six Continents Shares commence trading “ex” Interim Dividend entitlement	8.00 a.m. on 19 March 2003
Record date for Interim Dividend	close of business on 21 March 2003
Conditional dealings in Ordinary Shares and M and B Shares commence on the London Stock Exchange and in Company ADRs and in M and B ADRs on the New York Stock Exchange	7 April 2003
Payment date for Interim Dividend	9 April 2003
Court hearing of petition to sanction the Six Continents Scheme	10 April 2003
Last day of dealings in Six Continents Shares[4]	11 April 2003
Record time and date in order to participate in the Six Continents Scheme	4.30 p.m. on 11 April 2003
Six Continents Scheme becomes effective and M and B becomes the ultimate holding company of the Six Continents Group	shortly after 4.30 p.m. on 11 April 2003
Court hearing of the petition to confirm the M and B Reduction of Capital to effect the Separation	14 April 2003
M and B Reduction of Capital occurs and the Separation is completed	8.00 a.m. on 15 April 2003
Trading in Ordinary Shares and M and B Shares commences on the London Stock Exchange	8.00 a.m. on 15 April 2003
Crediting of Ordinary Shares and M and B Shares to CREST accounts	15 April 2003
Trading of Company ADRs and M and B ADRs commences on the New York Stock Exchange	9.30 a.m. (New York time) on 15 April 2003
Despatch of certificates for M and B Shares and Ordinary Shares and cheques in respect of the Return of Capital and fractional entitlements (as appropriate)	23 April 2003
Payments in respect of the Return of Capital and fractional entitlements (as appropriate) credited to CREST accounts	23 April 2003

2	Forms of proxy for the Court Meeting not returned by this time may be handed to the Chairman of the Court Meeting at that meeting.

3	To commence at the time fixed or, if later, immediately following the conclusion or adjournment of the Court Meeting.

4	Trading in Six Continents ADRs to cease at 11.30 a.m. New York time.

Back to Contents

DIRECTORS, COMPANY SECRETARY AND ADVISERS

Directors of the Company	Sir Ian Prosser	(Chairman)
	Richard North	(Chief Executive)
	Richard Solomons	(Finance Director)
	Richard Hartman*	(Executive Director)
	Stevan Porter*	(Executive Director)
	Ralph Kugler*	(Non-Executive Director)
	Robert C. Larson*	(Non-Executive Director)
	David Prosser*	(Non-Executive Director)
	Sir Howard Stringer*	(Non-Executive Director)
	David Webster*	(Non-Executive Director)
*	Appointment to the Board of the Company effective upon Admission.

There is no family relationship between Sir Ian Prosser and David Prosser.

Company Secretary	Richard Winter

Registered Office of the Company	20 North Audley Street London W1K 6WN

Sponsor and Financial Adviser	Schroder Salomon Smith Barney Citigroup Centre Canada Square Canary Wharf London E14 5LB

Joint Stockbrokers	Cazenove & Co. Ltd 12 Tokenhouse Yard London EC2R 7AN	Merrill Lynch International 2 King Edward Street London EC1A 1HQ

Legal Advisers to the Company	Linklaters One Silk Street London EC2Y 8HQ

Legal Advisers to the Company as to US Securities Law	Sullivan & Cromwell LLP One New Fetter Lane London EC4A 1AN

Legal Advisers to the Company as to US Tax Law	Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017

Auditors and Reporting Accountants	Ernst & Young LLP Becket House 1 Lambeth Palace Road London SE1 7EU

Registrars	Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA

ADR Depositary	The Bank of New York One Wall Street New York, NY 10286

Bankers	Barclays Capital 5 The North Colonnade Canary Wharf London E14 4BB HSBC Bank plc 8 Canada Square London E14 5HQ J.P. Morgan plc 125 London Wall London EC2Y 5AJ	Salomon Brothers International Limited Citigroup Centre 33 Canada Square, Canary Wharf London E14 5LB The Royal Bank of Scotland plc 135 Bishopsgate London EC2M 3UR

Back to Contents

PART I

KEY INFORMATION

The following information should be read in conjunction with the full text of this document. Other than in relation to information expressed to be historical, it describes the InterContinental Group once the Separation has taken place. Certain terms and expressions used in the text of the document are defined and a glossary of technical terms is provided in Part X of this document. Unless otherwise indicated, the numbers of hotels and rooms are as at 30 September 2002 and have not changed materially as at the date of this document.

1.     InterContinental Group Overview

From Separation, the businesses to be carried on by the InterContinental Group will comprise: the Hotels Business, a leading global hotel business; a controlling interest in the Britvic Business, the second largest soft drinks manufacturer in the UK; and certain other ancillary activities (defined in this document as Other Activities).

The Hotel Group owns a portfolio of well-recognised and respected brands, including InterContinental, Crowne Plaza, Staybridge Suites, Holiday Inn and Express by Holiday Inn (Holiday Inn Express in the Americas, referred to as “Express” in this document). With more than 3,300 owned, leased, managed and franchised hotels and approximately 515,000 guest rooms across nearly 100 countries and territories, the Hotel Group is the most global hotel business and the second largest in the world by number of rooms.

The Britvic Group’s brands include Robinsons, Tango, Britvic (juice and mixers), R Whites and J2O. The Britvic Group also has the franchise for the Pepsi and 7UP brands in Great Britain.

2.     Key Strengths

A number of key strengths underpin the InterContinental Group’s position in the hotel and soft drinks industries.

2.1     Hotels Business

          2.1.1 Strong, consistent, high quality brands

The Hotel Group’s brands are supported by a system of quality and service standards which seek to deliver an excellent guest experience and, therefore, encourage brand preference.

           2.1.2 Network of upscale hotels, appealing to the international guest

The Hotel Group has a significant network of upper upscale and upscale hotels under the InterContinental and Crowne Plaza brands, with assets in key cities which attract a substantial share of global international travellers.

           2.1.3 Strong domestic midscale positions in leading economies

The Hotel Group has built a leading midscale position in many key countries including the US, the UK and China, in each of which it has the largest number of branded midscale rooms.

           2.1.4 Global scale

The global nature of the Hotels Business provides it with significant benefits of scale, particularly in the areas of marketing, technology and infrastructure which allows it to drive revenues and reduce operating costs.

           2.1.5 System funds and resources

Due to its large network, the Hotel Group has access to significant funds to promote and support its brands for the benefit of its hotels and owners. These funds, known as “system funds”, are collected through contractual fees payable by virtually all hotels (the large majority of which are franchised) in the global network (except InterContinental hotels). The fees total in excess of $350 million annually and, given their contractual nature, represent a stable source of funds to support the Hotel Group’s marketing activities, frequency programme, relationship marketing and system infrastructure.

Back to Contents

          2.1.6 Diversified business model and wide geographical spread

The extent of the diversification of the Hotels Business is unique amongst its peers. Its geographic spread, multiple operating models and strong brand portfolio, which covers key market segments, place it in a good position to both weather economic downturns and take advantage of strengthening economies.

          2.1.7 Experienced management

The Chairman (Sir Ian Prosser), the Chief Executive (Richard North), the Finance Director (Richard Solomons) and the three regional presidents responsible for the separate areas of the global market (Richard Hartman, Patrick Imbardelli and Stevan Porter) together provide a strong and experienced management team.

          2.1.8 Valuable capital asset base

The Hotel Group has a highly desirable freehold and leasehold property portfolio with a net book value (including fixtures, fittings and equipment) of approximately £3.8 billion (as at the end of the financial year 2002), which provides considerable financial flexibility.

           2.1.9 Integrated technology solution

Significant investments have recently been made to upgrade the Hotel Group’s technology infrastructure. Through these integrated systems, the Hotel Group is well positioned to drive profitability and further growth.

2.2     Britvic Business

          2.2.1 Strong market position

The Britvic Group is the second largest soft drinks manufacturer in the UK by volume.

           2.2.2 Great brands

The Britvic Group owns a number of category leading soft drinks brands in the UK, including Robinsons and Britvic (juice and mixers). Its major brands (excluding, mainly the Pepsi and 7UP brands) are wholly owned in the UK providing the Britvic Group with many financial and strategic benefits.

          2.2.3 Pepsi franchise

Since 1987, the Britvic Group has had exclusive rights in Great Britain to the Pepsi and 7UP brands through a 20-year franchise with PBI (under the Bottling Agreement which expires in 2007). As a result, the Britvic Group has significant experience as a franchisee of a major international brand.

          2.2.4 Proven management

The Britvic Group benefits from an experienced and motivated management team, which has a demonstrable record of success and innovation. The management team has a combined total of over 55 years’ experience with the Britvic Group.

          2.2.5 Strong financial track record and stable cash flows

The Britvic Group has demonstrated consistent year on year growth at both an operating profit and a profit before tax level. This has culminated in record results for the financial year 2002, with operating profit up 10.5 per cent. The Britvic Group’s profit before tax has grown at an average of 21 per cent. a year for the last four years. The Britvic Group also has an excellent record of generating strong free cash flow whilst maintaining the level of investment in its key assets. During the last four years, these qualities have enabled the Britvic Group to move to a positive net cash position, generating net cash flow of almost £180 million out of which dividends of over £50 million have been paid to its shareholders.

Back to Contents

3.     Hotel Group Focus on Returns

The Management Team’s primary objective is to drive significant improvements in returns and thereby enhance value for Shareholders. Since the announcement of the Separation, the Management Team, led by Richard North, has initiated action in the following four key areas to meet this objective:

3.1	Redesigning the organisation to align it behind the strategic priorities and speed up decision making;

3.2	Changing the management to ensure the right people are in the right jobs;

3.3	Reducing the cost base through eliminating unnecessary work and streamlining processes; and

3.4	Optimising capital deployment through a rigorous hotel by hotel review to determine appropriate levels of ownership and capital expenditure.

As a result of these actions, the Management Team expects to reduce annual ongoing overheads (excluding costs in hotels) against its cost base for the financial year 2003 by at least $50 million by the end of 2004. This sum is in addition to the elimination of the incremental overhead cost inherited by the Hotel Group as a result of the Separation (which is estimated to be $15 million). Further details of these actions are described in paragraph 2.4, Part II of these Listing Particulars.

4.     Strategy

4.1     Hotels Business Strategy

The Hotel Group’s strategy is to use the strength of its brand portfolio, the breadth of its distribution, the diversity of its business models and the benefits of its scale in order to drive growth and returns for Shareholders. The Management Team intends to implement this strategy by seeking to:

          4.1.1 Develop high quality, strongly differentiated brands

Strong brands are a key to success in the hotel industry and, therefore, the Hotel Group will further develop strongly differentiated consumer brands and service standards.

          4.1.2 Extend the Hotel Group’s network of hotels

The Hotel Group aims to expand its network of locations that are attractive to international guests, with its upper upscale and upscale brands, and also to expand domestic networks in key markets with its midscale brands.

          4.1.3 Leverage global system scale economies to drive superior RevPAR and GOP premiums

The Hotel Group will continue to exploit its global scale to operate a highly efficient support infrastructure for its hotels which will help drive revenues and operating margins.

          4.1.4 Optimise capital deployment

The Management Team plans to drive enhanced returns from the asset base by redeploying capital over time. Ownership of assets will only be retained if those assets have strategic value or generate superior returns. Any capital released will be primarily reinvested in alternative assets, used to repay debt or used to buy back shares.

          4.1.5 Continue to develop its people

To ensure superior service and strong brands, the Management Team believes in investing in training and people development. For example, the Hotel Group has recently completed one of the largest single training efforts in its history by training over 40,000[5] InterContinental employees in its new ICONS programme of customer service.

5	For managed hotels, such as some InterContinental hotels, in general, only the hotel manager is employed by the Hotel Group and the remaining hotel staff are usually employees of the individual hotel owner. In the US however, the Hotel Group sometimes employs the hotel’s staff. As such, not all 40,000 employees were employees of the Hotel Group.

Back to Contents

4.2     Britvic Business Strategy

The goal for the Britvic Group is for it to become the UK’s leading soft drinks manufacturer. To achieve this goal, the strategy for the Britvic Group is to build its share of the major volume and value segments within the carbonates and stills markets, as well as developing premium niche opportunities, where appropriate.

5.     Summary Financial Record

The table below, the contents of which have been extracted from the Accountants Reports, Part VI of this document, summarises the trading record of the InterContinental Group for the three financial years 2000, 2001 and 2002.

Shareholders should read the full text of these Listing Particulars and should not solely rely on the summary information in the table below. In particular, this table should be read in, conjunction with Notes 4 (in relation to Turnover) and 6 (in relation to Operating Profit) in the Accountants Report on the InterContinental Group contained in Part VI of this document.

5.1     Turnovera

	For the years ended 30 September
	2000		2001		2002
	£m		£m		£m
Hotel Group:
Americas	864	[b]	1,045		584	[e]
EMEA	626		750	[c]	819
Asia Pacific	91	[b]	101		129

Total Hotel Group	1,581		1,896		1,532
Britvic Group	507		571		602
Other Activities	7		6		—

Continuing operations	2,095		2,473		2,134
Discontinued operations[d]	1,570		—		—

	3,665		2,473		2,134

a	Reflects 12 months’ (2001: 12 months, 2000: 12 months) trading with the exception of the Britvic Group, which reflects 52 weeks’ (2001: 52 weeks, 2000: 52 weeks) trading.

b	Includes turnover of £32 million relating to the acquisition of South Pacific Hotels Corporation (SPHC) – Asia Pacific, and £268 million for Bristol Hotels and Resorts Inc. (Bristol) – Americas.

c	Includes turnover of £144 million relating to the acquisition of Posthouse.

d	Represents turnover relating to Bass Brewers which was disposed of in 2000.

e	The reduction in turnover between 2001 and 2002 is in part due to the conversion of the Bristol leases to management contracts described in Part III, paragraph 2.3.2.1.

Back to Contents

5.2     Operating profit before exceptional itemsa

	For the years ended 30 September
	2000	2001		2002
	(£m)	(£m)		(£m)
Hotel Group:
Americas	228	240		178
EMEA	165	202	[d]	125
Asia Pacific	19	18		24
Other[b]	(36)	(33)		(65)

Total Hotel Group	376	427		262
Britvic Group	46	57		63
Other Activities	6	2		4

Continuing operations	428	486		329
Discontinued operations[c]	111	—		—

	539	486		329

a	Reflects 12 months’ (2001: 12 months, 2000: 12 months) trading with the exception of the Britvic Group which reflects 52 weeks’ (2001: 52 weeks, 2000: 52 weeks) trading.

b	Relates to central service costs and goodwill amortisation less other income.

c	Represents Bass Brewers which was disposed of in 2000.

d	Includes £37 million operating profit received relating to Posthouse.

6.     Current Trading and Prospects

The following information is based on the statement given by Six Continents at its Annual General Meeting on 13 February 2003 and is based on numbers from 1 October 2002 to 31 December 2003 (the Quarter).

6.1     Hotel Group Summary

The Hotel Group has seen encouraging revenue recovery in the Quarter, against weak prior year comparables and many of the Group’s brands have again outperformed their respective markets. This reflects the benefits of the refurbishment programmes and the decision to increase investment in sales, marketing and technology. However, profits were substantially lower due to the planned cost increases, which weighed heavily in the Quarter, the loss of profit from hotels in renovation and the fact that the revenue growth was largely driven by occupancy. The Hotel Group expects these costs to diminish as the financial year 2003 progresses and benefits to arise from the return of Le Grand InterContinental in Paris.

          6.1.1 Hotel Group Current Trading

In all regions RevPAR performed better in the Quarter than the same period in the prior year. However, RevPAR is below the same period in the financial year 2001.

In the Americas, the newly renovated InterContinental hotels continued to outperform in aggregate the markets in the key cities in which they operate. RevPAR in the owned Americas InterContinentals is up 20.8 per cent. in the Quarter. Crowne Plaza had a creditable performance in the Quarter, outperforming its market and showing a RevPAR increase of 5.9 per cent.

In the same period the Hotel Group’s midscale franchise businesses performed very well despite the ongoing difficult market conditions, with Holiday Inn Express continuing to outperform its relative market with RevPAR up 3.5 per cent. and Holiday Inn performing in line with its relative market with RevPAR up 2.3 per cent. In operating profit terms the Americas region is marginally up on the financial year 2002.

In EMEA, underlying trading in the Hotel Group’s owned and leased upper upscale and upscale hotels remains depressed due to the high dependency on US guests. In the Quarter, the Le Grand InterContinental in Paris was closed against a period in which it was open in the prior year. The hotel is expected to reopen in Spring 2003. RevPAR for owned and leased InterContinental and Crowne Plaza hotels was up 12.8 per cent. and 2.0 per cent. respectively in the Quarter benefiting from the increase in marketing activity.

Back to Contents

Holiday Inn UK, after adjusting for rooms out for renovation, has continued to outperform its relative market, also having benefited from increased revenue investment. As a result, across the EMEA region as a whole, the aggregate of specific cost increases, and the loss of profit from hotels in refurbishment has meant that profits are substantially down on the financial year 2002.

In Asia Pacific, the InterContinental Hong Kong has had a very strong performance, benefiting from an increase in sales and marketing, with the result that profits for the region as a whole were well ahead of the financial year 2002.

As reported in the Six Continents trading statement on 1 October 2002, the Hotel Group is increasing investment in marketing and IT expenditure by $30 million in 2003. Of this amount some $13 million was spent in the Quarter as planned, with a consequent increase in central costs. Dividends received from FelCor were down $4 million.

          6.1.2 Hotel Group Prospects

In the Americas and EMEA, continued downward pressure on corporate profitability, together with the increasing climate of uncertainty as a result of slowing economic growth and the ongoing threat of war, continue to affect the prospects for the Hotels Business.

Against this background, the Hotel Group is continuing to drive RevPAR, particularly in its refurbished hotels. At the same time, the Management Team is renewing its focus on the cost base, working on the assumption that the trading environment will remain difficult. Further details of the cost review are set out in Part II, paragraph 2.4 of this document.

6.2     Britvic Group Summary

Volumes and profits for the Britvic Group were again ahead of the same period in the financial year 2002, a year in which the business saw record results.

          6.2.1 Britvic Group Trading and Prospects

Turnover rose by over 7 per cent. in the Quarter. The Britvic Group’s leading brands have performed well, with Pepsi and Robinsons in particular having good Quarters during which both brands grew market share. Tight business controls have led to strong profit growth over the Quarter and prospects for the remainder of the financial year 2003 remain good.

7.     Accounting Year End

It is intended that the InterContinental Group will report to a calendar year end rather than the current 30 September accounting year end of Six Continents Group. The Directors believe this to be more appropriate for a global hotel company for two primary reasons:

7.1	to bring the Group in line with the reporting timetable of the majority of comparable European and US hotel companies; and

7.2	to allow the Group to incorporate the effects of the major corporate contract negotiations, which take place in the autumn of each year, into the budget for the following financial year.

The Group’s first accounting period end will, therefore, be for a 15 month period ending on 31 December 2003.

In order to provide clarity through the transition to calendar year end reporting, the InterContinental Group intends to report on a quarterly basis for the remainder of 2003 with the first quarterly report ending 30 June 2003. From 2004, it is intended that the Group will report results every six months.

8.     Earnings Per Share and Dividend Policy

As a result of the proposed accounting year end change, earnings per share for the 15 month period ending 31 December 2003 will not be comparable with earnings per share for the financial year 2002. It is the Directors’ intention to provide pro forma earnings per share for the year to 31 December 2002 in the interim accounts for the period to completion of the Separation and for the year to 31 December 2003 in the Company’s first set of statutory accounts following the Separation.

As announced on 1 October 2002, the directors of Six Continents intend to pay an interim dividend of 6.6 pence per existing Six Continents Share for the period prior to Separation. This dividend will be the last dividend paid

Back to Contents

by Six Continents to existing Six Continents Shareholders and is expected to be paid on 9 April 2003. This is earlier than the usual payment date of 31 July 2003 in order to allow the dividend to be paid by Six Continents prior to Separation. Any dividends thereafter will be payable by InterContinental Hotels Group PLC and Mitchells & Butlers PLC.

The Directors intend to recommend that an interim dividend and a final dividend for InterContinental Hotels Group PLC for 2003, together totalling 13.5 pence per new Ordinary Share, be declared. The interim dividend is expected to be payable in October 2003 and the final dividend in June 2004. The final dividend is expected to account for around 70 per cent. of the total annual dividend per share. Thereafter, it is envisaged that an interim dividend will be paid by the Company in October and a final dividend in May of each year. This differs from the current Six Continents payment schedule due to the change of accounting year end from 30 September to 31 December explained above in paragraph 7. The Directors intend to establish a progressive dividend policy that is appropriate to the strategies for the InterContinental Group and will seek to grow dividends in real terms from the base of 13.5 pence as indicated above and to build cover over time as the hotel cycle improves.

9.     Credit Rating

Standard & Poor’s and Moody’s have each indicated that, on the basis of discussions which have taken place, they continue to expect the InterContinental Group to have an investment grade credit rating on completion of the Separation. Standard & Poor’s confirmed their view on 15 January 2003 that the credit rating for the InterContinental Group is expected to be BBB.

The specific credit rating to be given by both agencies will be confirmed in advance of Admission following further discussions with the Management Team in March.6

10.     Summary of the Separation

The Separation will result in two separate listed holding companies, M and B (which will own the Retail Business), and the Company (which will own the Hotels Business and the Britvic Business and carry on the Other Activities), each of which will be owned by the persons who are Six Continents Shareholders at the Scheme Record Time.

For further details of the Separation, please refer to Part IV of this document.

11.     Risk Factors

Certain risk factors in relation to the Group Businesses are discussed in Part V of this document. All of these risk factors should be carefully considered. In particular, consideration should be given to the ongoing global political uncertainties and specifically the threat of conflict in the Middle East which could adversely affect the financial condition of either of the Group Businesses.

6	Ratings are not a recommendation to purchase, hold or sell securities, in as much as ratings do not comment as to market price or suitability for a particular investor, and are subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently.

Back to Contents

PART II

THE INTERCONTINENTAL GROUP BUSINESS DESCRIPTION

This section describes the Group Businesses and should be read in conjunction with the full text of this document.

1.     Overview of the InterContinental Group

The InterContinental Group comprises: the Hotels Business, a leading global hotel business; a controlling interest in the Britvic Group, the second largest soft drinks manufacturer in the UK; and certain other ancillary activities (defined in this document as the Other Activities).

The Hotel Group owns a portfolio of well-recognised and respected brands, including InterContinental, Crowne Plaza, Staybridge Suites, Holiday Inn and Express. With more than 3,300 owned, leased, managed and franchised hotels and approximately 515,000 guest rooms across nearly 100 countries and territories as at the end of the financial year 2002, the Hotel Group is the most global hotel business and the second largest in the world by number of rooms.

The Hotel Group’s strong brands, international scope and portfolio of high quality assets, built through organic growth and acquisition, place it in a strong competitive position.

The Hotel Group generated operating profits, before exceptional items of £427 million on revenues, of £1,896 million in the financial year 2001, and, in the financial year 2002, the Hotel Group generated operating profits, before exceptional items of £262 million on revenues, of £1,532 million. The financial performance in 2002 declined in comparison to previous years, predominantly as a result of the events of 11 September 2001 and the concurrent downturn in the global economy which adversely affected the worldwide hotel market.

The Britvic Group is the second largest manufacturer of soft drinks, by volume, in the United Kingdom and has brands that include Robinsons, Britvic (juice and mixers), R Whites, Tango and J2O. The Britvic Group also has the Great Britain franchise for the Pepsi and 7UP brands.

The Britvic Group generated operating profits before exceptional items of £57 million on revenues of £571 million in the financial year 2001 and, in the financial year 2002, the Britvic Group generated increased operating profits before exceptional items of £63 million on revenues of £602 million.

Overall, the InterContinental Group generated total operating profits, before exceptional items of £486 million on revenues, of £2,473 million in the financial year 2001; and, in the financial year 2002, the Group generated total operating profits, before exceptional items of £329 million on revenues, of £2,134 million.

Further details of the activities of the Hotels Business, including geographic, brand and ownership segmentation, are set out in section 2 below and details of the Britvic Business are set out in section 3 below.

2.     Hotel Group

2.1     History

InterContinental Hotels Group PLC, formerly known as Six Continents (and prior to that as Bass), was historically a conglomerate operating, amongst other things, as a brewer, soft drinks manufacturer, leisure operator, and restaurant and pub and bar owner. Six Continents made its first significant international move into the hotel industry when it acquired Holiday Inn International in 1988 and the remaining North American business of Holiday Inn in 1990. This gave Six Continents the Holiday Inn and Crowne Plaza by Holiday Inn brands, and what is now an industry leading position by room numbers in the midscale segment in the US7. Subsequently, in 1990 it launched the limited service brand, Express.

In line with its strategy to optimise capital deployment, Six Continents disposed of its owned US midscale hotel property assets in 1997, but retained branding distribution on the majority of these properties through franchise agreements.

7	(Source: According to Smith Travel Research.)

Back to Contents

During 1997, Six Continents entered the profitable US upscale extended stay segment with the introduction and development of Staybridge Suites by Holiday Inn. This has been the fastest brand to reach 50 units in the Americas[8] in its segment, and demonstrates Six Continents’ ability to create and launch brands in the hotel market.

To expand further its international reach and add to its strong brand portfolio, Six Continents acquired the InterContinental hotels business in March 1998, owner of the most global upper upscale hotel brand. This acquisition added 117 InterContinental and 20 Forum hotels to the portfolio. Following this acquisition, Six Continents had a portfolio of brands spanning the industry from upper upscale to midscale limited service across all regions.

In January 2000, Six Continents acquired the Australia-based hotel company, Southern Pacific Hotels Corporation (SPHC), which operated 59 hotels under the “Parkroyal” and “Centra” brands across Australia, New Zealand and the South Pacific as well as hotels in select South East Asian countries. These hotels strengthened considerably Six Continents’ existing organically-built presence in the Asia Pacific region. A large proportion of these hotels were subsequently converted to the InterContinental, Crowne Plaza and Holiday Inn brands. Shortly afterwards, Six Continents acquired Bristol Hotels & Resorts Inc. (Bristol), a US based hotel management company comprising 112 hotels operating mainly under leases. These leases were then sold or converted to management contracts by July 2001, thereby reducing the volatility of Six Continents Group’s earnings from those hotels.

In April 2001, Six Continents completed the acquisition of the Posthouse business, which comprised 79 midscale hotels located in the United Kingdom and Republic of Ireland. Six Continents then converted the majority of these hotels to the Holiday Inn brand, thereby enhancing the position of Holiday Inn in the UK, making it the number one midscale brand by number of rooms. This acquisition, combined with strong midscale segment positions in Germany and Italy, gave Six Continents a strong European base of operations.

In August 2001, Six Continents completed its acquisition of the prestigious Regent Hotel in Hong Kong, which it subsequently rebranded “InterContinental Hong Kong”, strengthening its upper upscale market position in the Asia Pacific region and adding a key location for its international guests.

Through these significant acquisitions and organic growth, Six Continents has built a strong, branded, international hotel group.

8	(Source: Hotel Group Internal Analysis.)

Back to Contents

2.2     Market Overview

     2.2.1 Market structure

The market segments for the hotel industry generally correspond to broad price/quality bands and can be classified along the illustrative categories set out below:

Market segment	The Hotel Group’s brands	Description	Customer segment
Luxury	–	Hotels with the highest level of amenities, often boutiques or small chains with top-class facilities and services and very high room rates.	A mix of business and leisure, dependent on location, often with a high proportion of international guests.

Upper Upscale	InterContinental	Well-appointed hotels with full, high-quality, amenities including spacious rooms and bathrooms. High room rates. Usually located in prime city-centre locations in major cities or in resorts.	Predominantly business often with a high proportion of international guests.

Upscale*	Crowne Plaza Staybridge Suites	High quality, mostly full service hotels with moderate to high room rates. Less luxurious than upper upscale and sometimes lacking some of the facilities such as a concierge.	Predominantly business in urban locations but also appealing to the leisure guest; less international than upper upscale but can still have a significant international guest base.

Midscale* (full service)	Holiday Inn Holiday Inn Select Holiday Inn SunSpree	Full service but with fewer amenities than upscale. Comparatively lower room rates than upscale.	Predominantly domestic guests, both business and leisure.

Midscale* (limited service)	Express by Holiday Inn (in EMEA and Asia Pacific) Holiday Inn Express (in the Americas)	Reduced food and beverage, bar and meeting facilities but similar quality room product to full service midscale. Broadly comparable room rates with midscale (full service).	Predominantly domestic guests, both business and leisure.

Economy/ Budget	–	Cheapest most basic hotels with limited facilities.	Predominantly domestic guests.

*	Extended stay products are positioned in all of these sectors. Staybridge Suites, the Hotel Group’s only extended stay brand, is in the upscale sector.

The Directors believe that the annual room revenues of the global hotel market were approximately $200 billion in 2000[9]. Although 2001 and 2002 have been significantly more difficult years, with 2002 having declined materially, the hotel industry is still expected to continue to grow at an average of between 3-6 per cent. per annum for the long term[10], with the fastest growth predicted to be in the international guest segment of the market[11].

The Directors expect the hotel industry to return to its long term growth trend once current political and economic conditions have passed.

             2.2.2 Demand

Demand growth is driven by two key factors. Firstly, the performance of domestic economies drives the occupancy and profitability of domestic hotel markets, reflecting the underlying domestic business performance and domestic disposable income trends. Secondly, the volume of international guests, which is dependent in large part on the cost of transport, attitudes to travel and global economic performance, drives the occupancy and profitability of the international hotel market. The falling cost and increasing volume of international travel and continuing globalisation are expected to lead to more international guests seeking hotel accommodation. These international guests tend to spend more than the average domestic guest and travel frequently, making them an attractive guest segment[12].

9	(Source: World Tourism Organisation; Six Continents estimates.)

10	(Source: 20:20 Vision, WTO Publications, 2001.)

11	(Source: 20:20 Vision, WTO Publications, 2001.)

12	(Source: BDRC UK Traveller Survey 2002, and inferred by the Hotel Group for travellers as a whole.)

Back to Contents

Capturing the international guests’ demand depends on having a network of hotels in attractive locations around the world, since these guests tend to have a circuit of key cities which they frequent. The Directors believe that, if a hotel company’s brands are present in a majority of these key locations, the chain is more likely to capture more of the guests’ room-nights and thus generate increased demand. It is also the Directors’ belief that the guest often prefers a single chain for reasons of convenience and also for loyalty scheme membership, which can be a significant driver of repeat business. For the domestic guest, the same principles apply, except that the network is within the guest’s home country, making a critical mass of domestic locations key. Furthermore, as this depth is created, economies of scale begin to be realised in marketing and other costs.

These benefits accrue mainly to branded hotel chains, which tend to offer a consistency of experience through their brand standards as well as multiple locations and, ultimately, the marketing spend to communicate the existence of such a network and standards.

The Directors expect demand growth in the branded hotel sector to be stronger than that for the market as a whole. Recent industry studies indicate that, in major European markets, more than two-thirds of business guests state brands influence their hotel selection “a great deal” or “a fair amount”[13]. Branded hotel companies thus have a strong platform for growth, since only approximately 30 per cent. of worldwide hotel rooms are branded (although this varies significantly between individual countries and regions)[14]. The Directors believe, in this context, that there is a significant opportunity for expanding the presence of the Hotel Group’s strong, international brands.

             2.2.3 Supply

Despite a certain level of consolidation in the hotel industry in recent years, the global hotel market remains fragmented. In 2002, the top ten international hotel groups (based on room numbers), of which the InterContinental Group is the second largest, represented only an estimated 20 per cent. of the total worldwide number of rooms[15]. The largest companies are having more success in growing distribution further than other companies, in part owing to their strong brands and their ability to leverage the economies of scale created by their size. Growth in the supply of rooms has been steady over the preceding ten years, but is likely to slow down in the near mid-term due to recent economic trends precipitating a decline in new construction[16].

Taken together, the Directors believe the long-term supply and demand trends in the hotel industry are favourable in the context of a market driven by increasing globalisation and the importance of strong brands. The Directors believe that the key success factors for a global hotel group include:

•	strong international brands;

•	a network of attractive international locations for the upscale guest;

•	domestic “depth” in key markets;

•	ability to leverage scale benefits in marketing, sales and other services;

•	loyalty programmes; and

•	integrated technology systems.

13	(Source: BDRC European Guest Survey, 2002.)

14	(Source: TRI European Hotel Industry Guide, 2002 and Smith Travel Research and Hotels Estimates.)

15	(Source: Hotels Magazine, July 2002.)

16	(Source: Smith Travel Research.)

Back to Contents

2.3     Key Strengths

A number of key business strengths underpin the Hotel Group’s position in the global hotel industry, which the Directors believe can provide the foundation to drive further growth. In particular, these include:

          2.3.1 Strong, consistent, high quality brands

The Hotel Group’s brands are supported by a system of quality and service standards which seek to deliver an excellent guest experience and, therefore, encourage brand preference. Additionally, awareness of the majority of the Hotel Group’s brands is high with the InterContinental and Holiday Inn brands each having an established track record spanning more than 50 years. Holiday Inn is today the most recognised midscale hotel brand in the US17, representing a consistent system of quality and service standards, and is one of the most recognised hotel brands internationally[18]. InterContinental has won many awards as an upper upscale brand (including for example, “Best Business Hotel Chain”19). The Hotel Group also has a number of internally created hotel brands, having developed Express (the fastest grown chain in the US hotel industry20) and Staybridge Suites (this brand reached 50 units in the shortest time in its segment21). In addition, as at the end of the financial year 2002, the Hotel Group’s branded loyalty scheme, Priority Club Rewards, had approximately 15 million members worldwide, up by almost 20 per cent. from the financial year 2001. During 2002, nearly 23 per cent. of the Hotel Group’s room nights were bought by Priority Club Rewards members, illustrating the importance of this programme to the Hotel Group’s guests and in driving revenue.

          2.3.2 Network of upscale hotels, appealing to the international guest

The Hotel Group has a significant network of upper upscale and upscale hotels under the InterContinental and Crowne Plaza brands, with assets in key cities such as London, Paris, Hong Kong, San Francisco, Chicago and New York. The relative scarcity of prime locations for new upscale assets in key gateway cities implies a competitive advantage for the Hotel Group over new entrants because of its existing network. This network, which includes cities which attract a substantial share of global international travellers, puts it in an excellent position to continue to gain market share in the attractive international guest segment.

          2.3.3 Strong domestic midscale positions in leading economies

The Hotel Group has built a leading midscale position in many key countries including the US, the UK and China, in each of which it has the largest number of branded midscale rooms; and Australia and Italy, in each of which it has the second largest number of branded midscale rooms[22]. These positions allow it to benefit from local scale economies in marketing and cost efficiency, as well as providing an extensive domestic network to guests and thereby enhancing its ability to gain market share.

          2.3.4 Global scale

The Hotel Group has hotels in more countries than any other hotel group. With over 515,000 rooms, 3,300 hotels in nearly 100 countries and territories and nearly 31,000 employees, the Hotel Group is the most global hotel group and the second largest by room numbers. This size provides it with significant benefits of scale, particularly in the areas of marketing, technology and infrastructure, which allows the Hotel Group to drive revenues and reduce operating costs.

17	(Source: Millward Brown.)

18	(Source: Millward Brown.)

19	(Source: Business Traveller Magazine UK 2001; Western Europe, Eastern Europe and Middle East only.)

20	(Source: Smith Travel Research Census Database, September 2001, Martin Information, Hotels Estimates.)

21	(Source: Internal Hotel Group Analysis.)

22	(Source: Internal data from competitor websites and Hotel Consulting Services Report), Martin Information, Smith Travel Research.

Back to Contents

          2.3.5 System funds and resources

Due to its large network, the Hotel Group has access to significant funds to promote and support its brands for the benefit of its hotels and owners. These funds, known as “system funds”, are collected through contractual fees payable by virtually all hotels (the large majority of which are franchised) in the global network (except InterContinental hotels). The fees total in excess of $350 million annually and, given their contractual nature, represent a stable source of funds to support the Hotel Group’s marketing activities, frequency programme, relationship marketing activities and system infrastructure.

           2.3.6 Diversified business model and wide geographic spread

The extent of the diversification of the Hotels Business is unique amongst its peers. Its geographic spread, multiple operating models and strong brand portfolio, which covers key market segments, place it in a good position to both weather economic downturns and take advantage of strengthening economies.

2.3.6.1	Geographic Spread – With rooms in more countries and territories than any other hotel group and its operating profits being well-balanced between the US and major Western European economies, the Hotel Group is positioned to benefit from any upswing in these economies. The geographic spread of the Hotel Group is expected to protect the Hotel Group to some extent from single market downturns.

Region	Room count %	Hotel level operating profit pre- exceptionals %*
Americas	72	52
EMEA	20	40
Asia Pacific	8	8
*	For the financial year 2002

2.3.6.2	Ownership Model – Profits are broadly balanced between owned hotels, with their volatility but opportunity for greater profits, and managed/franchised hotels, with their more stable income streams.

The InterContinental Group operates its Hotels Business through four different models to ensure a balance of growth, returns, risk and reward. These can be summarised as follows:

(A)	ownership or lease (O&L), where a Hotel Group company both owns (or leases) and operates the hotel and, in the case of ownership, takes all the benefits and risks associated with ownership. Rooms owned or leased by the Hotel Group totalled 42,642 at the end of the financial year 2002, together representing 8 per cent. of the Hotel Group’s rooms;

(B)	joint venture, where a Hotel Group company directly or indirectly owns a stake in the hotel and receives a share of the benefits and risks of ownership in proportion to its stake. A management contract is generally entered into in conjunction with the joint venture. The Hotel Group has 21 joint venture arrangements worldwide;

(C)	management contract, where a Hotel Group company manages the hotel for third party owners under a Hotel Group brand in return for a management fee and provides the system infrastructure necessary for the hotel to operate. Management contract fees are usually linked to a hotel’s revenues and often include an additional incentive fee, linked to profitability or cash flow. The Hotel Group operated 86,761 rooms under management contracts at the end of the financial year 2002, representing 17 per cent. of its hotel rooms; and

(D)	franchise, where Hotel Group companies neither own nor manage the hotel, but provide the use of the brand, systems and expertise. The Hotel Group derives

Back to Contents

revenues from a royalty or licensing fee payable by the franchisee for the right to operate under a Hotel Group brand. This fee is often based on a percentage of room revenue. The Hotel Group operated 386,122 rooms under a franchise agreement at the end of the financial year 2002, with 87 per cent. of the Hotel Group’s rooms in the Americas operating under this model. Franchised hotels represent 75 per cent. of the Hotel Group’s total rooms.

Form of ownership	Room count %	Hotel level operating profit pre- exceptionals %*

Franchised	75	48
O&L	8	39
Managed	17	13
*	For the financial year 2002

2.3.6.3	Brand/segment exposure – the Hotel Group has a presence in most of the major segments of the market, thereby diversifying its risk if any one segment should under perform.

*Brand	Room count %	Hotel level operating profit pre- exceptionals %*

InterContinental	9	21
Crowne Plaza	11	11
Holiday Inn	57	49
Express	21	13
Staybridge Suites	1	2
Other	1	4
*	For the financial year 2002

          2.3.7 Experienced management

The Hotel Group has a proven and highly experienced management team with a strong track record. The Chairman (Sir Ian Prosser), the Chief Executive (Richard North), the Finance Director (Richard Solomons) and the three regional presidents responsible for the separate areas of the global market (Richard Hartman, Patrick Imbardelli and Stevan Porter) together provide a strong management team. In addition, many of the area managers and hotel general managers have worldwide and extensive industry experience.

          2.3.8 Valuable capital asset base

The Hotel Group has a highly desirable freehold and leasehold property portfolio, with a net book value (including fixtures, fittings and equipment) of approximately £3.8 billion (as at the end of the financial year 2002), which provides considerable financial flexibility. This portfolio also offers significant opportunities for creating additional shareholder value and higher returns through improved operating performance, asset management and disposals. The Directors consider that, if appropriate, capital can be released from the portfolio, either by outright sale (most likely in relation to assets which are of no continuing strategic importance) or by the sale of a substantial interest in the underlying real estate, and used to drive further shareholder value whilst retaining the brand “flag” through franchise or management agreements.

          2.3.9 Integrated technology solution

The Hotel Group has committed significant and ongoing investment to its information technology in order to support its strategic initiatives. The primary driver of the initiative is the desire for rationalisation, to achieve globally consistent “best of breed” business critical applications, whilst at the same time allowing flexibility for more localised solutions.

Back to Contents

A significant element of this strategy is completing the current global rollout of HolidexPlus, HIRO and two leading property management systems, Opera and Pegasus Central. HolidexPlus is a well established, recently enhanced, in-house developed reservation system which, in harness with Opera and Pegasus Central allows two way communication between hotels and the reservation system. In tandem with HIRO (the revenue management system) this infrastructure, once rolled out, gives the Hotel Group the confidence to sell down, whilst optimising profitability, almost to last room availability. Benefits of increased revenues and ease of use are already being realised as this solution is rolled out.

2.4     Focus on Returns

          2.4.1 Action since announcement of Separation

The Management Team’s primary objective is to drive significant improvements in returns and thereby enhance value for Shareholders. Since the announcement of the Separation, the Management Team, led by Richard North, has initiated action in the following four key areas to meet this objective:

•	Redesigning the organisation to align it behind the strategic priorities and speed up decision making;

•	Changing the management to ensure the right people are in the right jobs;

•	Reducing the cost base through eliminating unnecessary work and streamlining processes; and

•	Optimising capital deployment through a rigorous hotel by hotel review to determine appropriate levels of ownership and capital expenditure.

         2.4.2 Organisation Redesign

The Management Team has initiated a detailed review of the organisational effectiveness of the Hotels Business. This review will:

•	bring greater focus and clearer accountabilities throughout the Hotels Business;

•	streamline decision making;

•	reduce unnecessary work and bureaucracy;

•	provide greater teamwork and integration; and

•	focus the organisation on the execution of its strategy.

The review is divided into three phases:

•	Phase I (November 2002 – January 2003): the establishment of the base organisational structure and identification of opportunities for more efficient and cost effective methods to manage the business;

•	Phase II (January – March 2003): the development of detailed plans for functions consistent with the opportunities identified in Phase 1 and implementation planning; and

•	Phase III (April 2003 – December 2004): Implementation.

As a result of the completion of Phase I, the new top line organisation structure for Hotels has been determined and key global functions that support the regions have been centralised:

2.4.2.1	a new brands services group, to ensure the Hotel Group leverages global scale advantages for the benefit of customers and owners through the regional brand teams;

2.4.2.2	a new global shared services infrastructure, to ensure the Hotel Group leverages scale in creating more efficient finance, IT and HR systems by consolidating management responsibility for providing infrastructure into one group;

Back to Contents

2.4.2.3	a new asset management group, to take responsibility for proactively managing the Hotel Group’s portfolio of hotels to better allocate capital, decide which hotels need to be owned and determine where acquisitions are necessary; and

2.4.2.4	other corporate functions will be re-designed to align more closely with the regions, reflecting the Hotel Group’s new status as an independent hotel business.

           2.4.3 Management Team

Following the redesign of the top line organisational structure described above, the Management Team has been strengthened by placing the right people in the right jobs and ensuring they have clear responsibilities and, therefore, accountability.

Richard Hartman has been appointed to the position of Managing Director, EMEA and Patrick Imbardelli to the position of Managing Director, Asia Pacific. These appointments, alongside that of Stevan Porter in July 2002 as President, the Americas, means experienced hotel operators are now in charge of all the regions in which the Hotel Group operates.

David Bland has been appointed to the position of overseeing the organisational review. David is a very experienced member of the Management Team and his appointment signifies the importance of the execution of the review’s plans. Peter Gowers will lead the new brands services group which is referred to above. Full details of the Management Team are set out in paragraphs 8 and 9 of this Part II.

          2.4.4 Reducing Cost Base

The Management Team intends to drive aggressive reductions in its cost base. The focus will be on making the Hotel Group an effective, streamlined business, capable of delivering against the strategic priorities detailed below with the prime objective of driving value for Shareholders.

Teams from each function are currently working through a process to identify how best they can focus on value-added activities, eliminate unnecessary work, remove bureaucracy, increase the Hotel Group’s speed of decision making and execution, and empower employees with clear roles and accountabilities.

As a result of these actions the Management Team expect to reduce annual ongoing overheads (excluding costs in hotels) against its cost base for the financial year 2003 by at least $50 million by the end of 2004. This sum is in addition to the elimination of the incremental overhead cost inherited by the Hotel Group as a result of the Separation (which is estimated to be $15 million). As yet, no final decisions have been taken on the structure below the top line organisational structure described above and there is significant further work to be completed which is currently under way.

It is the intention of the Hotels Group to make an announcement of the results of the review, including an update on estimated cost savings, by the time of the Group’s first interim results announcement in late May 2003. All cost reduction targets and plans are expected to have been implemented in full by December 2004.

          2.4.5 Capital deployment

The Management Team has commenced a rigorous review of the Hotel Group’s capital asset base with the objective of optimising capital intensity to enable capital to be released for debt reduction, share repurchases and re-investment. An asset-by-asset review has been initiated and will be finalised by December 2003, with a view over time to retaining only those assets with strategic value or which generate superior returns.

Future capital expenditure has also been reviewed. From 2004 onwards, other than specific refurbishment projects, annual maintenance spend on the hotel estate is expected to be approximately £100 million and expansionary capital expenditure will be limited to selective value-enhancing investment in strategically important assets or in assets generating superior returns. Where appropriate, this spend will be funded through cash from asset disposals.

Back to Contents

2.5     Strategy

The Hotel Group’s strategy is to use the strength of its brand portfolio, the breadth of its distribution, the diversity of its business models and the benefits of its scale in order to drive growth and returns for Shareholders. The Management Team intends to implement this strategy by seeking to:

•	develop high quality, strongly differentiated brands;

•	extend the Hotel Group’s network of hotels;

•	leverage global system scale economies to drive superior RevPAR and GOP premiums;

•	optimise capital deployment; and

•	continue to develop the Hotel Group’s people.

     2.5.1 Develop high quality, strongly differentiated brands

As explained previously, strong brands are seen as a key to success in the hotel industry and, therefore, the Management Team will continue to pursue the Hotel Group’s strategic goal of further developing strongly differentiated consumer brands and service standards. The Hotel Group’s brands are defined as a “promise” to the customer made up of three principal differentiating factors:

•	underlying quality: an established standard of product quality and, where applicable, guaranteed facilities, for example, physical brand standards for hotels such as quality of mattresses or provision of a swimming pool;

•	service standards: an established level of guaranteed service, such as a 24 hour reception or room service; and

•	“brand personality”: the essence of the brand and the positioning with the target market, for example InterContinental’s “we know what it takes” positioning.

Progress in implementing this strategy is demonstrated by recent investment in refurbishment of major InterContinental hotels worldwide and Holiday Inn hotels in the UK. Additionally, there is the development in the US of a new design of Holiday Inn hotel, which aims to provide better returns to owners and enhanced quality and service standards for guests. The Hotel Group has also launched improved training programmes and service standards for the brands, such as the InterContinental ICONS programme and the Holiday Inn Hallmarks programme.

     2.5.2 Extend the Hotel Group’s network of hotels

The Management Team aims to extend the Hotel Group’s upper upscale and upscale brand network of locations that are attractive to international guests and strengthen its midscale brands in key domestic markets (for example, Express in Germany). The acquisition of the Regent Hotel in Hong Kong and the Posthouse hotels in the UK, the subsequent rebranding of these hotels to the Hotel Group’s brands, and the building of new InterContinental hotels in Atlanta and Boston, are representative of its drive to implement this strategy. In addition, the Directors also intend to acquire freehold or leasehold properties in targeted key strategic locations, to acquire management contracts to manage hotels on behalf of others and to issue franchises.

     2.5.3 Leverage global system scale economies to drive superior RevPAR and GOP premiums

The Management Team aims to operate a highly efficient support infrastructure for the Hotel Group’s hotels which will help drive revenues and operating margins. It also intends to continue to exploit the Hotel Group’s global scale, and further strengthen its ability to drive revenues through its branded hotels, by utilising a common IT platform, sales and marketing initiatives, reservation infrastructure and a strong loyalty scheme (Priority Club Rewards). The number of Priority Club Rewards members (approximately 15 million members as at the end of the financial year 2002), and the proportion of room nights booked through the Hotel Group’s reservation systems (nearly 26 per cent. for the financial year 2002), demonstrate that the Hotel Group has a strong base from which to achieve this strategic aim. The Management Team also intends to continually explore areas for cost savings across the organisation.

Back to Contents

     2.5.4 Optimise capital deployment

The Management Team aims to drive enhanced returns from the asset base by redeploying capital over time. Ownership of assets will only be retained if those assets have strategic value or generate superior returns. Any capital released will be primarily reinvested in alternative assets, used to repay debt or used to buy back shares.

     2.5.5 Continue to develop its people

High quality service levels and well trained staff are seen as vital to the success of a hotel. To ensure superior service and the brand promise outlined above, the Management Team believes in investing in training and development of people. Recent initiatives include elements of the Holiday Inn Hallmarks programme and the Hotel Group recently successfully completed one of the largest single training efforts in its history by training over 40,000[23] InterContinental hotel employees in its new ICONS programme of customer service standards.

2.6     Hotels Business and Brands

     2.6.1 Business structure

The Hotels Business is currently operated under the following structure:

2.6.1.1	a global “system” for reservations, IT, internet and loyalty scheme (Priority Club Rewards);

2.6.1.2	global and regional brand management – the InterContinental brand is managed globally but other brands are managed predominantly by region reflecting their more regional/domestic nature; and

2.6.1.3	regional operational management.

     2.6.2 Global system

Across all its brands, the objective is to further exploit the scale and strength of the Hotel Group’s global system to drive revenue and operating efficiencies. The elements of the global system include:

2.6.2.1	Priority Club Rewards: This is one of the largest loyalty programmes in the hotel industry, with approximately 15 million members, an increase in the 2002 financial year of almost 20 per cent. It also has alliances with 45 airlines, which enable members to collect frequent flyer miles. In addition, the InterContinental business operates a separate recognition programme aimed at providing a superior level of service to its members, the “Six Continents Club”, with over 120,000 members. The Hotel Group also has alliances with external partners such as car hire companies and credit card companies, which provide exposure and access to the Hotel Group’s system.

2.6.2.2	Central Reservation System: The Hotel Group operates the HolidexPlus and Holidex central reservation systems. The HolidexPlus and Holidex systems receive reservation requests entered on terminals located at a vast proportion of its reservation centres, as well as from global distribution systems operated by a number of major corporations and travel agents. Where local hotel systems allow, the HolidexPlus and the Holidex systems immediately confirm reservations or indicate alternative accommodation available within the Hotel Group’s network. Confirmations are transmitted electronically to the hotel for which the reservation is made.

During 2002, it is estimated that these reservation systems (which include company reservation centres, global distribution systems and internet reservations) delivered around 26 per cent. of the Hotel Group’s global room nights sold.[24]

23	For managed hotels, such as some InterContinental hotels, in general, only the hotel manager is employed by the Hotel Group and the remaining hotel staff are usually employees of the individual hotel owner. In the US however, the Hotel Group sometimes employs the hotel’s staff. As such, not all 40,000 employees were employees of the Hotel Group.

24	(Source: Hotel Group management information)

Back to Contents

2.6.2.3	Sales and Marketing: The Hotel Group has in excess of $130 million annually to invest in sales and marketing activity to support the brands. This expenditure is funded from fees collected from virtually all the hotels (with the exception of the InterContinental hotels) in the system, whether or not they are owned by the Hotel Group. These fees are then spent regionally on driving revenue and brand awareness or, in the case of sales investments, targeting segments such as corporate accounts, travel agencies and meeting organisers. The fees are contractual and represent a significant source of marketing funds which are mainly not dependent on the Hotel Group’s profit performance.

The strategic initiatives for the global system as a whole include:

(A)	continued focus on enrolments in Priority Club Rewards and increasing the Hotel Group’s share of each guest’s total hotel spend;

(B)	investment in national and global sales forces;

(C)	effective use of the network of reservation centres; and

(D)	maximising the benefit from global system funds.

     2.6.3 Brands overview

Brands	Room Numbers*	Hotels*

InterContinental	44,545	135
Crowne Plaza	55,935	191
Holiday Inn	293,346	1,567
Express	109,205	1,352
Staybridge Suites	5,435	48
Other	7,059	32

Total	515,525	3,325

*	As at the end of the financial year 2002

   2.6.3.1       InterContinental

	Americas Total	Americas O&L	EMEA Total	EMEA O&L	Asia Pacific
Average Room Rate $*	133	164	132	152	129
Room Numbers**	14,208	4,421	21,256	5,392	9,081

*	In the financial year 2002

**	As at the end of the financial year 2002

InterContinental was acquired in March 1998 and is the Hotel Group’s global upper upscale hotel brand. The hotels are targeted at both business and leisure guests. InterContinental hotels are generally situated in prime locations in major cities and key resorts around the world and provide high quality amenities, generally reflecting the local culture. There are 135 InterContinental hotels in more than 60 countries which represented 9 per cent. of all the Hotel Group’s rooms at the end of the financial year 2002.

InterContinental hotels are principally owned, leased or managed. The brand is one of the top international upper upscale hotel brands based on room numbers and has more than 50 years of heritage in the segment. The competition includes international luxury chains (for example Four Seasons and Ritz Carlton) and upper upscale chains (for example, Marriott, Hilton, Hyatt and Westin). InterContinental hotel rooms are generally priced between these two segments.

Back to Contents

The strategic initiatives for the InterContinental brand are to:

(A)	invest in brand reshaping and build brand equity through the “we know what it takes” marketing campaign and ICONS programme;

(B)	complete the refurbishment of leading InterContinental hotels – to date projects have been completed in Miami, San Francisco, San Juan, New York, Houston, Chicago, Madrid, Vienna, Budapest and Rome, and projects in progress include Cannes and Paris Le Grand;

(C)	expand the brand into key network cities and resorts where guests value InterContinental hotels and where global international travel flows are largest and therefore also to complete the construction of the InterContinental in Atlanta (expected to open in 2004) and Boston (expected to open in 2005); and

(D)	leverage global sales via enhanced sales force resources, common IT platforms and marketing spend.

     2.6.3.2       Crowne Plaza

	Americas Total	Americas O&L	EMEA Total	EMEA O&L	Asia Pacific
Average Room Rate $*	97	110	100	102	67
Room Numbers**	31,710	2,286	13,815	3,867	10,410
*	In the financial year 2002

**	As at the end of the financial year 2002

Crowne Plaza is the Hotel Group’s global upscale brand, which has been developed as a stand alone brand since acquisition of the Holiday Inn business and has grown to 191 hotels worldwide. The brand is targeted at the business guest, with a particular focus on meetings and related services. The upscale Crowne Plaza hotels and resorts are predominantly located in major and secondary cities and resorts around the world, typically in significant business centres, and provide the high level of comfort, amenities, services, facilities and meeting space expected of a full service hotel. Crowne Plaza represented 11 per cent. of the Hotel Group’s rooms at the end of the financial year 2002.

The majority of the upscale Crowne Plaza hotels and resorts are franchised hotels. Fifty-six per cent. of Crowne Plaza brand properties are in the Americas. The other key competitors in this segment include Sheraton, Marriott, Hilton, Double-Tree, Wyndham and Radisson.

Recently, Crowne Plaza’s owned and leased hotels have been impacted principally by the reduction in business, meeting and conference travel driven by general weakness in the economy. The Crowne Plaza brand has thus underperformed its competitive set partly due to a lack of distribution relative to principal branded competitors in its segment.

Despite its historic growth, the Crowne Plaza brand has thus yet to reach its full potential and the strategic initiatives for the brand are therefore to:

(A)	invest in brand positioning and build brand equity through the “the place to meet” marketing campaign and the launch of KEYS across the estate; and

(B)	drive brand expansion through owned, managed and franchised flagship units in North America and gateway cities elsewhere.

Back to Contents

     2.6.3.3       Holiday Inn

	Americas Total	Americas O&L	EMEA Total	EMEA O&L	Asia Pacific
Average Room Rate $*	78	77	75	88	53
Room Numbers**	220,706	2,665	53,845	15,367	18,795
*	In the financial year 2002

**	As at the end of the financial year 2002

Holiday Inn is the Hotel Group’s midscale full service brand. Holiday Inn International was acquired in 1988 with the remaining North American business of Holiday Inn being acquired in 1990. In the last ten years, the brand has grown in EMEA and Asia Pacific, while its number of hotels has declined in the Americas, although this decline has been more than offset by the growth in Express. The brand is targeted at the mid-market guest and is the Hotel Group’s largest global brand based on room numbers. Holiday Inn is also one of the world’s most recognised hotel brands[25]. The Hotel Group seeks to offer, through its Holiday Inn brand, good value for money with appropriate standards of products and services.

There are 1,567 Holiday Inn hotels located in more than 70 countries which represented 57 per cent. of all the Hotel Group’s rooms at the end of the financial year 2002. The brand is predominantly franchised. Holiday Inn is the most “stayed at” hotel brand in America, with 90 per cent. of travellers interviewed claiming to have stayed at a Holiday Inn hotel at some point in their lives – more than any other hotel brand[26]. Seventy-three per cent. of the Holiday Inn branded hotels are located in the Americas, where the brand enjoys a considerable RevPAR premium to many of its competitors[27].

As well as having the largest market share in the US midscale full service segment[28], the brand has a significant position in the midscale segment in several European countries where it is the largest midscale brand in the UK and the second largest midscale brand in Italy based on room numbers. In Asia Pacific, Holiday Inn is the largest midscale brand in China[29] and has a strong position in Australia.

The strategic initiatives for the Holiday Inn brand are to:

(A)	deploy the new design of Holiday Inn hotels in the Americas (either owned or franchised), to refresh the brand standards;

(B)	maintain the current RevPAR premiums the brand enjoys over many of its competitors in the Americas through innovative marketing, and by leveraging system scale;

(C)	continue the Holiday Inn UK refurbishment programme in order to drive returns on the Posthouse acquisition and to capitalise on its leading position in the UK;

(D)	build on the Hallmarks programme in EMEA to encourage new guests and retain existing guests;

(E)	drive additional Priority Club Rewards enrolments; and

(F)	build depth in selected key domestic markets such as Germany, Italy, and China through partnership, franchises, conversions and acquisitions.

25	(Source: 2001 Millward Brown Brand Preference.)

26	(Source: 2001 Millward Brown Brand Preference.)

27	(Source: Smith Travel Research.)

28	(Source: Smith Travel Research.)

29	(Source: Hotel Group Estimates.)

Back to Contents

     2.6.3.4       Express

	Americas Total***	EMEA Total	EMEA O&L****	Asia Pacific
Average Room Rate $*	72	68	59	57
Room Numbers**	98,655	10,266	768	284

*	In the financial year 2002
**	As at the end of the financial year 2002
***	No O&L Americas
****	EMEA O&L Express are new properties that have recently opened

Express is the Hotel Group’s midscale limited service brand. The Hotel Group recognised the need for a brand in this category in the early 1990s and subsequently developed Express to further the reach of the Holiday Inn brand and enter the midscale limited service segment. The brand has grown rapidly and aims to provide the room quality of midscale hotels without the associated full range of facilities. The brand is targeted at the value-conscious guest, as best evidenced by the “Stay Smart” marketing campaign in the US.

There are 1,352 Express hotels worldwide, which represented 21 per cent. of all the Hotel Group’s rooms at the end of the financial year 2002. Express is the third largest brand in the US midscale limited service segment based on room numbers and over 90 per cent. of the Express branded rooms are located in the Americas. Express hotels are almost entirely franchised. The brand enjoys a RevPAR premium to many of its competitors in the US. Express also has a solid and growing brand presence in the UK market where it faces competition from a variety of local market brands and independent hotels.

The strategic initiatives for the Express brand are to:

(A)	continue to grow through new franchises;

(B)	further expand the Express brand throughout Western Europe;

(C)	target capital investment to build strong positions in selected countries such as Germany and increase franchisee demand; and

(D)	begin the roll-out of Express in Asia Pacific, commencing in China.

     2.6.3.5       Staybridge Suites

	Americas Total	Americas O&L
Average Room Rate $*	83	85
Room Numbers**	5,435	2,454

*	In the financial year 2002
**	As at the end of the financial year 2002

Staybridge Suites is the Hotel Group’s organically developed upscale extended stay brand and offers self-catering services and amenities designed specifically for those on extended travel. The rooms provide more space than the typical hotel room, offering studios and one and two bedroom suites, with cooking and other facilities available in each room/suite. As at the financial year 2002, there were 48 Staybridge Suites hotels, all of which are presently located in the Americas, which represented 1 per cent. of all the Hotel Group’s rooms at the end of the financial year 2002. The first Staybridge Suites hotel was opened in 1998, with the fiftieth Staybridge Suites hotel following in November 2002, thereby demonstrating the fastest roll out of fifty properties in its segment[30]. Staybridge Suites brands are divided broadly between franchised and owned and leased models. The primary competitors include, amongst others, Residence Inn, Homewood, Summerfield and Hawthorn.

30	(Source: Hotel Group Internal Analysis.)

Back to Contents

The future strategic initiatives for the Staybridge Suites brand are to:

(A)	continue the successful roll-out of the Staybridge Suites product to build critical mass through franchises or management contracts;

(B)	selectively invest in owned and leased assets where necessary to anchor the brand and secure key locations; and

(C)	actively explore options to optimise and potentially recycle the invested capital in the Staybridge Suites asset base.

     2.6.4 Geographical analysis

	Americas	EMEA	Asia Pacific
Room Numbers %	72	20	8
Operating Profit % (before overheads and exceptional items)*	52	40	8

*	For the financial year 2002

While the Hotel Group’s brands are in the main recognised globally, operational management is currently divided into three main geographical regions – the Americas, EMEA and Asia Pacific. In terms of overall hotel level operating profit before overheads and exceptional items, the Americas represented 52 per cent., EMEA represented 40 per cent. and the Asia Pacific region represented 8 per cent. in the financial year 2002.

2.6.4.1	Americas
In the Americas, the largest proportion of rooms are operated under the franchised business model, primarily in the midscale segment (Holiday Inn and Express). Similarly, in the upscale segment, Crowne Plaza is predominantly franchised, whereas InterContinental currently has a bias towards ownership and management. With over 2,600 hotels, the Americas represent the bulk of the Group’s hotels and approximately 52 per cent. of the Hotel Group’s operating profit before overheads and exceptional items in the financial year 2002. The key profit producing region is the US, although the Hotel Group also has representation in the branded segment in each of Latin America, Canada, Mexico, and the Caribbean.

2.6.4.2	EMEA
EMEA’s profit stream is weighted towards ownership, particularly in respect of Holiday Inn and InterContinental hotels, although there are also managed and franchised hotels for most of its brands. Comprising 570 hotels in total at the end of the financial year 2002, EMEA represents approximately 40 per cent. of the Hotel Group’s operating profit before overheads and exceptional items in the financial year 2002. The key profit producing regions are the UK, with a base of owned Holiday Inn hotels, and the main European gateway cities (for example, Paris, London and Frankfurt) with owned and leased InterContinental hotels.

2.6.4.3	Asia Pacific
Asia Pacific represents 8 per cent. of the Hotel Group’s rooms and 8 per cent. of the Hotel Group’s operating profit before overheads and exceptional items in the financial year 2002. Comprising 151 hotels in total, the Hotel Group has a strong and growing presence in Asia Pacific, an important market as currently underdeveloped parts of the Asia Pacific market are expected to generate significant growth in the hotel and tourism industry over the next decade. The region represents a good source of growth due to the current low penetration of brands offering the opportunity for the Hotel Group’s brands to build strong positions in key markets.

Back to Contents

3.     Britvic Group

3.1     Overview

The Group holds a controlling interest (the Britvic Interest) in Britvic, the holding company for the Britvic Group, which is the second largest manufacturer of soft drinks, by volume, in the UK31. The ownership of Britvic is split between the Group (50 per cent. plus one share held through a subsidiary of the Company), Allied Domecq Overseas (Canada) Limited and Whitbread Group PLC (both with 25 per cent. less a half share).

The Britvic Group owns an impressive portfolio of soft drinks brands that includes Robinsons, Tango, Britvic (juice and mixers), R Whites, Amé, J2O, Purdey’s and Aqua Libra and has exclusive rights in perpetuity to Red Devil (in the UK and the Republic of Ireland). The Britvic Group also holds the exclusive franchise rights in Great Britain for the Pepsi and 7UP brands under a bottling agreement dated 5 January 1987 with PBI (Bottling Agreement). The Bottling Agreement expires at the beginning of 2007 and contains a change of control provision which, although not triggered by the Separation, allows PBI to terminate upon a change of control of the Britvic Group. Sales of Pepsi drinks accounted for approximately 42 per cent. of total net sales for the Britvic Group in 2002.

The Britvic Interest is being retained as part of the Group for two key reasons. Firstly, to provide continuity of management as Richard North, the Group’s Chief Executive has been Chairman of Britvic for six years. Secondly, the Separation from the Retail Business should give the Britvic Group a greater opportunity to gain third party pub and restaurant business from competitors of the Retail Group and others in the industry.

The Britvic Group’s operations are split between Britvic SDL, which includes the Pepsi, Tango, R Whites, Britvic (juice and mixers) and 7UP brands, and Robinsons Soft Drinks. Robinsons Soft Drinks, a direct subsidiary of Britvic, holds the major brands acquired since Britvic Holdings was initially set up by Six Continents, Allied and Whitbread (in 1987). This includes the Robinsons and Red Devil brands and also the Amé, Purdey’s and Aqua Libra brands, which were owned by Orchid Drinks Limited, a business acquired by the Britvic Group in July 2000. (Sales of Robinsons products accounted for approximately 28 per cent. of total net sales for the Britvic Group in 2002). PBI owns a 10 per cent. stake in Britvic Holdings (the holding company for Britvic Soft Drinks, as set out below), but if the Bottling Agreement is terminated it will have the right to put its shares to Britvic at a price to be agreed or, failing which, at fair market value.

31	(Source: A C Nielsen.)

Back to Contents

The structure of the Britvic Group is as set out below:

3.2     Market Overview

Soft drinks is one of the largest grocery retail categories in the UK and has historically shown consistent growth. Carbonated soft drinks (carbonates) constitute the majority of the soft drinks market by volume and value and have grown significantly over the last five years in both volume and value terms. UK consumption is expected to continue to rise, driven by major brands and further development of innovative products and packaging formats.[32]

The still drinks segment (stills) consists of concentrated drinks sold as dilutables (dilutables), ready to drink products and fruit juices/drinks. This segment constitutes approximately one third of the UK soft drinks market by volume and value, but is expected to grow faster than the carbonates segment[33].

Adult or functional drinks and bottled water drinks are the other segments in the soft drinks market and together constitute approximately 13 per cent. of the UK soft drinks market by value.

3.3     Key Strengths

The Britvic Group believes its key strengths include the following:

3.3.1	Strong market position

The Britvic Group is the second largest soft drinks manufacturer in the UK by volume. The range of products offered by the Britvic Group, combined with the strength of its brands, gives the Britvic Group a unique position within the UK industry, enabling it to develop the branded soft drinks category effectively for key customers.

3.3.2	Great brands

The Britvic Group owns a number of category leading soft drinks brands in the UK, including Robinsons and Britvic (juice and mixers). Its major brands are wholly owned in the UK with the exception of the Pepsi and 7UP brands (as discussed above), Abbey Well water (sold under an agreement with Waters & Robson Ltd.), Shandy Bass (together with other Shandy Bass brands, sold under an exclusive licence in perpetuity with BrandBrew S.A., a subsidiary of Interbrew) and Red Devil (for which the Britvic Group has an exclusive perpetual licence in the UK and the Republic of Ireland).

32	(Source: Euromonitor “Market Briefing” July 2001.)
33	(Source: Synesis Independent Research Company.)

Back to Contents

These strong brands and, in particular, the fact that the Britvic Group owns or has exclusive rights to most of these brands, provides the Britvic Group with many financial and strategic benefits:

•	Enhanced profitability – the Britvic Group is not required to pay licence fees to a third party on its owned brands;

•	Custody of value – the Britvic Group captures the entire benefit of the consistent investment made in brand equity;

•	Growth potential – the Britvic Group retains the ability to capitalise further on its brand equity through exports and international franchise agreements; and

•	Portfolio benefits – the range of brands owned by the Britvic Group means that it is positioned to cross-promote to both customers and consumers, further leveraging the strength of its brand portfolio.

     3.3.3 Pepsi franchise

Since 1987, the Britvic Group has held a 20-year franchise (under the Bottling Agreement) in Great Britain for the Pepsi brands, which gives it exclusive rights in Great Britain to the Pepsi and 7UP brands. As a result, the Britvic Group has significant experience as a franchisee of a major international brand. As part of this Bottling Agreement, the Britvic Group also has the right of first refusal to any new soft drinks products developed by PBI and launched in Great Britain. During the period of the franchise, the Pepsi brand volume in Great Britain has more than trebled, from a volume of 172 million litres at the start of the agreement in the financial year 1987 to a volume of 550 million litres in the financial year 2002.

     3.3.4 Technical innovation and support services

The Britvic Group’s production facilities are modern and well-invested, with further existing and potential capacity.

The Britvic Group has a purpose built technical centre at its Widford factory (in Chelmsford) which has well equipped analytical and microbiological laboratories. The Britvic Group believes its technical department is at the forefront of the UK soft drinks industry, as demonstrated by the number of initiatives and awards which it has won.

     3.3.5 New Product Development

The Britvic Group has invested considerable resources into NPD over the last three years, which is now producing an excellent pipeline of new products. Sectors being addressed through NPD include juice drinks for the children’s and energy categories. Products launched since 1998 (including J2O and Robinsons Fruit Shoot) have generated net sales of over £70 million in 2002.

     3.3.6 Routes to market

The Britvic Group has an excellent supply chain operation, generally acknowledged by the multiple retailers[34] as one of the leaders within the fast-moving consuming goods sector. The Britvic Group’s unique portfolio has strengths across both still and carbonated products, which promotes a strong trading relationship with all the major multiples. The Britvic Group has initiated a category management programme in the grocery channel and the on-premise sector which is based on understanding how consumers interact with and purchase soft drinks, and enables the Britvic Group to create innovative business solutions that drive total category performance for its customers and own brands.

     3.3.7 Proven management

The Britvic Group benefits from an experienced and motivated management team with a demonstrable record of success and innovation. The management team has a combined total of over 55 years’ experience with the Britvic Group.

34	(Source: A R Finding.)

Back to Contents

     3.3.8 Strong financial track record and stable cash flows

The Britvic Group has demonstrated consistent year on year growth at both an operating profit and a profit before tax level. This has culminated in record results for the financial year 2002, with operating profit up 10.5 per cent. The Britvic Group’s profit before tax has grown at an average of 21 per cent. a year for the last four years. The Britvic Group also has an excellent record of generating strong free cashflow whilst maintaining the level of investment in its key assets. During the last four years, these qualities have enabled the Britvic Group to move to a positive net cash position, generating net cashflow of almost £180 million out of which dividends of over £50 million have been paid to its shareholders.

3.4     Strategy

The goal for the Britvic Group is for it to become the UK’s leading soft drinks manufacturer. To achieve this goal, the strategy for the Britvic Group is to build its share of the major volume and value segments within the carbonates and stills markets. The Britvic Group continues to grow its market share by supporting its existing portfolio of brands and by a programme of new product development and, where appropriate, acquisition.

The key aspects of the Britvic Group’s business strategy are to:

3.4.1	grow aggressively the stills segment and drive the Britvic Group’s growth above the market rate;

3.4.2	grow the Britvic Group’s current share of the carbonates segment by focusing on investment and innovation;

3.4.3	become the customer’s supplier of choice;

3.4.4	be the most efficient company in the fast-moving consumer goods sector in the UK; and

3.4.5	make the Britvic Group a great place to work.

3.5     Britvic’s Business and Brands

The following are the Britvic Group’s main brands:

     3.5.1 Carbonates

3.5.1.1	Pepsi
Pepsi is the second largest soft drinks brand sold in the UK market[35]. The brand is positioned as a cola for youth, a position that has benefited from a high level of marketing activity. Pepsi sponsors music and sport celebrities for its advertising including David Beckham, Britney Spears, Gareth Gates and Shakira.

3.5.1.2	7UP
Supported by its “Keep Cool. Think Clear” message, 7UP has become the second largest lemon and lime carbonated soft drink in the UK36.

3.5.1.3	Tango
Tango is the number three fruit flavoured carbonate in the UK37 market. The brand’s success has been built on industry leading advertising and as a result, Tango has high appeal to the youth advertisement awareness market.

     3.5.2 Stills

3.5.2.1	Robinsons
Robinsons is the market leader in the dilutables sub-sector by value in the UK38, and the second largest grocery soft drinks brand by value. Since 1998, the brand’s market share has increased significantly. The Britvic Group has utilised the strength of the brand by creating a number of sub-brands such as “High Juice”, “Fruit & Barley” and “Fruit Shoot” to appeal to different sectors within the market.

35	(Source: AC Nielsen.)

36	(Source: AC Nielsen.)

37	(Source: AC Nielsen.)

38	(Source: AC Nielsen.)

Back to Contents

3.5.2.2	Britvic (juice and mixers)
The Britvic brand is the leader in the on-premise juices segment[39]. Whilst sales of traditional mixers (such as Indian Tonic Water) are declining, J2O (a premium exotic juice-based soft drink, which was launched in the financial year 1999,) has more than offset this lost volume. In 2002, J2O sales increased by more than 100 per cent.

3.5.2.3	R Whites Lemonade
R Whites Lemonade is a brand leader in premium lemonades in the on-premise sector[40].

3.5.2.4	Adult Drinks
Orchid Drinks Limited was acquired in July 2000 to provide the Britvic Group with established brands in the growing adult/functional drink sectors. The product range includes Amé, Aqua Libra, Purdey’s and Norfolk Punch. The Britvic Group acquired the UK and Republic of Ireland rights to the energy drink Red Devil in August 2002.

3.5.2.5	Other
The Britvic Group also has a supply agreement for the sale of Abbey Well water for resale to licensed outlets and impulse buy outlets (excluding major multiples such as supermarket chains).

In addition to successful brand acquisitions, the Britvic Group has successfully developed and maintained its portfolio of brands. It has achieved this through an active NPD to generate new sub-brands and packaging initiatives. Notable amongst these successes are new sub-brands, such as J2O and Robinsons’ Fruit Shoot. In addition, the Britvic Group has introduced a series of new packaging types, such as a children’s 250 ml pack for the Tango brand together with successful flavour extensions such as Tango Cherry and limited edition seasonal Robinsons flavours.

3.6     Competition in the Soft Drinks Market

The Britvic Group’s brands compete with many multi-national, national and regional producers and private label suppliers. The Britvic Group’s main competitor in the United Kingdom is Coca-Cola Enterprises (Coca-Cola, Fanta, Sprite, Dr Pepper, Schweppes and Lilt), which is the overall soft drinks market leader (in terms of market share). The Britvic Group also faces significant competition from GlaxoSmithKline (Lucozade and Ribena), AG Barr (Irn-Bru and Orangina), Proctor & Gamble (Sunny Delight) and Tropicana UK Limited (fruit juices), which are each strong within specific sectors of the market. A number of smaller manufacturers dominate their individual sector and their combined influence is becoming more important. Another significant player is Red Bull (energy).

3.7     Production and Distribution

In the financial year 2002, the Britvic Group had six production plants, which produced over 1.2 billion litres of soft drinks during the year, and operated 12 retail distribution depots as well as a National Distribution Centre for supplying the on-trade and off-trade.

3.8     Marketing

The success of the Britvic Group’s brands depends upon their quality and value for money and on brand marketing. Over the past three years, the Britvic Group spent an average of approximately 19 per cent. of gross revenues on brand advertising, promotional and other related expenditure.

Britvic Group products are available in a wide variety of outlets in the United Kingdom, including grocery stores, supermarkets, gas stations, other non-licensed premises, off-licences and restaurants, pubs, clubs and other licensed premises.

The Britvic Group has more than 52,000 dispense units installed in pubs and other trade outlets, including catering establishments. These installations produce mainly carbonated soft drinks from concentrates supplied by the Britvic Group. It also supplies over 19,000 vending machines which dispense a range of soft drinks in both cans and plastic bottles.

39	(Source: AC Nielsen.)

40	(Source: AC Nielsen.)

Back to Contents

4.     Current Trading and Prospects

The following information is based on the statement given by Six Continents at its Annual General Meeting on 13 February 2003 and is based on numbers from the Quarter.

4.1     Hotel Group Summary

The Hotel Group has seen encouraging revenue recovery in the Quarter, against weak prior year comparables and many of the Group’s brands have again outperformed their respective markets. This reflects the benefits of the refurbishment programmes and the decision to increase investment in sales, marketing and technology. However, profits were substantially lower due to the planned cost increases, which weighed heavily in the Quarter, the loss of profit from hotels in renovation and the fact that the revenue growth was largely driven by occupancy. The Hotel Group expects these costs to diminish as the financial year 2003 progresses and benefits to arise from the return of Le Grand InterContinental in Paris.

     4.1.1 Hotel Group Current Trading

In all regions RevPAR performed better in the Quarter than the same period in the prior year. However, RevPAR is below the same period in the financial year 2001.

In the Americas, the newly renovated InterContinental hotels continued to outperform in aggregate the markets in the key cities in which they operate. RevPAR in the owned Americas InterContinentals is up 20.8 per cent. in the Quarter. Crowne Plaza had a creditable performance in the Quarter, outperforming its market and showing a RevPAR increase of 5.9 per cent.

In the same period the Hotel Group’s midscale franchise businesses performed very well despite the ongoing difficult market conditions, with Holiday Inn Express continuing to outperform its relative market with RevPAR up 3.5 per cent. and Holiday Inn performing in line with its relative market with RevPAR up 2.3 per cent. In operating profit terms the Americas region is marginally up on the financial year 2002.

In EMEA, underlying trading in the Hotel Group’s owned and leased upper upscale and upscale hotels remains depressed due to the high dependency on US guests. In the Quarter, the Le Grand InterContinental in Paris was closed against a period in which it was open in the prior year. The hotel is expected to reopen in Spring 2003. RevPAR for owned and leased InterContinental and Crowne Plaza hotels was up 12.8 per cent. and 2.0 per cent. respectively in the Quarter benefiting from the increase in marketing activity.

Holiday Inn UK, after adjusting for rooms out for renovation, has continued to outperform its relative market, also having benefited from increased revenue investment. As a result, across the EMEA region as a whole, the aggregate of specific cost increases, and the loss of profit from hotels in refurbishment has meant that profits are substantially down on the financial year 2002.

In Asia Pacific, the InterContinental Hong Kong has had a very strong performance, benefiting from an increase in sales and marketing, with the result that profits for the region as a whole were well ahead of the financial year 2002.

As reported in the Six Continents trading statement on 1 October 2002, the Hotel Group is increasing investment in marketing and IT expenditure by $30 million in 2003. Of this amount some $13 million was spent in the Quarter as planned, with a consequent increase in central costs. Dividends received from FelCor were down $4 million.

     4.1.2 Hotel Group Prospects

In the Americas and EMEA, continued downward pressure on corporate profitability, together with the increasing climate of uncertainty as a result of slowing economic growth and the ongoing threat of war, continue to affect the prospects for the Hotels Business.

Against this background, the Hotel Group is continuing to drive RevPAR, particularly in its refurbished hotels. At the same time, the Management Team is renewing its focus on the cost base, working on the assumption that the trading environment will remain difficult. Further details of the cost review are set out in Part II, paragraph 2.4 of this document.

4.2     Britvic Group Summary

Volumes and profits for the Britvic Group were again ahead of the same period in the financial year 2002, a year in which the business saw record results.

Back to Contents

     4.2.1 Britvic Group Trading and Prospects

Turnover rose by over 7 per cent. in the Quarter. The Britvic Group’s leading brands have performed well, with Pepsi and Robinsons in particular having good Quarters during which both brands grew market share. Tight business controls have led to strong profit growth over the Quarter and prospects for the remainder of the financial year 2003 remain good.

5.     Dividend Policy

As announced on 1 October 2002, the directors of Six Continents intend to pay an interim dividend of 6.6 pence per existing Six Continents Share for the period prior to Separation. This dividend will be the last dividend paid by Six Continents to existing Six Continents Shareholders and is expected to be paid on 9 April 2003. This is earlier than the usual payment date of 31 July 2003 in order to allow the dividend to be paid by Six Continents prior to Separation. Any dividends thereafter will be payable by InterContinental Hotels Group PLC and Mitchells & Butlers PLC.

The Directors intend to recommend that an interim dividend and a final dividend for InterContinental Hotels Group PLC for 2003, together totalling 13.5 pence per new Ordinary Share, be declared. The interim dividend is expected to be payable in October 2003 and the final dividend in June 2004. The final dividend is expected to account for around 70 per cent. of the total annual dividend per share. Thereafter, it is envisaged that an interim dividend will be paid by the Company in October and a final dividend in May of each year. This differs from the current Six Continents payment schedule due to the change of accounting year end from 30 September to 31 December explained in Part I, paragraph 7. The Directors intend to establish a progressive dividend policy that is appropriate to the strategies for the InterContinental Group and will seek to grow dividends in real terms from the base of 13.5 pence as indicated above and to build cover over time as the hotel cycle improves.

6.     Debt allocation/facilities

Standard & Poor’s and Moody’s have each indicated that, on the basis of discussions which have taken place, they continue to expect the InterContinental Group to have an investment grade credit rating on completion of the Separation. Standard & Poor’s confirmed their view on 15 January 2003 that the credit rating for the InterContinental Group is expected to be BBB.

The specific credit rating to be given by both agencies will be confirmed in advance of Admission following further discussions with the Management Team in March.41

The debt of the InterContinental Group as at 30 September 2003 following the Separation is estimated to be around £1.2 billion. This is after intended 2003 net capital expenditure of the order of £450 million for the InterContinental Group.

7.     Environmental Policy

The Group is committed to a policy that its businesses have a responsibility to act in a way that respects the environment in which they operate. It takes regular account of environmental matters and seeks to measure achievements, identify shortcomings and take appropriate corrective action and to embed good practice into its business strategies and operations. Six Continents was included in the FTSE4Good Index and the Dow Jones Sustainability Indices (DJSI STOXX and Dow Jones World) for 2003. The Dow Jones World Index lists Six Continents as a “Leader in Sustainability” for the restaurant and lodging sector.

8.     Directors

The Directors of the InterContinental Hotels Group PLC upon Admission will comprise the following:

8.1     Sir Ian Prosser – Chairman

Sir Ian Prosser (age 59) was articled to Cooper Brothers (now PricewaterhouseCoopers), Chartered Accountants in Birmingham for three years and admitted to membership of the Institute of Chartered Accountants in England and Wales in 1967.

Sir Ian joined the Six Continents Group in 1969 and was appointed to the Board in 1978 as Finance Director. He became Group Managing Director in 1984 and Chairman and Chief Executive in 1987, relinquishing the role of Chief Executive on 1 October 2000. He is non-executive Deputy Chairman of BP plc and a non-executive director of GlaxoSmithKline plc. He is also a member of the CBI President’s Committee and Chairman of the Executive Committee of the World Travel & Tourism Council.

41	Ratings are not a recommendation to purchase, hold or sell securities, in as much as ratings do not comment as to market price or suitability for a particular investor, and are subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently.

Back to Contents

8.2     Richard North – Chief Executive

Richard North (age 53) joined Cooper Brothers (now PricewaterhouseCoopers) in 1971 as an articled clerk, qualified in 1974 and became a partner in 1983. In 1991, he was appointed Group Finance Director of the Burton Group PLC.

Richard joined the Six Continents Group in 1994 as Group Finance Director. As Finance Director, he was responsible for finance, pensions, tax, treasury and corporate finance (M&A) activity. He is Chairman of the Britvic Group and is a non-executive director of LogicaCMG PLC and FelCor Lodging Trust Inc.

8.3     Richard Solomons – Finance Director

Richard Solomons (age 41) qualified as a Chartered Accountant with KPMG Peat Marwick in 1985. He joined Hill Samuel Bank Limited in 1985 and spent seven years in investment banking.

Richard joined the Six Continents Group in June 1992, holding a variety of senior management roles in the finance area, including Finance Director for the Britvic Group and Senior Corporate Finance and Planning Manager at Six Continents. In 1999, he moved to the Hotel Group as Senior Vice President of Finance, and was then promoted to Chief Operating Officer of the Americas, before returning to the UK as Chief Financial Officer.

8.4     Richard Hartman – Executive Director

Richard Hartman (age 57) joined the Six Continents Group in 1999 as Managing Director, Asia Pacific and was appointed Managing Director, EMEA in January 2003. As Managing Director of EMEA, Richard is responsible for managing the sales, marketing, financial and business development activities for all the Hotel Group’s brands and properties in the EMEA region. Richard was previously employed with ITT Sheraton Hotels & Resorts where he was responsible for Sheraton in Asia, and subsequently was President for North America. Richard will be appointed as an Executive Director of the Company upon Admission.

8.5     Stevan Porter – Executive Director

Stevan Porter (age 48) joined the Six Continents Group in 2001 as Chief Operating Officer of the Americas division, and had responsibility for all owned and managed properties of the Hotel Group throughout North and South America. Stevan was appointed President, Americas division in 2002. As President of the Americas division, Stevan is responsible for managing the sales, marketing, financial and business development for all the Hotel Group’s brands and properties in the Americas region. Prior to joining the Hotel Group, Stevan held positions of Senior Vice President and Executive Vice President, hotel operations, for Hilton Hotels Corporation. Before his tenure at Hilton, Stevan was Executive Vice President for Promus Hotel Corporation, where he was responsible for overseeing the management of nearly 350 hotels and more than 40,000 employees. Stevan will be appointed as an Executive Director of the Company upon Admission.

8.6     Ralph Kugler – Non-Executive Director

Ralph Kugler (age 46) has been President, Unilever Home and Personal Care Europe since March 2001. He joined Unilever in 1979 in consumer marketing. He became the Marketing Director for Unilever Brazil in 1990, having held postings in the UK and South Africa. In 1992 he was appointed Chairman of Unilever Malaysia and in 1995 he became Chairman of Unilever Thailand. In 1999 he was decorated with the Royal Order of the Direkgunaborn by the King of Thailand. During 1999, he became President of Unilever’s Latin America Business before taking on his current position in March 2001. Ralph will be appointed as a Non-Executive Director of the Company upon Admission.

8.7     Robert C. Larson – Non-Executive Director

Robert C. Larson (age 68) joined the Inland Steel Company in Chicago in 1956 where he held a variety of management positions including serving as vice-president of Inland Steel Development Corporation and Chief Operating Officer of Georgetown Inland Corporation. In 1974, he joined the Taubman Company as Senior Vice-President and was elected President and Chief Operating Officer in 1978, Chief Executive Officer in 1988 and Chairman of the Taubman Realty Group in 1990. He is currently a Managing Director of Lazard Frères & Co, LLC and Chairman of Lazard Frères Real Estate Investors, LLC. Robert has served as a non-executive director of Six Continents since 1996 and will be appointed as a Non-Executive Director of the Company upon Admission.

8.8     David Prosser – Non-Executive Director

David Prosser (age 58) has been Group Chief Executive of Legal & General Plc since 1991. He joined Legal & General Group Plc in 1988 as Group Director (Investments), becoming Deputy Chief Executive in January 1991 and Group Chief Executive in September 1991. Prior to joining Legal & General, he

Back to Contents

spent four years with Sun Alliance and London Assurance Company until 1969 when he joined Hoare Govett & Company. In 1973, he joined the National Coal Board Superannuation Investments Department where he was in charge of their stock market activities until 1981. He then joined CIN Industrial Investments as Managing Director of their venture capital activities. In January 1985, he took over as Chief Executive of the investment management company, responsible for £10 billion of pension fund assets. He is a member of the Board of the Association of British Insurers, Deputy Chairman of the Financial Services National Training Organisation and Chairman of the Trustees of RAC Pension Fund. David will be appointed as a Non-Executive Director of the Company upon Admission.

8.9     Sir Howard Stringer – Non-Executive Director

Sir Howard Stringer (age 60) has been the Chairman and Chief Executive Officer of Sony Corporation of America since 1998 (responsible for the three US operating companies, Sony Pictures Entertainment, Sony Music Entertainment and Sony Electronics) and was appointed to the Sony Corporation’s board of directors in 1999. Sir Howard has served as a non-executive director of Six Continents since 2002 and will be appointed as a Non-Executive Director of the Company upon Admission.

8.10     David Webster – Non-Executive Director

David Webster (age 58) is Chairman of Safeway plc. He joined Oriel Foods in 1973 as Finance Director after several years with Samuel Montagu. In 1977, he co-founded the Argyll Group (renamed Safeway in 1996) and helped build it into a FTSE 100 company. He took over as Chairman of Safeway in April 1997. In 1993, he became a non-executive Director at Reed Elsevier before retiring from the board in April 2002. David will be appointed as a Non-Executive Director of the Company upon Admission.

There is no family relationship between Sir Ian Prosser and David Prosser.

9.     Senior Management

Following the completion of Phase 1 of the Organisational Review outlined in paragraph 2.4 above, a number of changes were made to the Executive Committee. The roles and responsibilities of the Committee members have been reviewed and, where appropriate, revised to better align the organisation behind the stated strategy and to ensure that the right people have the right responsibilities.

The following key senior management, together with the above Executive Directors (the Management Team), will have responsibility for the Hotel Group’s operations, for reviewing Hotel Group strategy and policy and for monitoring its implementation:

9.1     A. Patrick Imbardelli – Managing Director, Asia Pacific

A. Patrick Imbardelli (age 42) joined the Six Continents Group in 2000, following the acquisition of SPHC, and was appointed as Managing Director, Asia Pacific in January 2003. As Managing Director of Asia Pacific, Patrick is responsible for managing the sales, marketing, financial and business development activities for all the Hotel Group’s brands and properties in the Asia Pacific region. Patrick previously held operational roles with Hilton International and Hyatt International.

9.2     David Bland – Executive Vice President, Commercial

David Bland (age 43) joined the Six Continents Group in 1993, holding a variety of senior management roles in the Retail Group, including Director of Strategic Planning and Property Director. As Executive Vice President, Commercial, he has primary responsibility for the successful implementation of the Organisation Review. He was previously Managing Director, EMEA.

9.3     Douglas Lewis – Chief Information Officer

Douglas Lewis (age 59) joined the Six Continents Group in 1997 in the position of Executive Vice President and Chief Information Officer based in Atlanta. He was previously Vice President and CIO of Lucent Technologies (part of AT&T Network Systems).

9.4     Richard Winter – Executive Vice President Corporate Services, Company Secretary and General Counsel

Richard Winter (age 53) joined the Six Continents Group in 1994 as Head of Group Legal and has been Company Secretary and General Counsel since 2000. Richard is a solicitor of the Supreme Court of England and Wales and is responsible for corporate services including the secretariat, Group assurance,

Back to Contents

risk management, legal matters and corporate governance issues. Richard was previously a partner at Eversheds.

9.5     Jim Larson – Executive Vice President, Human Resources

Jim Larson (age 50) joined the Six Continents Group as Human Resources Director in January 2002. Jim was previously employed as Senior Vice President of Global Human Resources with the Kellogg Company and has held Human Resources leadership roles with American Express, PBI and Pfizer.

9.6     Peter Gowers – Executive Vice President, Global Brand Services

Peter Gowers (age 30) joined the Six Continents Group in 1999 in the position of Strategic Planning Manager and in 2002 was promoted to Executive Vice President of Strategy for the Hotels Business and appointed to the Hotels Executive Committee. In January 2003, Peter was appointed Executive Vice President, Global Brand Services, with responsibility for leveraging global scale including global InterContinental marketing, Priority Club Rewards, reservations and distribution channels. Peter was previously a management consultant with Arthur D. Little in London and Singapore.

10.     Employees

The InterContinental Group employed an average of nearly 31,000 people worldwide in the financial year 2002.

The table below analyses the distribution of the average number of employees for the last three years by division.

	Average number of employees worldwide during
	2000	2001	2002

Hotels Business	29,306	35,514	28,183
Britvic Business	2,717	2,610	2,565
Other activities	254	235	202

Total	32,277	38,359	30,950

11.     Corporate Governance

Following Separation, the Board will observe the principles of good governance and code of best practice appended to the Listing Rules, the Combined Code. It will also monitor new developments in the UK, Europe and the US in order to maintain continuing compliance with best practice and international corporate governance standards.

The Board will have responsibility for the InterContinental Group’s strategic and financial policies and day-to-day management and will meet regularly. All the Directors have access to the advice and services of the Company Secretary and will be able to gain access to external independent advice should they wish to do so.

An appropriate balance of executive and non-executive members of the Board will be maintained and the Board will be supplied with regular and timely information concerning the activities of the InterContinental Group in order to enable it to exercise its responsibilities and control functions in a proper and effective manner.

The Directors intend that following Separation, the InterContinental Group will maintain an active investor relations programme.

11.1     Board committees

In accordance with best practice for corporate governance, the Group intends formally to establish and constitute the following committees in order to carry out work on behalf of the Board: an audit committee; a remuneration committee; a nominations committee; an executive committee; and a major expenditure committee. In addition, the Britvic Group will have its own management committee, the Britvic Executive Committee, responsible for the day-to-day operations of the Britvic Business.

     11.1.1 Audit Committee

The Group audit committee will be chaired by an appropriate Non-Executive Director and it will meet at least three times a year. The committee will assist the Board in observing its responsibility for ensuring that the Group’s financial systems provide accurate and up-to-date information on its

Back to Contents

financial position and that the published financial statements represent a true and fair reflection of this position. It will also assist the Board in ensuring that appropriate accounting policies, internal financial controls and compliance procedures are in place. The auditors will be able to attend its meetings and will provide reports to the committee as required, as will the Company Secretary and the Head of Group Assurance, each of whom will have direct access to the chairman of the committee.

     11.1.2 Remuneration Committee

The Group remuneration committee will be chaired by an appropriate Non-Executive Director. The Executive Vice President, Human Resources, Jim Larson, will have direct access to the chairman of the committee. The committee will advise the Board on an overall remuneration policy and will meet at least five times a year. The committee will also determine, on behalf of the Board, and with the benefit of advice from external consultants, the remuneration packages of the Executive Directors. The Board will determine the remuneration of the Non-Executive Directors.

     11.1.3 Nominations Committee

The Group nominations committee will be chaired by an appropriate Non-Executive Director. Its other members will include another Non-Executive Director and one Executive Director. Where possible, all Non-Executive Directors should be present. This committee will carry out the selection process for the appointment of candidates to the Board and propose names for approval by the full Board.

     11.1.4 Executive Committee

The Group executive committee will be chaired by the Chief Executive, Richard North, and will consist of senior executives from the hotel business. The committee monitors the day-to-day operation and performance of the Hotels Business and will usually meet every month. The committee will be authorised to review certain capital and revenue investment within levels as delegated by the Board.

     11.1.5 Major Expenditure Committee

The Group’s major expenditure committee will be chaired by the Group Chief Executive, Richard North, and will initially comprise the Finance Director, Richard Solomons, the Executive Vice President, Corporate Services, Richard Winter, and other senior members of the Executive Committee. The committee will be authorised to approve capital projects up to a maximum of £50 million.

     11.1.6 Britvic Executive Committee

The Britvic Group executive committee will be chaired by the managing director of the Britvic Group, Stephen Davies, and will consist of the Britvic Group’s executive directors. The committee will meet every other month and will be responsible for all strategic issues and future plans of the Britvic Group.

Back to Contents

PART III

OPERATING AND FINANCIAL REVIEW

1.     Introduction

For the periods under review, the Group comprised part of the existing Six Continents Group. The Group’s combined financial statements in Part VI of these Listing Particulars have been prepared as though the Group had existed as a stand-alone group throughout the period. While the Directors believe that the financial information set out in its combined financial information is an appropriate presentation, this financial information is not necessarily indicative of the financial results that might have occurred had it been an independently financed and managed public entity during the periods presented or of its financial results that may occur in any future period. In particular, the combined financial statements in Part VI reflect the capital structure in place prior to the Separation, which was appropriate historically to Six Continents, and the capital position, interest charges and tax liabilities may not reflect what the Group’s capital position, interest charges and tax liabilities would have been, had the Group been an independently financed and managed group during such periods. Accordingly the analysis of Operating Results does not comment on interest, taxation, cash flow, net debt and earnings per share over the period.

2.     Operating Results

2.1     Summary

The following discussion and analysis is based on the Combined Financial Information contained in Part VI of these Listing Particulars.

The following table summarises the operating profit of the Group for the three years ended 30 September 2002.

	Year ended 30 September
	2000	2001	2002
	£m	£m	£m

Hotel Group	376	427	262
Britvic Group	46	57	63
Other Activities	6	2	4
Discontinued	111

Operating profit before exceptionals	539	486	329
Operating exceptional items	—	(43)	(77)

Total operating profit	539	443	252
Non operating exceptional items:
Major	1,260	38	53
Minor	3	(2)	2

Profit before interest & tax	1,802	479	307

Back to Contents

2.2     Results Summary

The following tables analyse the results of the Group, including the Hotel Group’s results in US dollars and pounds sterling.

     Turnover

	Year ended 30 September
	2000	2001	2002	2000	2001	2002
	$m	$m	$m	£m	£m	£m
Hotel Group:
Americas
Owned and leased	529	535	466	341	372	316
Midscale franchised	297	301	288	191	209	195
Managed and upscale franchised	516	666	108	332	464	73

	1,342	1,502	862	864	1,045	584

EMEA
Owned and leased	853	979	1,088	550	680	737
Managed and franchised	118	100	121	76	70	82

	971	1,079	1,209	626	750	819
Asia Pacific	141	145	191	91	101	129

Total Hotel Group	2,454	2,726	2,262	1,581	1,896	1,532

Britvic Group				507	571	602
Other Activities				7	6	—

Continuing operations				2,095	2,473	2,134
Discontinued operations				1,570	—	—

				3,665	2,473	2,134

Back to Contents

     Operating Profit before Exceptional items

	Year ended 30 September
	2000	2001	2002	2000	2001	2002
	$m	$m	$m	£m	£m	£m

Hotel Group:
Americas
Owned and leased	95	78	23	61	54	15
Midscale franchised	209	224	200	135	156	135
Managed and upscale franchised	49	43	41	32	30	28

	353	345	264	228	240	178
EMEA
Owned and leased	209	246	145	134	171	98
Managed and franchised	48	44	39	31	31	27

	257	290	184	165	202	125
Asia Pacific	30	26	36	19	18	24
Other	(56)	(48)	(97)	(36)	(33)	(65)

	584	613	387	376	427	262

Britvic Group				46	57	63
Other Activities				6	2	4

Continuing operations				428	486	329
Discontinued operations				111	—	—

				539	486	329

2.3     Financial Year 2002 Compared with Financial Year 2001

     2.3.1 The Group

Total turnover fell by 13.7 per cent. from £2,473 million in the financial year 2001 to £2,134 million in 2002. Total operating profit before non-operating exceptional items of £252 million compared with £443 million in the financial year 2001.

Trading for the Group in the financial year 2002 was in line with expectations given the continued difficult trading conditions experienced in the global hotels market. The Hotel Group continued to make both capital and revenue investment to ensure that it is well placed to gain maximum benefit from an upturn in the market. The Britvic Group had another successful year, and increased both its market share and operating profit.

During the financial year 2002, Group turnover from continuing operations of £2,134 million fell by 13.7 per cent. on the previous year. Turnover in the Hotel Group decreased 19.2 per cent. to £1,532 million whilst the Britvic Group’s turnover of £602 million was up 5.4 per cent. on last year.

The Group’s operating profit from continuing operations before exceptional items was £329 million against £486 million in the financial year 2001. The Hotel Group’s operating profit before major exceptional items was £262 million, down £165 million against the financial year 2001. The Britvic Group had a successful year with operating profit growth of over 10 per cent.

Total exceptional items before tax of £22 million included an operating exceptional item of £77 million and non-operating exceptional items totalling £55 million.

Net capital expenditure in the year totalled £287 million compared to £580 million in 2001 primarily because 2001 included the acquisition of the InterContinental Hong Kong for $346 million.

Back to Contents

     2.3.2 The Hotel Group

During the year, the Hotel Group continued to invest in its businesses and position itself for an upturn in trading, whilst taking significant action to protect profit. Operating costs within the O&L and managed hotel estates, together with corporate costs were reviewed as part of stringent cost management programmes.

Marketing programmes focused on the key strengths in the InterContinental and Holiday Inn brands. In September 2002, the InterContinental brand reshaping project was announced. This represented a $25 million investment in marketing, advertising and enhancements in service and delivery, the majority of the expenditure being planned to be spent in the first half of the financial year 2003.

The total Hotel Group system size stood at 3,325 hotels (515,525 rooms) at 30 September 2002, up from 3,267 hotels (514,696 rooms) at the start of the year.

Future system growth, indicated by the pipeline of hotels waiting to enter the Hotel Group system, remained strong despite industry difficulties. At 30 September 2002, the pipeline stood at 479 hotels, with 64,362 rooms, of which 24 per cent. were in the upscale brands. The events of 11 September 2001 and the general world economic conditions have led to uncertainty over the short and medium term for hotel development, particularly in the US. The Hotel Group has, however, maintained its share of supply and the strength of the Hotel Group’s brands places it in a strong position to capitalise on any system distribution opportunities as they arise.

Investment in global reservation systems continued to yield benefits in 2002. During the year, the Hotel Group migrated booking for the InterContinental brand to the HolidexPlus system. It is estimated that the Hotel Group’s reservation systems delivered around 30 per cent. of Americas midscale room nights sold, while internet bookings grew by 80 per cent. over the previous year to 4.5 million room nights.

The Hotel Group’s guest frequency program, Priority Club Rewards, was re-launched in 2002 and expanded its membership to nearly 15 million members. The strength and importance of Priority Club Rewards was demonstrated by the fact that 29 per cent. of room nights in the Americas were sold to Priority Club Rewards members.

2.3.2.1	Turnover. The Hotel Group’s turnover decreased by 17.0 per cent. from $2,726 million in the financial year 2001 to $2,262 million in the financial year 2002. Turnover comparisons to last year are distorted by two non-comparable items. First, the conversion of the Bristol hotels from operating leases to management contracts, effective in the main from 1 July 2001, and second, the inclusion of twelve months of turnover from the Posthouse business compared with only six months in the financial year 2001. On a comparable basis, turnover fell by 5.2 per cent.

2.3.2.2	Operating profit. Operating profit before major operating exceptional items fell to $387 million against $613 million in the financial year 2001. In sterling terms, operating profit was £262 million against £427 million last year, a fall of 38.6 per cent. The weighted average US dollar exchange rate to sterling for the year was $1.48 against $1.44 for the financial year 2001, which was marginally detrimental to the Hotel Group when its result was converted into sterling.

The Hotel Group’s operating profit was affected by both the economic slowdown in the US and the 11 September 2001 terrorist actions. The operating mix of the varying business models, (O&L, management contract and franchise) demonstrated some resilience to the difficult trading conditions, with the franchise and management contract income streams being less affected by the downturn than the O&L business. In the Americas, “drive versus fly” became a key factor in the face of reduced air travel, particularly in the first half of the year. The O&L estate saw a significant fall in operating profit, whilst the midscale franchise business operating profit was less affected. Upper upscale markets in major US cities suffered due to their dependence upon domestic and international airline travel, whereas the “drive to” midscale segment (where the Hotel Group’s franchise business is focused on Holiday Inn and Holiday Inn Express) performed better.

Back to Contents

The decline in international travel also impacted EMEA, and in particular those key air travel gateway cities where the Hotel Group’s upper upscale hotel properties are concentrated: London, Paris and Amsterdam. Asia Pacific was also adversely affected by the reduction in international travel.

2.3.2.3	Americas. The Americas system size grew by 81 hotels and 6,435 rooms to 2,604 hotels with 373,322 rooms at the end of the financial year 2002. The expansion of Holiday Inn Express continued with another 88 properties (all franchised) added in the year which more than offset a reduction in Holiday Inn rooms. The extended-stay brand, Staybridge Suites, also continued its expansion, with 11 hotels added in the year. Total Americas operating profit was $264 million compared with $345 million in the financial year 2001, a 23 per cent. decline.

The Americas region was the hardest hit by the events of 11 September 2001. RevPAR for the first six months of the financial year 2002 fell by 23 per cent. for InterContinental, 21 per cent. for Crowne Plaza, 12.8 per cent. for Holiday Inn, only 3.7 per cent. for Holiday Inn Express and 11.2 per cent. for Staybridge Suites. The remainder of the year saw an improvement in RevPAR, and resulted in RevPAR for the full year being down 15.0 per cent. on last year for InterContinental, 14.7 per cent. for Crowne Plaza, 7.8 per cent. for Holiday Inn, only 1.7 per cent. for Holiday Inn Express and 2.5 per cent. for Staybridge Suites.

Performance of the Hotel Group’s O&L estate in the Americas is heavily dependent upon profits from the upscale hotel properties in key cities. For the full year, RevPAR for the nine comparable O&L InterContinental hotels was down 12.7 per cent. on last year, with occupancy 0.2 percentage points higher and average daily rates 13.0 per cent. lower. The refurbishments of the New York, Chicago, Miami and San Francisco InterContinental hotels were substantially completed this year.

Crowne Plaza’s O&L hotels were impacted principally by the reduction in business, meeting and conference travel driven by general weakness in the economy. Crowne Plaza has also underperformed its competitive set partly due to a lack of distribution relative to principal branded competition in its segment. As a result, Crowne Plaza O&L RevPAR fell by 13.8 per cent. for the year. Overall, the Americas O&L business made an operating profit of $23 million against $78 million in the financial year 2001.

The overall size of the midscale franchise estate (over 2,000 franchised hotels for both Holiday Inn and Holiday Inn Express) and the resilience of the franchise model to economic slowdown, meant that the business was better able to weather the difficult trading conditions. Operating profit at $200 million was only 10.7 per cent. lower than in the financial year 2001. RevPAR for Holiday Inn and for Holiday Inn Express was down 7.1 per cent. and 1.6 per cent. respectively. Whilst Holiday Inn performed in line with its market, Holiday Inn Express outperformed its market for the year.

Americas managed and upscale franchise operating profit of $41 million was $2 million lower than last year, reflecting the same economic difficulties that affected the O&L estate.

2.3.2.4	EMEA. EMEA turnover grew by 9.2 per cent. to £819 million from £750 million last year, however, the financial year 2002 included the full year benefit of the Posthouse business acquired in April 2001. Operating profit was £125 million versus £202 million in the financial year 2001. The US economic slowdown had a strong knock-on effect on European capital city hotels, particularly in London, where the reduction in both US business and leisure travel affected both occupancy levels and RevPAR. Upscale properties in London, Paris, Frankfurt, Amsterdam and Rome were particularly affected by the reduced level of international travel following the events of 11 September 2001. Encouragingly, some recovery has been evidenced in the O&L estate, where most brands saw an improvement in RevPAR in the second half of the year.

In the O&L estate, InterContinental RevPAR (excluding the Paris Le Grand InterContinental) was down by 14.4 per cent. on last year. The Paris Le Grand

Back to Contents

InterContinental closed in December 2001 for major refurbishment and is due to reopen in Spring 2003, while the InterContinental Madrid completed its refurbishment programme during the year.

The Holiday Inn O&L estate now includes the acquired Posthouse hotels of which sixty-seven have been re-branded as Holiday Inns, bringing the UK O&L Holiday Inn estate to 76 properties. In the United Kingdom, RevPAR for the estate on a comparable basis fell by 9.9 per cent. as a consequence of the tough trading conditions, particularly in London which saw RevPAR declines of 20.7 per cent. on last year, due to the performance of airport and central London hotels. The Holiday Inn UK refurbishment programme is progressing in line with plan, and approximately 1,600 rooms had been refurbished or were being refurbished by the year end.

In the rest of Europe, properties in key cities suffered through the downturn in international travel, as reflected in EMEA’s Holiday Inn O&L RevPAR, which fell by 9.5 per cent. against last year. Similarly, Crowne Plaza O&L RevPAR in EMEA fell by 11.0 per cent.

Overall, EMEA O&L hotels generated an operating profit of £98 million compared with £171 million in the financial year 2001. In order to drive revenue growth, the region continued to invest in marketing and targeted sales campaigns, particularly in the Holiday Inn UK business.

Operating profit for the managed and franchised business was £27 million, down from £31 million in the financial year 2001. In the franchised estate, Holiday Inn RevPAR was marginally ahead of last year and Express grew by 8.4 per cent., but upscale properties were impacted by global economic conditions, and uncertainty in the Middle East.

2.3.2.5	Asia Pacific. Turnover of $191 million was 31.7 per cent. higher than last year, mainly due to the full year contribution from the InterContinental Hong Kong, acquired in August 2001. Asia Pacific operating profit was $36 million, compared with $26 million last year.

The events of 11 September 2001 particularly impacted the InterContinental Hong Kong, whose customer base includes a large international travel element, although in recent months trading has improved. The full year contribution from the InterContinental Hong Kong was $13.5 million. The Australian O&L hotels performed ahead of their competitive sets, although RevPAR was 6.5 per cent. down on last year with occupancy 3.6 percentage points lower, reflecting the poor economic conditions in the region.

2.3.2.6	Other. The Other segment, which comprised central service costs and goodwill amortisation, less other income items, was $97 million compared with $48 million in the financial year 2001. Dividends received from FelCor Lodging Trust Inc. (FelCor) fell by $13 million to $9 million, while the financial year 2001 included $10 million of income from lease terminations that were not repeated in the financial year 2002. Increased central overheads reflected the continued drive behind global brand marketing and advertising.

2.3.2.7	Capital and investment. Net capital expenditure amounted to £259 million and included proceeds from disposals of £108 million.

In the Americas, major expansion projects focused on the owned estate and included the Houston Galleria conversion from Crowne Plaza to InterContinental, the development of the InterContinental Buckhead Atlanta, and ongoing investment in owned Staybridge properties. The InterContinental refurbishment programme included expenditure on New York, Chicago, Miami and San Francisco.

In EMEA, significant expansion spend included the Crowne Plaza Birmingham NEC and the Holiday Inn Paris Disneyland. The InterContinental refurbishment programme focused upon the Paris Le Grand and Madrid hotels, while Holiday Inn UK capital expenditure was focused on the ex-Posthouse estate brand conversion.

Back to Contents

     2.3.3 The Britvic Group

2.3.3.1	Turnover. Overall, turnover for the Britvic Group was up by 5.4 per cent. to £602 million in the financial year 2002 on volumes up 4.4 per cent. on the financial year 2001.

The Britvic Group had a very successful year, and increased both its market share and operating profit. Robinsons’ volumes were up 13.0 per cent. on the previous year and it increased its share of the dilutables market by some 2.7 percentage points. Fruit Shoot continued to perform strongly, and captured 4.9 per cent. of the fruit drinks take-home market. Pepsi volumes were up over 9 per cent. on the previous year and the Britvic Group increased its overall share of the take-home carbonates market by 0.3 per cent.

2.3.3.2	Operating profit. Strong business controls resulted in operating profit growth of over 10 per cent. to £63 million.

2.3.3.3	Capital and Investment. During the year, the Britvic Group made significant investment in new product development and increased its capacity for Fruit Shoot production. On 14 August 2002, the Britvic Group purchased the business and the rights in the United Kingdom and Republic of Ireland for Red Devil, an energy drink. Operating cash inflow was £77 million compared with £99 million last year, after capital expenditure of £31 million, up £3 million on the previous year.

     2.3.4 Exceptional Items

Tangible fixed assets have been written down by £113 million following an impairment review of the hotel estate; £77 million has been charged as an operating exceptional item and £36 million reverses previous revaluation gains.

Non-operating exceptional items included the release of £48 million of disposal provisions no longer required and the receipt of £9 million in respect of the finalisation of completion accounts issues, both of which related to the disposal of Bass Brewers in August 2000. In addition, £4 million has been charged for costs incurred to 30 September 2002 in evaluating the proposals announced by the Six Continents Board on 1 October 2002 to separate the Six Continents Group’s retail business from the hotel and soft drinks operations. Other exceptional items were minor and amounted to a £2 million profit in total.

2.4     Financial Year 2001 Compared with Financial Year 2000

     2.4.1 The Group

Total turnover fell by 32.5 per cent. from £3,665 million in the financial year 2000 to £2,473 million in the financial year 2001, while turnover from continuing operations increased by 18.0 per cent. Total operating profit of £443 million compared with £539 million in the financial year 2000, while operating profit from continuing operations was up by 3.5 per cent. against £428 million in the financial year 2000.

In the financial year 2001 the Hotel Group acquired the Posthouse hotel chain, comprising 79 hotels in the United Kingdom and the Republic of Ireland. In August, the Hotel Group completed the acquisition of the former Regent Hotel in Hong Kong for $346 million.

The terrorist activities in the United States on 11 September 2001, and subsequent global uncertainty had a significant impact on international and domestic US travel which in turn impacted the results of the Group. The effect of these events was estimated to have reduced the profits of the Hotel Group during the period 11 September 2001 to 30 September 2001 by some $25 million.

Turnover for continuing operations increased by 18.0 per cent. to £2,473 million. The Hotel Group reported turnover growth up 19.9 per cent. to £1,896 million; however, this included a six month contribution of £144 million from Posthouse.

Back to Contents

Total operating profit amounted to £443 million, however this included a major exceptional item of £43 million relating to reorganisation, restructuring and strategic appraisal costs in the Hotel Group. Excluding this major exceptional item, operating profit from continuing operations of £486 million was up £58 million against £428 million in the financial year 2000. The Hotel Group’s operating profit before major exceptional items increased by £51 million to £427 million, including a six months contribution from Posthouse of £37 million; excluding Posthouse, the operating profit growth would have been 3.7 per cent. The Britvic Group had an exceptional year with operating profit growth of nearly 24 per cent.

Capital expenditure for the Group’s continuing operations increased to £580 million from £393 million in the financial year 2000 primarily as a result of the acquisition of the InterContinental Hong Kong.

     2.4.2 The Hotel Group

2.4.2.1	Turnover. Total turnover was up by 19.9 per cent. to £1,896 million in the financial year 2001, while in US dollar terms turnover increased by 11.1 per cent. from $2,454 million in the financial year 2000 to $2,726 million in the financial year 2001. Of the increase, $208 million was due to the six months contribution from Posthouse.

The total Hotel Group system size grew in the financial year 2001, from 3,063 hotels (491,100 rooms) at the start of the year to 3,267 hotels (514,700 rooms) at 30 September 2001 with over 70 per cent. of the growth in rooms outside the United States. This growth included the acquisition on 4 April 2001 of Posthouse, comprising 79 midscale hotels, of which 77 hotels were owned or held under long lease and 78 were in the United Kingdom and one in the Republic of Ireland. This acquisition was in line with the Group’s strategic goal of building its midscale distribution in Western Europe, and enabled the Holiday Inn brand to develop a strong position in the UK market. By the year end, 46 Posthouse hotels had been converted to Holiday Inn and by the end of October 2001 a further 12 were converted.

A further important strategic move was the acquisition of the Regent Hotel in Hong Kong. This hotel transferred to the Hotel Group management from 1 June 2001 and became fully owned from the end of August. The 514 room hotel, renamed the Hotel InterContinental Hong Kong, expanded the Hotel Group’s presence in Hong Kong and consolidated its position as the leading branded hotel company in China, giving the InterContinental brand higher visibility in the Asia Pacific region.

In Asia Pacific, the rebranding of the hotels acquired in the financial year 2000 from SPHC continued with a further eight former Parkroyal and ten former Centra properties being converted to the Hotel Group brands. These included two properties formerly managed but now owned by the Hotel Group – the InterContinental Wellington, New Zealand and Crowne Plaza Canberra, Australia. Conversion of a further 18 hotels was planned during the financial year 2002, including one to InterContinental.

Excluding Posthouse, the overall system size grew by 125 hotels, or some 11,300 rooms. In the Americas region, the expansion of Holiday Inn Express continued with another 110 properties (all franchised) added in the year. The extended stay brand, Staybridge Suites, also continued its expansion with 17 additions in the year.

2.4.2.2	Operating Profit. Operating profit before major exceptional items increased by 13.6 per cent. from £376 million in the financial year 2000 to £427 million in the financial year 2001. In US dollar terms, operating profit increased by 5.0 per cent. to $613 million in the financial year 2001; excluding Posthouse, the operating profit would have been approximately 4.1 per cent. down on the financial year 2000. Operating profit was impacted by both the economic slowdown in the United States and the 11 September 2001 terrorist actions.

The weighted average US dollar to sterling exchange rate during the year was $1.44 against $1.55 in the financial year 2000; this benefited the Group as the Hotel Group result is converted to sterling. Had US dollar and other major exchange rates been the

Back to Contents

same as in the financial year 2000, it is estimated that the Hotel Group operating profit growth would have been 8.5 per cent.

2.4.2.3	Americas. The Americas system size grew by 109 hotels and 9,500 rooms to 2,523 hotels with 366,900 rooms at 30 September, 2001. As discussed above, this growth was almost entirely due to growth in the Express franchise system.

In the financial year 2000, the Hotel Group acquired Bristol, a US based hotel management company that leased or managed 112 hotels including 83 of the Hotel Group branded properties. Bristol was fully integrated into the Americas business during the financial year 2001. This integration involved terminating a number of the non-Hotel Group branded operating leases, and converting all the remaining operating leases to management contracts.

The total Americas operating profit in the financial year 2001 was $345 million compared with $353 million in the financial year 2000. Following a strong first quarter (October to December 2000), the economic slowdown in the United States saw the Hotel Group experiencing first, declining RevPAR growth and then, RevPAR declines, in common with the rest of the US hotel industry. The events of 11 September 2001 impacted the remaining three weeks of the financial year 2001, and the effects continued into the financial year 2002.

The Americas owned and leased estate made an operating profit of $78 million, $17 million lower than in the financial year 2000. The decline was the result of three factors. First, the impact of the US economic slowdown, which particularly affected New York, Chicago and San Francisco, hit the InterContinental properties in these cities. Secondly, InterContinental had over 10 per cent. of its O&L rooms closed with the ongoing refurbishment of four key properties; and finally, the events of 11 September 2001 reduced profits in the last three weeks of the financial year 2001.

InterContinental’s O&L RevPAR was down by 14 per cent. on the financial year 2000 to the end of August, and with September experiencing RevPAR over 50 per cent. down on the financial year 2000, the year ended 18 per cent. down. Comparisons to the financial year 2000 however, are distorted by the impact of the major refurbishments and room closures in the year. Crowne Plaza O&L properties weathered the financial year 2001 slightly better; for the 11 months to the end of August, RevPAR was down 2.0 per cent. on the financial year 2000. With September over 30 per cent. down on last year, full year RevPAR was down 4.5 per cent. As with InterContinental, gross operating margins were in line with the financial year 2000.

The midscale franchise business achieved an operating profit of $224 million, well ahead of the financial year 2000 ($209 million). This result demonstrates two things: first the relative resilience for the franchisor (i.e. the Hotel Group) of the franchise model in an economic slowdown; and secondly, the relative strength of Hotel Group’s key midscale brands, Holiday Inn and Holiday Inn Express. The midscale franchise system grew in the year, driven by Express, which had a 7.4 per cent. increase in the number of rooms occupied. To the end of August, RevPAR was holding up well, Holiday Inn being down only 0.8 per cent. and Holiday Inn Express up by 2.0 per cent. With September RevPAR being 20 per cent. and 10 per cent. down respectively, Holiday Inn RevPAR finished the year 2.5 per cent. down on the financial year 2000 and Holiday Inn Express up 0.8 per cent.

As a result of the events of 11 September 2001 certain levels of support were put in place for franchisees in the United States. This support included the waiving of certain assessments on the hotels for a period of time and additional sales and marketing assistance.

Americas managed and upscale franchise operating profit totalled $43 million, which included the fully integrated Bristol business. Crowne Plaza managed hotels RevPAR was 12.3 per cent. down for the full year and Crowne Plaza franchised RevPAR was 4.9 per cent. down for the full year, reflecting the same economic difficulties that afflicted

Back to Contents

the O&L estate. The conversion of the Bristol hotels from operating leases to management contracts, effective in the main from 1 July 2001, meant that the Hotel Group’s turnover was distorted by the inclusion of all the turnover of those hotels to that date, but only management fees received by the Hotel Group thereafter.

2.4.2.4	EMEA. The acquisition of Posthouse was the key strategic event in the EMEA region, adding 77 owned and leased and 2 managed hotels to the Hotel Group system. The overall EMEA system size grew to 585 hotels.

The O&L business saw operating profit rise by £37 million to £171 million in the financial year 2001, including £37 million from Posthouse. Performance of the O&L estate across the region was mixed. InterContinental O&L across EMEA achieved RevPAR growth of 1.2 per cent. to the end of August, with regional performance varying – UK (four properties) down 9.5 per cent., France (three properties) up 9.6 per cent. and Germany (three properties) up 8.6 per cent. Crowne Plaza similarly was ahead in the 11 months to August, RevPAR being 1.6 per cent. ahead.

By August, the US economic slowdown was already having a knock-on effect on European capital city hotels, particularly in London, where the reduction in both US business and leisure travel were affecting occupancy levels and RevPAR. The events of 11 September 2001 had a significant impact on those properties relying on international travel, in particular the upscale properties. Key properties in London and Paris saw a large RevPAR decline through the end of September. For the full year InterContinental O&L RevPAR fell by 1.3 per cent. and Crowne Plaza RevPAR was level with the financial year 2000.

Posthouse performed in line with expectations, generating an operating profit of £37 million in the financial year 2001, despite tough trading conditions, particularly in the South of England. Across EMEA, Holiday Inn saw O&L RevPAR up by 3.8 per cent.

The EMEA managed and franchised businesses made an operating profit of £31 million, the same as the financial year 2000, despite a key property in Germany moving from management contract into ownership. RevPAR performance across the estate was mixed; to August, InterContinental managed RevPAR was up by 0.4 per cent., while Crowne Plaza managed RevPAR was down by 0.7 per cent. and franchise fell by 1.9 per cent. Holiday Inn franchise saw RevPAR growth of 4.2 per cent. for the full year, while Express franchise also saw RevPAR growth of 4.2 per cent.

Overall, EMEA’s operating profit was £202 million, 22 per cent. up on the financial year 2000 including the benefit of six months Posthouse trading. Excluding this, operating profit was level with the financial year 2000.

2.4.2.5	Asia Pacific. The Asia Pacific region had an operating profit of $26 million, $4 million down on the financial year 2000. Despite benefiting from a full 12 months of profits from the SPHC hotels acquired in January 2000, the economic conditions in the region, particularly in Australia, had an adverse impact on the results. While the Australian hotels performed ahead of their competitive sets, their O&L RevPAR was 5.7 per cent. down on the financial year 2000 with occupancy 1.8 percentage points lower. The events of 11 September 2001 also had some impact on the region, particularly in Hong Kong, where the Hotel InterContinental Hong Kong was acquired at the end of August 2001.

2.4.2.6	Other. The Other segment includes Central service costs, less other income items. In the financial year 2001, this income included $22 million of dividends received from FelCor, up $1 million on the financial year 2000, and $10 million of income from lease terminations. Following the events of 11 September 2001, FelCor management announced its plans to re-evaluate its common dividend policy at the end of December 2001.

Back to Contents

2.4.2.7	Capital and Investment. Excluding the major acquisition of Posthouse, net capital expenditure amounted to £607 million in the financial year 2001. This included £139 million on the planned refurbishment programme at InterContinental properties (£63 million in EMEA, £76 million in the United States) and the continued expansion of the Staybridge Suites brand in the United States (£28 million). In Asia Pacific, the acquisition of the Hotel InterContinental Hong Kong, as well as the addition of the InterContinental Wellington, New Zealand and Crowne Plaza Canberra, Australia, both previously Parkroyal management contracts, contributed to the region’s capital spend. The ongoing refurbishment programme in the owned InterContinental estate continued to require large capital expenditure in the financial year 2002, particularly on the hotels in Paris (Le Grand), Cannes, London (Mayfair), Chicago and Madrid. The financial year 2002 will also include expenditure on the continuing refurbishment and upgrade of the London Forum. This was rebranded from 1 October 2001 to the Holiday Inn Kensington South and, with 910 rooms, became the world’s largest Holiday Inn.

     2.4.3 The Britvic Group

2.4.3.1	Turnover. Overall, turnover was up to £571 million in the financial year 2001 on volumes up 3.2 per cent. on the financial year 2000.

Although the disappointing fourth quarter of the financial year 2000 continued into the first quarter of the financial year 2001, virtually all sectors saw growth in the summer period. The financial year 2001 saw the continuation of intense competition by major retailers on pricing, which resulted in average retail prices in the take-home channel being flat year on year.

Robinsons performed strongly, generating volume growth of over 17 per cent. on the financial year 2000, increasing its share of the dilutables market by 3.2 percentage points. Fruit Shoot, launched in the summer of 2000, captured 4.5 percentage points of the fruit drinks take-home market. However, the Britvic Group saw a reduction of 1 percentage point in its market share of the take-home carbonates market, due to intense promotional investment by competitors.

2.4.3.2	Operating profit. The Britvic Group had an exceptional year, operating profit of £57 million being up 23.9 per cent. on the financial year 2000.

2.4.3.3	Capital and Investment. The Britvic Group continued to invest in new product development and expansion of its production capacity and capital investment totalled £28 million.

     2.4.4 Exceptional items

The operating exceptional item of £43 million relates to reorganisation, restructuring and strategic appraisal costs in the Hotel Group. A non-operating exceptional profit of £38 million arose from deferred consideration and a profit from the finalisation of the pension scheme transfer, both related to the disposal of the Group’s brewing operations in the financial year 2000. Other exceptional items were minor and amounted to a £2 million charge in total.

Back to Contents

PART IV

THE SEPARATION

1.     Summary of the Separation

The proposed Separation will result in two new listed companies, Mitchells & Butlers PLC and InterContinental Hotels Group PLC. The Company will own the Group Businesses and M and B will own the Retail Group. As a result of the Separation, each Six Continents Shareholder will, in place of every 59 Six Continents Shares owned by them, receive 50 Ordinary Shares and 50 M and B Shares and, for every Six Continents Share held, 81 pence in cash.

It is proposed that the Separation will be implemented in several steps as follows:

1.1	First, the Reorganisation. This will result in a new holding company (M and B) being placed on top of Six Continents. Shareholders will receive one M and B Share and 81 pence in cash in respect of every Six Continents Share held by them at the Scheme Record Time.

1.2	Next, Six Continents will transfer the Retail Group to M and B (the Retail Transfer). The result of this part of the Separation is that the Retail Group will become owned by M and B directly rather than by Six Continents. The terms of this are covered in the Retail Transfer SPA referred to in Section 2.1 below.

1.3	This will be followed by a consolidation of the M and B Shares, i.e. a reduction in the number of M and B Shares on a 50 for 59 basis (the M and B Share Consolidation).

1.4	Finally, the Separation will take place. The Separation will be effected by a reduction in the capital of M and B (the M and B Reduction of Capital), which is a Court approved process. As part of the M and B Reduction of Capital Six Continents (holding the companies carrying out the Group Businesses) will be transferred from M and B to the Company and, in return, the Company will issue one Ordinary Share to M and B Shareholders (i.e. to former Six Continents Shareholders) for every M and B Share held after the M and B Share Consolidation. The terms of this transfer will be set out in the Separation Agreement referred to below.

The end result will be that former Six Continents Shareholders will hold 50 M and B Shares and 50 Ordinary Shares for every 59 Six Continent Shares and will have received 81 pence in cash for every Six Continents Share held, in either case, prior to the implementation of the Separation. It is only after all the steps have taken place that Six Continents Shareholders will receive their new share certificates and cash (or their CREST accounts will be credited if they hold their Six Continents Shares through CREST).

A more detailed description of the Separation agreements is set out in Section 2 below.

2.     Summary of main agreements relating to the Separation

2.1     Share purchase agreement to effect the Retail Transfer (the Retail Transfer SPA)

     2.1.1 Mechanics

Under the Retail Transfer SPA, which it is expected will be entered into between M and B and Six Continents after M and B has become the holding company of Six Continents, Six Continents will transfer at book value the whole of the issued share capital of various companies comprising the Retail Group to M and B.

     2.1.2 Warranties and Indemnities

Under the Retail Transfer SPA, Six Continents will give no warranties (other than as to ownership of the shares in the companies being transferred) and will agree to give certain limited indemnities to M and B.

It is intended that these indemnities will be given to protect M and B against liabilities which the Retail Group may incur and which relate exclusively or predominantly to the Group Businesses. In addition, the Group will indemnify M and B in respect of 50 per cent. of certain contingent liabilities which do not relate exclusively or predominantly to either the Retail Group or the Group. These shared liabilities relate primarily to businesses which have been disposed of by Six Continents or its subsidiaries in the past and where warranties or indemnities were given to third parties.

Back to Contents

These warranties and indemnities are not unusual for a transaction of this type.

2.1.3	Tax
The Retail Transfer SPA will also contain provisions relating to the allocation of tax liabilities and the conduct of the tax affairs of the Group and the Retail Group relating to periods beginning before the Reorganisation is effected.

2.2     Separation agreement to effect the Separation (the Separation Agreement)

2.2.1	Mechanics
It is anticipated that the Separation Agreement will be entered into between the Company and M and B after the Retail Transfer. M and B will, subject to the satisfaction of certain conditions, agree to transfer on the Separation Date the whole of the issued share capital of Six Continents (which at that point will only own the Group Businesses) to the Company in consideration for which the Company will allot and issue Ordinary Shares to the holders of M and B Shares. Each shareholder on the register of members of M and B, immediately before the transfer of the Six Continents Shares, will receive one Ordinary Share for every M and B Share they hold at that time. A shareholder will not be required to make any payment for the Ordinary Shares. The Separation will not affect the number of issued M and B Shares.

All Ordinary Shares received by M and B shareholders (including the ADR Depositary) in connection with the Separation will be credited as fully paid.

2.2.2	Termination
Once executed, the Separation Agreement will terminate if (i) the sponsorship agreement (as further described in Part IX, paragraph 11.4) entered into between M and B, the Company, Six Continents and Schroder Salomon Smith Barney is terminated or (ii) the Separation is not effected within five weeks of the date on which the Separation Agreement is entered into (which is expected to be 13 April 2003).

2.2.3	Warranties and Indemnities
Under the Separation Agreement, M and B will give no warranties (other than as to ownership of the shares in Six Continents as at Separation) and will agree to give certain limited indemnities to the Company.

It is intended that these indemnities will be given to protect the Company against liabilities which the Group may incur but which relate exclusively or predominantly to the Retail Group. In addition, M and B will indemnify the Company in respect of 50 per cent. of certain contingent liabilities which do not relate exclusively or predominantly to either the Retail Group or the Group Businesses. These shared liabilities relate primarily to businesses which have been disposed of by Six Continents or its subsidiaries in the past and where warranties and indemnities were given to third parties.

These warranties and indemnities are not unusual for a transaction of this type.

2.2.4	Tax
The Separation Agreement will also contain provisions relating to the allocation of tax liabilities and the conduct of the tax affairs of each of the Group and the Retail Group relating to periods beginning before the Separation is effected.

3.     Relationship with the Retail Group

Following the Separation, M and B and the Company will each operate as separate listed companies. There will be no cross-directorships between the Company and M and B.

There will, however, be certain mutually beneficial continuing arrangements between the Group and the Retail Group following the Separation. Both the Retail Group and the Group have previously relied on each other for the provision of certain services.

Back to Contents

3.1     Transitional Services Agreement

M and B and Six Continents will enter into a transitional services agreement prior to the Separation. In most cases, a clean break of the Group and the Retail Group should be possible as the Retail Group has over recent years progressively moved towards satisfying its own needs for services previously provided by other parts of the Six Continents Group.

Transitional services are proposed in relation to tax, pensions and insurance administration, and other non-material matters the majority of which are likely to be provided until the end of December 2003 at the latest. Over the period from Separation until the end of December 2003, the Group will make its own arrangements for administration of the relevant services either internally, via outsourcing or through a combination of both. There is also a requirement for limited IT-related transitional services, for the period immediately following Separation, for example, to support other transitional services.

3.2     Franchise Agreement for Express

A franchise agreement on arm’s length terms has been entered into between a subsidiary of the Group (the Licensor), with a Retail Group company (the Licensee), pursuant to which the Licensor grants the Licensee the right to operate Express by Holiday Inn hotels operated by the Licensee. This licence includes the rights to use the reservations and other systems of the Licensor, the trade marks and service marks and such other elements, as designated from time to time by the Licensor, designed to identify “Express by Holiday Inn” hotels. In return, the Licensee pays a royalty fee to the Licensor, which is a pre-determined percentage of room revenues together with certain other fees as specified in the agreement. Each hotel has its own licence agreement which is typically for a 10 year period from the date of opening.

3.3     Britvic Supply Agreement

On 7 February 2003, the Retail Group and Britvic SDL extended the term of an existing Britvic SDL supply agreement for five years from that date. Under the agreement, the Retail Group has a minimum puchase obligation for Britvic SDL soft drinks across its estate which is well within the Retail Group’s actual usage levels.

4.     Dealings, listing, settlement and mandates

It is expected that Admission will occur on 15 April 2003 and that dealings on the London Stock Exchange will commence in the Ordinary Shares at 8.00 a.m. London time on that date. It is expected the Company will make a listing application for the Company ADRs on the New York Stock Exchange and that this application will become effective and that trading of the Company ADRs on the New York Stock Exchange will commence at 9.30 a.m. New York time on 15 April 2003.

It is expected that definitive share certificates for Ordinary Shares will be despatched to Shareholders (other than to those who hold their Six Continents Shares in uncertificated form through CREST), at the holder’s own risk, by 23 April 2003. Pending the despatch of certificates, transfers of Ordinary Shares will be certified against the register of Ordinary Shares. No temporary documents of title will be issued. Six Continents Shareholders who hold their Six Continents Shares in uncertificated form through CREST at the Scheme Record Time are expected to have uncertificated Ordinary Shares credited to the same CREST accounts on 15 April 2003.

Ordinary Shares are expected to be eligible to be traded through the CREST system with effect from Admission. Existing dividend mandates applicable to Six Continents Shares will also apply to the Ordinary Shares, unless and until countermanded or amended by notice to the Registrars.

Back to Contents

PART V

RISK FACTORS

This section describes some of the risks that could materially affect the Group Businesses. The factors below should be considered in connection with any financial and forward-looking information in these Listing Particulars and the cautionary statements contained in the introductory portion of these Listing Particulars. In particular, consideration should be given to the ongoing global political uncertainties and specifically the threat of conflict in the Middle East which could adversely affect the financial condition of either of the Group Businesses.

The risks below are not the only ones that the Group faces – some risks are not yet known to the Group and some that the Group does not currently believe to be material could later turn out to be material. All of these risks could materially affect the Group Businesses, its turnover, operating profit, earnings, net assets and liquidity and capital resources.

General Risks

The Group is exposed to the risks of economic recession.

The Group is exposed to the risks of either a global recession or a recession in one or more of its key markets. The effect would be to lower revenues and reduce income. For the Hotels Business, a recession would adversely affect room rates and/or occupancy levels and other income generating activities resulting in deterioration of results of operations and limiting its ability to sell its properties in affected economies.

The Group is exposed to political and economic developments and currency exchange rate fluctuations.

As the Group has worldwide operations, global political and economic developments and currency exchange rate fluctuations may have impacts on results of operations. In addition, other local economic factors such as local interest rates, risks of hyper-inflation or deflation and political developments in some countries could adversely impact its results of operations. Political or economic factors could effectively prevent the Group from receiving profits from or from selling its investments in, these countries. These factors could affect the operation or creditworthiness of banks or other counterparties with which the Group has dealings. In addition, fluctuations in currency exchange rates between the UK pound sterling and the US dollar and the currencies in which its international operations or investments operate could adversely affect the Group’s reported earnings and the value of its businesses.

As the Group operates in many countries, the functional currency of its operations is generally the currency of the local operating environment. As a result, foreign exchange rate fluctuations between currencies could have a material adverse effect on the Group’s reported operating results, which are stated in pounds sterling.

The Group is dependent upon recruiting and retaining key personnel, and developing their skills.

In order to develop, support and market its products, the Group must hire and retain highly skilled employees with particular expertise. The implementation of the Group’s strategic business plans could be undermined by failure to recruit or retain key personnel, the unexpected loss of key senior employees, failures in the Group’s succession planning, or a failure to invest in the development of key skills. Additionally, unless skills are supported by a sufficient infrastructure to enable knowledge and skills to be passed on, the Group risks losing accumulated knowledge if key employees leave the Group.

The Group is exposed to certain risks in relation to technology.

A failure by the Group to take advantage of new technology and developments could put the Group at a competitive disadvantage in the field of e-commerce and business-to-business hospitality or supplier procurement or any other aspect of the Group Businesses dependent upon its technology infrastructure. The Group may have to make substantial additional investments in new technologies to remain competitive. The technologies that the Group chooses may not prove to be commercially successful or the information technology strategy employed may not be sufficiently aligned or responsive to changes in business strategy. As a result, the Group could lose customers, fail to attract new customers or incur substantial costs in order to maintain its customer base or face other losses.

Failure to develop an appropriate e-commerce strategy and select the right partners could allow the Group’s market share to erode. Loss of key communications linkages or key parts of the IT infrastructure for a prolonged period or permanently may result in significant business interruption and subsequent impact on reserves.

Back to Contents

The Group is exposed to regulatory action.

Both in the United Kingdom and internationally, the Group’s operations are subject to regulation and further changes in regulation could adversely affect results of operations. Examples of such regulatory changes could include:

•	Further European Union employment legislation which could impact labour costs such as minimum wage and maximum working hours, overtime, working conditions, hiring and firing employees and work permits.

•	The Group’s international hotel operations are exposed to governmental actions in almost 100 countries and territories. The hospitality industry is heavily regulated, including with respect to food and beverage sales, employee relations, diversity and access for the disabled, construction and environmental concerns. Compliance with these laws could reduce revenues and profits of properties owned or managed by the Hotel Group. The Group and its various properties are subject worldwide to numerous laws, including those relating to the preparation and sale of food and beverages, such as health and liquor licence laws. Additionally, the success of the Group’s strategy in relation to the Hotel Group regarding the expansion of its existing properties may be dependent upon obtaining necessary building permits or zoning variances from local authorities. The Group is also subject to foreign and US federal, state and local laws and regulations relating to the environment and the handling of hazardous substances which may impose or create significant potential environmental liabilities, even in situations where the environmental problem or violation occurred on a property before the Group acquired it. Possible future legislation or regulation or different enforcement of current legislation or regulations, particularly in the areas of competition law, consumer protection, non-discrimination, franchise and environmental law could adversely affect the Group’s operations.

Adverse regulatory developments could limit or prevent the Group receiving profits from or limit its ability to sell the properties affected by the regulatory change.

The Group may face difficulties insuring its businesses.

Historically, Six Continents has maintained insurance at levels determined by it to be appropriate in light of the cost of cover and the risk profiles of the businesses in which it operates. Following the effects of the 11 September 2001 terrorist attacks, companies in general are facing increased premiums for reduced cover as the insurance market has hardened. The Group will continue to explore ways of sensibly insuring risk. At the appropriate time the Group will rely upon its existing brokers to assist with the process of replacing insurance from October 2003 onwards. Generally, the Group will have to pay higher premiums or in some cases take out less, or a lower quality of, cover. This could adversely affect the Group by increasing costs or increasing the exposure of the Group to certain risks.

The Group is reliant on the reputation of its brands and the protection of its intellectual property rights.

An event that materially damaged the reputation of one or more of the Group’s brands could have an adverse impact on the value of that brand and subsequent revenues from that brand or business. Given the importance of brand recognition to the Group Businesses, the Group has invested considerable effort in protecting its intellectual property, including by registration of trade marks and domain names. If the Group is unable to protect its intellectual property, any infringement or misappropriation could materially harm its future financial results and ability to develop its businesses.

The Group is exposed to changes in consumer perception and preference adversely affecting its brands.

The Group’s range of brands and relevance to the sectors of the markets in which it operates may be adversely affected by changes in taste, commoditisation, loss of distribution or other factors affecting consumers’ willingness to purchase goods or services, including any factor which adversely affects the reputation of those brands.

The Group is exposed to changes in tax legislation.

Changes in tax legislation and practice may adversely affect the financial performance of the Group.

Back to Contents

Risks Relating to the Hotels Business

The Hotel Group is exposed to the risks of the hotel industry supply and demand cycle.

The Hotel Group’s future operating results could be adversely affected by industry over-capacity (by number of rooms) and weak demand. Reductions in room rates and occupancy levels would adversely impact the Hotel Group’s results of operations.

The Hotel Group may not be able to increase or maintain the number of its properties operated by its franchisees or pursuant to its management contracts.

Competition may generally reduce the number of suitable management, franchise and investment opportunities offered to the Hotel Group and increase the bargaining power of property owners seeking to engage a manager, become a franchisee or sell a hotel property. There can be no assurance that the Hotel Group will be able to identify, retain or add franchisees to the Hotel Group’s system or to secure management contracts. There are also risks that significant franchisees or groups of franchisees may have interests that conflict, or are not aligned with, those of the Hotel Group. Changes in legislation or regulatory changes may be implemented that have the effect of favouring franchisees relative to brand owners.

The Hotel Group is exposed to risks of failures within its HolidexPlus and other centralised systems.

The Hotel Group is heavily reliant on (i) its HolidexPlus and other reservation systems which receive reservation requests entered on terminals located at all the Hotel Group’s hotels and reservation centres as well as from a number of major corporations, travel agents and US domestic airlines; (ii) other centralised systems (for example, its IT networks); and (iii) bookings received via its website. If HolidexPlus or any other critical system were to fail, the Hotel Group’s occupancy levels and results of operations could be adversely affected.

The Hotel Group is exposed to the risk of events that adversely impact domestic or international travel.

The Hotel Group’s room rates and occupancy levels could be adversely impacted by events such as acts of terrorism, war, the threat of war, travel-related accidents, travel-related industrial action, increased transportation and fuel costs and natural disasters resulting in reduced worldwide travel or other local factors impacting individual hotels.

The terrorist attacks of 11 September 2001, their immediate aftermath and other subsequent national and world events, including the bombings in Bali on 12 October 2002 and in Mombasa on 28 November 2002, have created a significant amount of uncertainty about future prospects and national and world economies. The overall long-term effect on the Hotel Group and the hotel industry is also uncertain. Domestic and international business and leisure travel, which were already adversely affected by the recent economic downturn, have been further affected and are likely to remain depressed over the near term as potential travellers reduce or avoid discretionary air and other travel in the light of increased safety concerns and anticipated travel delays. The attacks have also decreased consumer confidence, and a resulting further decline in the US and global economies could further reduce travel. At the present time, however, it is not possible to predict either the severity or duration of such declines, but weaker hotel performance will, in turn, have an adverse impact on the Hotel Group’s business, financial condition and results of operations.

The Hotel Group is exposed to the risk of increased use of intermediaries’ internet reservation channels.

The value of the Hotel Group’s brands is partly derived from the ability to drive reservations through its proprietary HolidexPlus reservation system. In recent years there have been very rapid changes in the ability to choose and book hotel rooms, driven by the internet with the emergence of intermediaries which market hotel rooms in such a way that there is the risk of commoditisation of hotel rooms. Some of the emerging business models and intermediaries could have a significant impact on the ability of the Hotel Group to continue to drive reservations, and hence have an impact on the value of the Hotel Group’s brands. Additionally, these channels are becoming more consolidated which may lead to higher costs of distribution for the Hotel Group, for example by the intermediaries being able to demand higher commissions. Although the Hotel Group is actively taking steps to adapt to the changing environment (by developing competitive internet reservations systems for its own benefit), because of the very high pace of change in this area there is a risk that the Hotel Group will not adapt quickly enough.

The Hotel Group may experience a lack of acquisition opportunities.

In the event that the availability of suitable sites becomes limited, the Hotel Group may be unable to pursue its strategy of acquiring new land or locations for the potential development of new hotels, particularly in EMEA and within major gateway cities globally, which could inhibit and adversely affect its results of operations.

Back to Contents

The Hotel Group is exposed to the risk of litigation.

The Hotel Group could be at risk of litigation from its guests, customers, joint venture partners, suppliers, franchisees and/or the owners of hotels managed by it for breach of its contractual or other duties. Claims filed in the United States may include requests for punitive damages as well as compensatory damages.

Exposure to litigation may affect the Hotel Group’s reputation even though the monetary consequences are not significant.

Risks relating to the Britvic Business

The Britvic Group is exposed to risks related to possible product contamination.

The Britvic Group, like all beverage producers, has been and will continue to be vulnerable to accidental or malicious contamination of its products or base raw materials. Any such contamination could result in recall of the Britvic Group’s products, the Britvic Group being unable to sell its products, damage to brand image and/or civil or criminal liability, which could have a material adverse effect on the Britvic Group’s operations and financial performance. The Britvic Group has taken certain steps, including implementation of rigorous quality control standards, to reduce the risk of product contamination.

The Britvic Group is reliant upon certain supplies.

The Britvic Group is reliant upon fruit juice concentrates, sugar and other fruit juice raw materials as necessary ingredients for many of its products. In the event the Britvic Group is unable to obtain an adequate supply of these raw materials or fails to negotiate the purchase of these materials on a reasonable commercial basis, this could have a significant adverse impact on the Britvic Group’s financial operations.

The Britvic Group is exposed to significant competition.

The Britvic Group operates in a highly competitive market sector in which large competitors such as CCE are active.

A change in the level of marketing undertaken by competitors or in their pricing policies, the growth or strengthening of existing retailers of beverage products, the introduction of new competing brands or products or increased purchasing power pressure from customers could have a material adverse effect on the Britvic Group’s operations and financial performance. Conversely, competition law may regulate the Britvic Group’s ability to participate in industry consolidation at a strategic level.

Adverse weather conditions could reduce demand for the Britvic Group’s products.

Demand for the Britvic Group’s products may be affected by weather conditions, especially in the summer months, when unseasonably cool or wet weather can affect sales volumes and therefore the results of the Britvic Group’s operations for the year.

Funding Risks

The Group’s indebtedness could adversely affect its financial health.

The Group is putting in place borrowing facilities to meet its expected capital resource requirements. The Group’s ability to borrow under these and any other additional facilities which it might seek to establish, will be determined by the Group being able to comply with certain financial and other covenants contained in the relevant facility documentation. If the Group’s revenues, cash flow or credit ratings do not meet expectations, the Group may lose its ability to borrow money or to do so on terms it considers to be favourable. Conditions in the capital markets will also affect the Group’s ability to borrow funds or to raise equity financing, as well as the terms it may obtain. All of these factors could also make it difficult or impossible for the Group otherwise to raise capital needed to pursue its strategy.

The Group is exposed to refinancing risk in relation to its credit facilities.

The Group is putting in place borrowing facilities to meet its expected capital resource requirements, an element of which will require refinancing within the next 24 months. If the Group’s operating and financial covenants are not met, the Group may lose its ability to utilise its existing facilities or to borrow money in the future or to do so on terms it considers to be favourable. Conditions in the capital markets also will affect the Group’s ability to borrow funds or to raise equity financing, as well as the terms it may obtain. All of these factors could make it difficult or impossible for the Group otherwise to raise capital needed to pursue its growth strategies.

Back to Contents

The Directors cannot assure investors that the Group will be able to arrange any additional financing or refinancing needed to fund its capital resource requirements on acceptable terms, or at all. As the Group’s levels of debt increase, its business may not be able to generate sufficient cash flow to service its debt and/or continue its investment programme.

Pensions risks

The Group is exposed to funding risks in relation to the defined benefits under its pension schemes.

The Group is obliged by statute to maintain a minimum funding level in relation to its ongoing obligation to provide current and future pensions for the members of its schemes who are entitled to defined benefits. In addition to this, if any scheme of the Group is wound up, the Group could become statutorily liable to make an immediate payment to the trustees to bring the funding of these defined benefits to a level which is higher than this minimum. Also, the trustees of the Group’s schemes have wide discretion under the scheme rules to decide the contributions payable by the Group, and these could be set so as to result in the Group being required to keep the schemes funded whilst they are ongoing to a level which is higher than the statutory minimum.

Some of the issues which could adversely affect the funding of these defined benefits (and materially affect the Group’s funding obligations) are (i) poor investment performance of pension fund investments; (ii) long life expectancy (which will make pensions payable for longer and therefore more expensive to provide, whether paid directly from the schemes or secured by the purchase of annuities); (iii) adverse annuity rates (which tend in particular to depend on prevailing interest rates and life expectancy) as these will make it more expensive to secure pensions with an insurance company; (iv) clarification of the law that might require guaranteed minimum pensions relating to pre- 6 April 1997 to be equalised as between men and women; and (v) other events occurring which make past service benefits more expensive than predicted in the actuarial assumptions by reference to which the Group’s past contributions were assessed.

There is also an additional level of uncertainty at present as changes to the statutory requirement regarding funding are expected, and it is possible that these could in some cases prove to be more onerous for employers than those described above. It should be noted (particularly in view of disappointing stock market performance in January 2003) that the schemes’ funding positions may well prove to be weaker now than as at 31 December 2002) (see Part IX, paragraph 8) and further adverse changes are always possible in the future.

Market risks

Sales of a substantial number of Ordinary Shares or Company ADRs after the Separation, or the prospect of such sales, could have an adverse effect on the market price of the Company’s securities.

After the Separation, there may be substantial trading activity in Ordinary Shares and Company ADRs in the public markets. This may occur because, for example, Shareholders who receive the Company’s securities in the Separation do not wish to hold securities in the Company. A high level of trading activity may lead to volatility in the price of its securities, and significant selling pressure may adversely affect the price of its securities. Declines in the market price of Ordinary Shares or Company ADRs may impair its ability to raise capital through an offering of securities in the future.

Risks for US Shareholders

The price of Company ADRs and the US dollar value of any dividends will be affected by fluctuations in the US dollar/UK pound sterling exchange rate

Fluctuations in the exchange rates between the US dollar and the UK pound sterling will affect the US dollar conversion by the ADR Depositary of any cash dividends paid in pounds sterling on the Ordinary Shares represented by the Company ADRs, and the US dollar equivalent of the pound sterling price of the Ordinary Shares on the London Stock Exchange, which may consequently affect the market price of Company ADRs. These fluctuations would also affect the US dollar value of the proceeds a holder of a Company ADR would receive upon the sale in the United Kingdom of any of the InterContinental Group’s equity shares withdrawn from the ADR Depositary.

Back to Contents

PART VI

ACCOUNTANTS REPORT ON THE INTERCONTINENTAL GROUP

Ernst & Young LLP Becket House 1 Lambeth Palace Road London SE1 7EU

The Directors
InterContinental Hotels Group PLC
20 North Audley Street
London
W1K 6WN

Salomon Brothers International Limited
(Trading as Schroder Salomon Smith Barney)
Citigroup Centre
Canada Square
Canary Wharf
London
E14 5LB

17 February 2003

Dear Sirs

1.     INTRODUCTION

We report on the Combined Financial Information set out below. This Combined Financial Information has been prepared for inclusion in the Listing Particulars of InterContinental Hotels Group PLC (the Company) dated 17 February 2003 (the Listing Particulars).

On 1 October 2002, the Board of Six Continents PLC (Six Continents) announced its intention to separate the Six Continents Group’s Hotels Business and Britvic Business from its Retail Business and to return up to £700 million of capital to Six Continents Shareholders.

The proposed Separation will result in two new listed companies, Mitchells & Butlers PLC (“M and B”) and the Company. The Company will own the Hotels Business and Britvic Business and M and B will own the Retail Business.

The companies and businesses, which will be owned by the Company, following the proposed Separation, are collectively referred to throughout this report as the Group. The Group did not constitute a statutory sub-group within the Six Continents Group during the period under review.

Basis of preparation

The Combined Financial Information set out below represents the financial position and results of the Group, respectively at and for each of the three years ended 30 September 2000, 2001 and 2002. This has been derived from previously published audited consolidated financial statements of Six Continents adjusted to exclude those entities that will form part of the Retail Group following the Separation (after making such adjustments as we consider necessary) and on the basis as set out in note 1.

Responsibility

The audited financial statements of Six Continents used to derive the Combined Financial Information of the Group are the responsibility of the Directors of Six Continents, who approved their issue.

The Directors of the Company are persons responsible for the Listing Particulars dated 17 February 2003 in which this report is included.

Back to Contents

It is our responsibility to compile the Combined Financial Information set out in our report from the financial statements referred to above, to form an opinion on the Combined Financial Information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the Combined Financial Information. The evidence included that previously obtained by us relating to the audit of the consolidated financial statements of Six Continents underlying the Combined Financial Information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements of Six Continents underlying the Combined Financial Information and whether the accounting policies are appropriate to the entity’s circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Combined Financial Information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the Combined Financial Information gives, for the purposes of the Listing Particulars dated 17 February 2003, a true and fair view of the state of affairs of the Group as at 30 September 2000, 2001 and 2002 and of its profits, recognised gains and losses and cash flows for the years then ended.

Back to Contents

GROUP PROFIT AND LOSS ACCOUNT

		For the years ended 30 September
	Notes	2000		2001		2002
		£m		£m		£m

Turnover	4	3,665		2,473		2,134
Analysed as:

Ongoing operations		1,795		2,329		2,134
Acquisitions		300		144		—

Continuing operations		2,095		2,473		2,134
Discontinued operations		1,570		—		—

Costs and overheads, less other income	5	(3,137)		(1,987)		(1,805)

Operating profit before operating exceptional items		528		486		329
Operating exceptional items	5	—		(43)		(77)

Operating profit		528		443		252
Share of associates’ operating profit		11		—		—

Total operating profit		539		443		252

Analysed as:
Ongoing operations		416		424		252
Acquisitions		12		19		—

Continuing operations		428		443		252
Discontinued operations		111		—		—

Non-operating exceptional items	10	1,263		36		55

Analysed as:
Continuing operations:
Profit/(loss) on disposal of fixed assets		2		(2)		2
Separation costs		—		—		(4)
Discontinued operations:
Profit on disposal of tangible fixed assets		1		—		—
Profit on disposal of operations		1,260		38		57

Profit on ordinary activities before interest	6	1,802		479		307
Interest receivable	11	139		227		160
Interest payable and similar charges	11	(208)		(228)		(177)

Profit on ordinary activities before taxation		1,733		478		290
Tax on profit on ordinary activities	12	(231)		(141)		28

Profit on ordinary activities after taxation		1,502		337		318
Minority equity interests		(16)		(24)		(25)

Profit on ordinary activities after minority interests		1,486		313		293
Dividends on equity shares	13	(292)		(293)		(305)

Profit/(loss) for the financial year	33	1,194		20		(12)

Earnings per ordinary share	14
Basic		202.3	p	42.6	p	39.9	p
Adjusted		46.0	p	42.5	p	27.5	p
Diluted		202.3	p	42.6	p	39.9	p

The interest and tax charges are not representative of the charges to be incurred by the Group following the Separation.

Back to Contents

STATEMENT OF TOTAL RECOGNISED GROUP GAINS AND LOSSES

	For the years ended 30 September
	2000		2001	2002
	£m		£m	£m

Profit on ordinary activities after minority interests	1,486		313	293
Reversal of previous revaluation gains due to impairment	—		—	(36)
Revaluations	18	[b]	—	—
Exchange differences[a]
Goodwill eliminated	157		9	(98)
Other assets and liabilities	(127)		(2)	62

Other recognised gains and losses	48		7	(72)

Total recognised gains for the year	1,534		320	221

a	Foreign currency denominated net assets, including goodwill purchased prior to 30 September 1998 and eliminated against Group invested capital, related foreign currency borrowings and currency swaps, are translated at each balance sheet date giving rise to exchange differences which are taken to Group invested capital as recognised gains and losses during the period.

b	Relates to revaluation in an associated undertaking.

Note of historical cost profits and losses for the Group

	For the years ended 30 September
	2000	2001	2002
	£m	£m	£m

Reported profit on ordinary activities before taxation	1,733	478	290
Realisation of revaluation gains of previous periods	6	36	(1)

Historical cost profit on ordinary activities before taxation	1,739	514	289

Historical cost profit/(loss) retained after taxation, minority equity interests and equity dividends	1,200	56	(13)

Back to Contents

GROUP BALANCE SHEET

		As at 30 September
		2000	2001	2002
	Notes	£m	£m	£m

Fixed assets
Intangible assets	21	178	163	162
Tangible assets	22	2,868	4,177	4,115
Investments	23	248	266	249

		3,294	4,606	4,526

Current assets
Stocks	25	53	46	42
Debtors	26
Amounts falling due within one year		505	434	460
Amounts falling due after one year		21	50	85

		526	484	545
Amounts due from the Retail Group		1,197	825	831
Investments		836	364	216
Cash at bank and in hand		101	49	68

		2,713	1,768	1,702
Creditors: amounts falling due within one year	27	(1,328)	(1,759)	(2,054)

Net current assets/(liabilities)		1,385	9	(352)

Total assets less current liabilities		4,679	4,615	4,174
Creditors: amounts falling due after one year	28	(1,376)	(1,179)	(763)

Provisions for liabilities and charges
Deferred taxation	29	(328)	(328)	(316)
Other provisions	30	(101)	(91)	(18)

		(429)	(419)	(334)
Minority equity interests		(114)	(133)	(149)

Net assets	20	2,760	2,884	2,928

Invested capital	33	2,760	2,884	2,928

Current asset investments, cash, borrowings, and amounts due from the Retail Group are not representative of the amounts to be reported by the Group following the Separation.

Back to Contents

GROUP CASH FLOW STATEMENT

		For the years ended 30 September
		2000	2001	2002
	Notes	£m	£m	£m

Operating activities	15	657	640	349

Dividends received from associates		11	—	—

Interest paid		(190)	(233)	(187)
Dividends paid to minority shareholders		(4)	(5)	(13)
Dividends paid to non-equity shareholders		(1)	—	—
Interest received		136	222	168

Returns on investments and servicing of finance		(59)	(16)	(32)

UK corporation tax paid		(21)	(68)	(14)
Overseas corporate tax paid		(57)	(47)	(27)

Taxation		(78)	(115)	(41)

Paid:
Tangible fixed assets		(436)	(625)	(392)
Trade loans		(31)	—	—
Fixed asset investments		(31)	(37)	(14)
Received:
Tangible fixed assets		31	77	104
Trade loans		57	—	—
Fixed asset investments		3	5	15

Capital expenditure and financial investment		(407)	(580)	(287)

Acquisitions		(392)	(1,014)	(24)
Cash and overdrafts acquired		1	262	—
Disposals		2,225	25	9
Cash and overdrafts disposed		(55)	—	—

Acquisitions and disposals		1,779	(727)	(15)

Equity dividends		(285)	(290)	(299)

Net cash inflow/(outflow) before management of liquid resources and financing		1,618	(1,088)	(325)

Management of liquid resources and financing
(Decrease)/increase in borrowings and liquid resources	19	(1,751)	861	290
Change in net investment in the Retail Group		48	200	27

Decrease in cash and overdrafts	16	(85)	(27)	(8)

The returns on investments and servicing of finance, taxation, management of liquid resources and financing cash flows shown above are affected significantly by the financing and taxation arrangements of the Six Continents Group. Accordingly, the cash flows of those items included above are not representative of those that may arise following the Separation.

Back to Contents

1.     BASIS OF PREPARATION

The Combined Financial Information for the Group has been derived from the previously published audited consolidated financial statements of Six Continents adjusted to exclude those entities that will form the Retail Group following the Separation. The principal entities included within the Combined Financial Information are shown in note 41.

The following summarises the accounting and other principles which have been adopted in preparing the Combined Financial Information:

•	The Combined Financial Information has been prepared in accordance with the principles of merger accounting. The Combined Financial Information has therefore been prepared as if the companies, businesses and assets that comprise the Group had been part of the Group throughout the three year period ended 30 September 2002 or from their date of acquisition by the Six Continents Group or up to their date of disposal by the Six Continents Group, as appropriate.

•	The Combined Financial Information reflects costs borne directly by the Group, but excludes those corporate head office costs and other centrally incurred costs that have historically been recharged by the Six Continents Group to its underlying business segments that are now part of the Retail Group. The level of these costs may not be representative of costs that will be incurred by the Group, following the Separation.

•	Net interest reflects net interest payable on the net debt of the Six Continents Group and is net of interest received on balances with the Retail Group. The interest charges presented are not representative of those that will be incurred by the Group following the Separation.

•	The tax charge for the Group is based on the historical tax charge reported by Six Continents (as adjusted for the impact of FRS19) and after deducting the tax charge historically reported by relevant companies comprising the Retail Group. Historical tax charges presented may not be representative of tax charges that would have been incurred had the Group not formed part of the Six Continents Group or which will be incurred following the Separation.

•	It is envisaged that the costs relating to the Separation are estimated to amount to approximately £51 million which will be shared broadly equally between the Group and the Retail Group.

•	Invested capital represents all capital and reserves of the Group. Following the Separation, this will be replaced with share capital and reserves.

2.     ACCOUNTING POLICIES

Basis of Accounting

The Combined Financial Information has been prepared under the historical cost convention as modified by the revaluation of certain tangible fixed assets and in accordance with applicable UK accounting standards.

Foreign Currencies

Transactions in foreign currencies are recorded at the exchange rates ruling on the dates of the transactions, adjusted for the effects of any hedging arrangements. Assets and liabilities denominated in foreign currencies are translated into sterling at the relevant rates of exchange ruling at the balance sheet date.

The results of overseas operations are translated into sterling at weighted average rates of exchange for the period. Exchange differences arising from the retranslation of opening net assets (including any goodwill previously eliminated against invested capital) denominated in foreign currencies and foreign currency borrowings and currency swap agreements used to hedge those assets are taken directly to invested capital. All other exchange differences are taken to the profit and loss account.

Treasury Instruments

Net interest arising on interest rate agreements is taken to the profit and loss account.

Premiums payable on interest rate agreements are charged to the profit and loss account over the term of the relevant agreements.

Back to Contents

Currency swap agreements are retranslated at exchange rates ruling at the balance sheet date with the net amount being included in either current asset investments or borrowings. Interest payable or receivable arising from currency swap agreements is taken to the profit and loss account on a gross basis over the term of the relevant agreements.

Gains or losses arising on forward exchange contracts are taken to the profit and loss account in line with the transactions they are hedging.

Fixed Assets and Depreciation

I.     Goodwill

Any excess of purchase consideration for an acquired business over the fair value attributed to its separately identifiable assets and liabilities represents goodwill. Goodwill is capitalised as an intangible asset. Goodwill arising on acquisitions prior to 30 September 1998 was eliminated against invested capital. To the extent that goodwill denominated in foreign currencies continues to have value, it is translated into sterling at each balance sheet date and any movements are accounted for as set out under Foreign Currencies above. On disposal of a business, any goodwill relating to the business and previously eliminated against invested capital is taken into account in determining the profit or loss on disposal.

II.     Other Intangible Assets

On acquisition of a business, no value is attributed to other intangible assets which cannot be separately identified and reliably measured. No value is attributed to internally generated intangible assets.

III.     Tangible Assets

Freehold and leasehold land and buildings are stated at cost, or valuation, less depreciation. All other fixed assets are stated at cost less depreciation.

When implementing FRS 15 Tangible Fixed Assets in the year to 30 September 2000, the Six Continents Group did not adopt a policy of revaluing properties. The transitional rules of FRS 15 were applied so that the carrying values of properties include an element resulting from previous valuations.

IV.     Revaluation

Surpluses or deficits arising from previous professional valuations of properties, realised on the disposal of an asset, are transferred from the revaluation reserve to the profit and loss account reserve within invested capital.

V.     Impairment

Any impairment arising on an income-generating unit, other than an impairment which represents a consumption of economic benefits, is eliminated against any specific revaluation reserve within invested capital relating to the impaired asset in that income-generating unit with any excess being charged to the profit and loss account.

VI.     Depreciation and Amortisation

Goodwill and other intangible assets are amortised over their estimated useful lives, generally 20 years.

Freehold land is not depreciated. All other tangible fixed assets are depreciated over their estimated useful lives, namely:

Freehold buildings	50 years
Leasehold buildings	lesser of unexpired term of lease and 50 years
Fixtures, fittings and equipment	3-25 years
Plant and machinery	4-20 years

All depreciation and amortisation is charged on a straight line basis.

VII.     Associated Undertakings

Associated undertakings are those undertakings, not being subsidiary undertakings, over which the Group exercises a significant influence. The Group equity accounts for associated undertakings which are material.

VIII.     Investments

Fixed asset investments are stated at cost less any provision for diminution in value.

Back to Contents

Deferred Taxation

Deferred tax assets and liabilities are recognised, subject to certain exceptions, in respect of all material timing differences between the recognition of gains and losses in the financial statements and for tax purposes. Those timing differences recognised include accelerated capital allowances, unrelieved tax losses and short-term timing differences. Timing differences not recognised include those relating to the revaluation of fixed assets in the absence of a commitment to sell the assets, the gain on sale of assets rolled into replacement assets and the distribution of profits from overseas companies in the absence of any commitment by the company to make the distribution.

Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered.

Deferred tax is calculated on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Leases

Operating lease rentals are charged to the profit and loss account on a straight line basis over the term of the lease.

Pensions

Historically, the Group’s employees have been members of the Six Continents pension plans and amounts charged to the profit and loss account have been calculated in accordance with SSAP 24 “Accounting for pension costs”. The regular cost of providing pensions to current employees is charged to the profit and loss account over the average expected service life of those employees and variations in regular pension costs are amortised over the average expected service life of current employees on a straight line basis.

Accumulated differences between the amount charged to the profit and loss account and the payments made to the pension plans are treated as either prepayments or creditors in the balance sheet.

Stocks

Stocks are stated at the lower of cost and net realisable value.

Turnover

Turnover represents sales (excluding VAT and similar taxes) of goods and services, provided in the normal course of business.

Turnover in the Hotel Group primarily comprises room and food and beverage sales in the owned and leased estate, franchise fees received in connection with the franchise of the Group’s brands and management fees earned on hotels managed under contracts with hotel owners. Owned and leased estate turnover is recognised when rooms are occupied, franchise and management fees are recognised as they are earned.

Loyalty Programme

The Hotel Loyalty Programme, Priority Club Rewards, enables members to earn points during each stay at a Six Continents hotel and redeem the points at a later date for free accommodation or other benefits. The future redemption liability is included in creditors less than, and greater than, one year and is estimated using actuarial methods to give eventual redemption rates and points values. The programme is funded through hotel assessments.

3.     EXCHANGE RATES

The results of overseas operations have been translated into sterling at weighted average rates of exchange for the year. In the case of the US dollar, the translation rate is £1 = $1.48 (2001: £1 = $1.44), (2000: £1 = $1.55). In the case of the euro, the translation rate is £1 = €1.60 (2001: £1 = €1.62), (2000: £1 = €1.62).

Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange at the balance sheet date. In the case of the US dollar, the translation rate is £1 = $1.56 (2001: £1 = $1.47), (2000: £1 = $1.47). In the case of the euro, the translation rate is £1 = €1.59 (2001: £1 = €1.61), (2000: £1 = €1.66).

Back to Contents

4.     TURNOVERa

	2000		2001		2002
	£m		£m		£m

Hotel Group:
Americas
Owned and leased	341		372		316
Managed and upscale franchise	332	[b]	464		73
Midscale franchise	191		209		195

	864		1,045		584
EMEA
Owned and leased	550		680	[c]	737
Managed and franchise	76		70		82

	626		750		819
Asia Pacific	91	[b]	101		129

	1,581		1,896		1,532
Britvic Group	507		571		602
Other activities	7		6		—

Continuing operations	2,095		2,473		2,134
Discontinued operations[d]	1,570		—		—

	3,665		2,473		2,134

	2000	2001	2002
	£m	£m	£m

By origin:
United Kingdom	2,221	908	1,039
Rest of Europe, the Middle East and Africa	469	419	382
United States of America	779	908	476
Rest of Americas	107	137	108
Asia Pacific	89	101	129

	3,665	2,473	2,134

	2000	2001	2002
	£m	£m	£m

By destination:
United Kingdom	2,216	902	1,033
Rest of Europe, the Middle East and Africa	474	424	387
United States of America	779	908	476
Rest of Americas	107	137	108
Asia Pacific	89	102	130

	3,665	2,473	2,134

a	Reflects 12 months (2001: 12 months), (2000: 12 months) trading with the exception of Britvic Group, which reflects 52 weeks (2001: 52 weeks), (2000: 52 weeks) trading.

b	Includes turnover of £32 million relating to the acquisition of South Pacific Hotels Corporation (SPHC) – Asia Pacific, and £268 million for Bristol Hotels and Resorts Inc. (Bristol) – Americas.

c	Includes turnover of £144 million relating to the acquisition of Posthouse.

d	Represents turnover relating to Bass Brewers.

Back to Contents

5.     COSTS AND OVERHEADS, LESS OTHER INCOME

Year ended 30 September 2002:

Continuing £m
Raw materials and consumables	360
Changes in stocks of finished goods and work in progress	3
Staff costs (note 7)	659
Depreciation of tangible fixed assets	175
Impairment of tangible fixed assets[a]	77
Amortisation of goodwill	9
Hire of plant and machinery	19
Property rentals	58
Income from fixed asset investments	(8)
Other external charges	530

1,882

Year ended 30 September 2001:

	Acquisition £m	[c]	Continuing £m	Total £m
Raw materials and consumables	20		358	378
Changes in stocks of finished goods and work in progress	—		—	—
Staff costs (note 7)[a]	43		665	708
Depreciation of tangible fixed assets	11		133	144
Amortisation of goodwill	—		9	9
Hire of plant and machinery	—		17	17
Property rentals	5		174	179
Income from fixed asset investments	—		(18)	(18)
Other external chargesa&b	46		567	613

	125		1,905	2,030

Year ended 30 September 2000:

	Acquisitions £m	[d]	Continuing £m	Discontinued £m	[e]	Total £m
Raw materials and consumables	16		298	440		754
Changes in stocks of finished goods and work in progress	—		(1)	1		—
Staff costs (note 7)	102		517	123		742
Depreciation of tangible fixed assets	2		116	74		192
Amortisation of goodwill	5		—	—		5
Hire of plant and machinery	—		17	6		23
Property rentals	91		54	2		147
Income from fixed asset investments	—		(15)	(6)		(21)
Other external charges[b]	72		404	819		1,295

	288		1,390	1,459		3,137

a	Major operating exceptional items for 2002, operating exceptionals for 2001 are included in Staff costs (£2 million) and Other external charges (£41 million).

b	Includes remuneration to the group auditors of £1 million (2001: £0.9 million), (2000: £1.6 million) for audit services and £5.6 million (2001: £6.2 million), (2000: £1.9 million) for non-audit services. Included in audit fees for 2000 is £0.7 million for Deloitte & Touche. All fees for non-audit services are those paid to the group auditors, Ernst & Young LLP.

c	Relates to the costs and overheads of Posthouse which was acquired in April 2001.

d	Relates to the costs and overheads of SPHC and Bristol acquired in January and April 2000, respectively.

e	Relates to the costs and overheads of Bass Brewers sold in August 2000.

Back to Contents

6.     PROFIT ON ORDINARY ACTIVITIES BEFORE INTERESTa

Year ended 30 September 2002:

	Total operating profit before exceptional items	Exceptional items [b]	Profit on ordinary activities before interest
	£m	£m	£m
Hotel Group:
Americas
Owned and leased	15	(46)	(31)
Managed and upscale franchise	28	—	28
Midscale franchise	135	—	135

	178	(46)	132
EMEA
Owned and leased	98	(15)	83
Managed and franchise	27	—	27

	125	(15)	110

Asia Pacific	24	(14)	10
Other[c]	(65)	—	(65)

	262	(75)	187
Britvic Group	63	—	63
Other activities	4	(4)	—

Continuing operations	329	(79)	250
Discontinued operations[d]	—	57	57

	329	(22)	307

a	Reflects 12 months (2001: 12 months), (2000: 12 months) trading with the exception of Britvic Group which reflects 52 weeks (2001: 52 weeks), (2000: 52 weeks) trading.

b	See note 10.

c	Relates to central services, net of income from fixed asset investments.

d	Represents Bass Brewers.

Back to Contents

6.     PROFIT ON ORDINARY ACTIVITIES BEFORE INTERESTa (continued)

Year ended 30 September 2001:

	Total operating profit before exceptional items		Exceptional items [b]	Profit on ordinary activities before interest
	£m		£m	£m

Hotel Group:
Americas
Owned and leased	54		(11)	43
Managed and upscale franchise	30		—	30
Midscale franchise	156		—	156

	240		(11)	229
EMEA
Owned and leased	171	[c]	(18)	153
Managed and franchise	31		—	31

	202		(18)	184
Asia Pacific	18		—	18
Other[d]	(33)		(14)	(47)

	427		(43)	384
Britvic Group	57		1	58
Other activities	2		(3)	(1)

Continuing operations	486		(45)	441
Discontinued operations[e]	—		38	38

	486		(7)	479

a	Reflects 12 months (2001: 12 months), (2000: 12 months) trading with the exception of Britvic Group which reflects 52 weeks (2001: 52 weeks), (2000: 52 weeks) trading.

b	See note 10.

c	Includes £37 million operating profit relating to Posthouse in 2001.

d	Relates to central services, net of income from fixed asset investments.

e	Represents Bass Brewers.

Back to Contents

6.     PROFIT ON ORDINARY ACTIVITIES BEFORE INTERESTa (continued)

Year ended 30 September 2000:

	Total operating profit before exceptional items	[d]	Exceptional items [b]	Profit on ordinary activities before interest
	£m		£m	£m

Hotel Group:
Americas
Owned and leased	61		(4)	57
Managed and upscale franchise	32		—	32
Midscale franchise	135		—	135

	228		(4)	224
EMEA
Owned and leased	134		—	134
Managed and franchise	31		—	31

	165		—	165
Asia Pacific	19		—	19
Other[c]	(36)		—	(36)

	376		(4)	372
Britvic Group	46		1	47
Other activities	6		5	11

Continuing operations	428		2	430
Discontinued operations[e]	111		1,261	1,372

	539		1,263	1,802

a	Reflects 12 months (2001: 12 months), (2000: 12 months) trading with the exception of Britvic Group which reflects 52 weeks (2001: 52 weeks), (2000: 52 weeks) trading.

b	See note 10.

c	Relates to central services, net of income from fixed asset investments.

d	Includes the Group’s share of operating profit of associates of £11 million (2001: £nil), (2000: £nil). This comprised £1m in respect of the Hotel Group and £10 million in respect of discontinued operations. The share of the associates’ operating profit arose wholly in the United Kingdom.

e	Represents Bass Brewers.

Profit on ordinary activities before interest is split by origin as follows:

	2000	2001	2002
	£m	£m	£m

United Kingdom	1,484	145	145
Rest of Europe, the Middle East and Africa	109	114	61
United States of Americas	176	165	78
Rest of Americas	35	40	16
Asia Pacific	(2)	15	7

	1,802	479	307

Back to Contents

7.     STAFF

	2000	2001	2002
	£m	£m	£m

Costs:
Wages and salaries	666	634	590
Social security costs	66	64	59
Pensions (note 8)	10	10	10

	742	708	659

	2000	2001	2002
	No.	No.	No.

Average number of employees, including part-time employees:
Hotel Group	29,306	35,514	28,183
Britvic Group	2,717	2,610	2,565
Other activities	254	235	202

Continuing operations	32,277	38,359	30,950
Discontinued operations	5,195	—	—

	37,472	38,359	30,950

8.     PENSIONS

As part of the Separation it is proposed that new pension schemes will be set up for the Group with Six Continents Retail Limited becoming the sponsoring employer for the Six Continents Pension Plan and the Six Continents Executive Pension Plan. At 1 April 2003, the assets and obligations of the existing pension plans will be split, with approximately 30% of the obligations and related assets at that date being transferred to the new Hotel Group and Britvic Group Schemes. The Hotels Business and the Britvic Business will set up a single plan for each of the Hotels and Britvic Businesses with replica arrangements for benefits and, where practicable, actives, deferreds and pensioners associated with the Hotels Business and the Britvic Business will be transferred to their respective plans. As a result, the pension charges disclosed below may not be representative of the charges to the Group going forward.

	2000	2001	2002
	£m	£m	£m

Regular cost	28	15	19
Variations from regular cost	(29)	(16)	(16)
Notional interest on prepayment	(3)	(2)	(3)

Pension cost in respect of the two principal plans	(4)	(3)	—
Other plans	14	13	10

	10	10	10

The disclosures which are made below relate to the two Six Continents Plans in total.

Historically, retirement and death benefits have been provided for eligible Six Continents employees in the United Kingdom principally by the Six Continents Pension Plan (SCPP) which covers approximately 7,875 (2001: 6,989), (2000: 8,298) employees and the Six Continents Executive Pension Plan (SCEPP) which covers approximately 411 (2001: 396), (2000: 400) employees. The plans are predominantly defined benefit schemes for current members. For new entrants, the plans will provide defined contribution benefits.

Back to Contents

8.     PENSIONS (continued)

The assets of the plans are held in self-administered trust funds separate from the Six Continents Group and Group assets. The Six Continents Group operates a number of minor pension schemes outside the United Kingdom, the most significant of which is a defined contribution scheme in the United States; there is no material difference between the pension costs of, and contributions to, these schemes. One of these schemes, the InterContinental Hotels Pension Plan, will be material for the Group in the future. The InterContinental Hotels Pension Plan has been accounted for in accordance with SSAP 24 and the pension costs above include $3m in respect of this scheme. At 30 September 2002, the scheme had a net deficit on a projected benefits obligation basis of $31m (2001: $16m).

The Six Continents Group has no other significant post-retirement obligations.

The pension costs related to the two principal plans are assessed in accordance with the advice of independent qualified actuaries using the projected unit method. They reflect the 31 March 1999 actuarial valuations. The significant assumptions in these valuations were that wages and salaries increase on average by 4% per annum, the long-term return on assets is 6% per annum, and pensions increase by 2.5% per annum. The average expected remaining service life of current employees is 14 years.

At 31 March 1999, the market value of the combined assets of the two principal plans was £2,132m and the value of the assets was sufficient to cover 117% of the benefits that had accrued to members after allowing for expected increases in earnings. The assets and liabilities of the plans reduced significantly following the pension scheme transfers that arose from the disposal of Bass Brewers in August 2000.

Actuarial valuations as at 31 March 2002 have now been finalised. The results reveal that experience has been adverse since 1999, which will result in an increased pension cost with effect from 1 October 2002, but that the plans were fully funded on an actuarial basis at 31 March 2002.

In the year to 30 September 2002, the Six Continents Group (which included the Group) made regular contributions to the two principal plans amounting to £18m (2001: £17m), (2000: £20m) and additional contributions of £15m (2001: £nil), (2000: £nil). The agreed employer contribution rates to the defined benefit arrangements for the year ended 30 September 2003 are 11.0% for the SCPP and 27.1% for the SCEPP. In addition, it has been decided that further additional contributions of £45m will be made, most of which is expected to be paid in the year to 30 September 2003. These contributions will be met by the Retail Group £31.5 million, the Hotel Group £4.5 million and the Britvic Group £9 million post separation of the schemes.

FRS 17 disclosures

The valuations used for FRS 17 disclosures are based on the initial results of the actuarial valuations at 31 March 2002 updated by independent qualified actuaries to 30 September 2002. Scheme assets are stated at market value at 30 September 2002 and the liabilities of the schemes have been assessed as at the same date using the projected unit method. As the two principal plans are now closed as defined benefit schemes, the current service cost as calculated under the projected unit method will increase as members approach retirement.

The principal assumptions used by the actuaries to determine the liabilities on an FRS 17 basis were:

	At 30 September	At 30 September
	2001	2002
	%	%
Wage and salary increases	3.9	3.8
Pensions increases	2.4	2.3
Discount rate	6.1	5.5
Inflation rate	2.4	2.3

Back to Contents

8.     PENSIONS (continued)

The combined assets of the two principal schemes and expected rate of return were:

	Long-term rate of return at 30 September	Value at 30 September	Long-term rate of return at 30 September	Value at 30 September
	2001	2001	2002	2002
	%	£m	%	£m
Equities	7.5	700	8.0	507
Bonds	5.1	304	4.7	397
Other	7.5	94	8.0	92

Total market value of assets		1,098		996
Present value of scheme liabilities		(1,107)		(1,311)

Deficit in the scheme		(9)		(315)
Related deferred tax asset		3		95

Net pension liability		(6)		(220)

If FRS 17 had been recognised in the accounts, the effects would have been as follows:

Movement in the deficit during the year:

£m
At 1 October 2001	(9)
Current service cost	(31)
Contributions	33
Finance income	6
Actuarial loss	(314)

At 30 September 2002	(315)

Operating profit charge

2002
£m
Current service cost	31
Past service cost	—

Total operating profit charge	31

Finance income

2002
£m
Expected return on pension scheme assets	75
Interest on pension scheme liabilities	(69)

Net return	6

Back to Contents

8.     PENSIONS (continued)

Actuarial loss recognised in the Statement of Total Recognised Gains and Losses (STRGL)

2002
£m
Actual return less expected return on pension scheme assets	(173)
Experience gains and losses arising on the scheme liabilities	(24)
Changes in assumptions underlying the present value of scheme liabilities	(117)

Actuarial loss recognised in the STRGL	(314)

History of experience gains and losses

Difference between the expected and actual return on scheme assets
Amount	£(173)m
Percentage of scheme assets	(17)%
Experience gains and losses arising on the scheme liabilities
Amount	£(24)m
Percentage of the present value of the scheme liabilities	(2)%
Total amount recognised in the STRGL
Amount	£(314)m
Percentage of the present value of the scheme liabilities	(24)%

9.     DIRECTORS’ EMOLUMENTS

Richard North, the current Six Continents Finance Director, Sir Ian Prosser, the current Six Continents Chairman and the following Non-Executive Directors will be Directors of the Company. Their remuneration as Directors of Six Continents is set out below. These costs may not be representative of the future Directors’ emoluments of the Group due to the appointment of new Directors and the renegotiation of current employment contracts. In addition, the pension and benefit schemes are to be reorganised as set out in Part IX of the Listing Particulars.

i)     Annual emoluments

	Basic Salaries and fees	Performance payments	Benefits	Total emoluments excluding pensions
	2002	2002	2002	2002	2001	2000
	£000	£000	£000	£000	£000	£000
Executive Directors
Richard North	500	97	32	629	889	643
Sir Ian Prosser	816	136	19	971	1,200	1,173

	1,316	233	51	1,600	2,089	1,816

Non-Executive Directors
Robert C. Larson	36	—	—	36	36	32
Sir Howard Stringer (appointed 22 May 2002)	13	—	—	13	—	—

	49	—	—	49	36	32

Total	1,365	233	51	1,649	2,125	1,848

Total 2001	1,302	771	52

Total 2000	1,212	598	38

Details of long-term rewards are shown below.

The Non-Executive Directors’ remuneration relates to basic salaries and fees for current and previous years.

“Performance payments” include the annual bonus and the value of Six Continents Shares allocated under the Six Continents Employee Profit Share Scheme.

“Benefits” incorporate all tax assessable benefits arising from employment by Six Continents, which relate, in the main, to the provision of a company car.

Back to Contents

9.     DIRECTORS’ EMOLUMENTS (continued)

Executive Directors’ emoluments are analysed as follows for 2001 and 2000:

	Basic Salaries and fees 2001 £000	Performance payments 2001 £000	Benefits 2001 £000	Total 2001 £000	Basic Salaries and fees 2000 £000	Performance payments 2000 £000	Benefits 2000 £000	Total 2000 £000

Executive Directors
Richard North	450	406	33	889	410	213	20	643
Sir Ian Prosser	816	365	19	1,200	770	385	18	1,173

	1,266	771	52	2,089	1,180	598	38	1,816

Six Continents Special Deferred Incentive Plan

Richard North is eligible to be awarded an annual performance-related bonus which, at the discretion of Six Continents, may be payable wholly or partly in Six Continents Shares which will be released to him after at least 12 months, together with a matching award in Six Continents Shares provided by Six Continents. Such awards are conditional on his continued employment at the release dates. The table below shows the maximum matching share awards.

	Year earned		Six Continents Shares 000	Value £000	[b]	Release date

							[c]

Richard North	2002	[a]	23	134		18.12.03
	2001		72	429		18.12.02
	2000		—	—		—
a	Maximum matching award.
b	Based on a share price at 30 September 2002 of 593p.
c	Awards are conditional on continued employment at the release dates.

(ii)     Directors’ Pensions

The following information relates to the pension arrangements provided for Sir Ian Prosser and Richard North, under the Six Continents Executive Pension Plan (the “Plan”) and in the case of Richard North, under the unfunded Six Continents Executive Top-Up Scheme (SCETUS).

The Plan is a funded, Inland Revenue approved, final salary, occupational pension scheme. Its main features applicable to the Executive Directors are:

i.	a normal pension age of 60;
ii.	pension accrual of 1/30th of final pensionable salary for each year of pensionable service;
iii.	life assurance cover of four times pensionable salary;
iv.	pensions payable in the event of ill health; and
v.	spouse’s and dependants’ pensions on death.

All plan benefits are subject to Inland Revenue limits. Where such limitation is due to the earnings “cap”, SCETUS is used to increase pension and death benefits to the level that would otherwise have applied.

Back to Contents

9.     DIRECTORS’ EMOLUMENTS (continued)

	Age at 30 Sept 2002	Directors’ contributions £	[a]	Transfer value of accrued pension£	Increase in accrued pension £ pa	[b]	Accrued pension at30 Sept £ pa	[c]
Directors’ Pension Benefits
Richard North 2002	52	14,400		1,408,800	27,300		134,700	[c]
2001		14,000		1,015,000	21,400		106,200
2000		14,100		791,000	19,700		83,100
Sir Ian Prosser 2002	59	39,100		10,184,700	10,300		560,300	[c]
2001		38,100		9,113,800	43,400		544,000
2000		35,400		7,545,000	54,800		490,300

a	Contributions paid in the year by the Directors under the terms of the plans.

b	The increase in accrued pension during the year, excluding any increase for inflation. The 2002 figure for Sir Ian Prosser (and those figures in the columns immediately adjacent to it) take account of his deemed notional salary which applies purely for pension purposes.

c	Accrued pension is that which would be paid annually on retirement at 60, based on service to 30 September 2002.

d	Members of the Plan joining before 1989 have the option to pay Additional Voluntary Contributions, subject to Inland Revenue limits; neither the contributions, nor the resulting benefits, are included in the above table.

(iii)     Long-term Reward

The 1998/2002 cycle of the Six Continents Long-Term Incentive Plan was completed on 30 September 2002. No award was made.

	Gross award before tax			Pre-tax
	— Six Continents Shares			value of award
	2000	2001	2002	2000	2001	2002
	000	000	000	£000	£000	£000
Current Executive Directors
Richard North	19	21	—	130	131	—
Sir Ian Prosser	37	40	—	249	245	—

The date of the award for 2001 was 1 October 2001 and 2 October 2000 for 2000.

The Executive Directors are included in the Six Continents Long-Term Incentive Plan for the cycles 1999/2003, 2000/2003 and 2001/2004, which may or may not provide awards. No plan cycle commenced in 2002.

(iv)     Directors’ Options

2002	Six Continents Shares under option					Price Weighted
	30.09.02	Granted	Lapsed	Exercised	1.10.01	average option price
Richard North
A	77,800					591p
B	95,600					756p
C	243,000					680p

Total	416,400	—	—	—	416,400	681p

Sir Ian Prosser
A	30,000					545p
B	246,700					866p
C	445,375					678p

Total	722,075	—	—	—	722,075	737p

There were no options exercised by the Directors (2001: 527 shares), (2000: 1,468 shares). The gain on exercise by the Directors in aggregate was £nil (2001: £448), (2000: £2,642).

Back to Contents

9.     DIRECTORS’ EMOLUMENTS (continued)

Options are held under the Six Continents Executive Share Option Scheme 1985, the Six Continents Executive Share Option Scheme 1995 and the Six Continents PLC Employee Savings Share Scheme 1992.

2001

	Six Continents Shares under option						Price
	30.09.01	Granted		Lapsed	Exercised	1.10.00	Weighted average option price	Option price

Richard North		124,400	*					723p
				1,100				886p
A	77,800						591p
B	95,600						756p
C	243,000						680p

Total	416,400	124,400		1,100	—	293,100	681p

Sir Ian Prosser		225,700	*					723p
		928	**					626p
					527			654p
				440				886p
A	30,000						545p
B	246,700						866p
C	445,375						678p

Total	722,075	226,628		440	527	496,414	737p

Options are held under the Six Continents Executive Share Option Scheme 1985, the Six Continents Executive Share Option Scheme 1995 and the Six Continents PLC Employee Savings Share Scheme 1992. Option grants marked * were made under the Six Continents Executive Share Option Scheme 1995 and are exercisable between 2004 and 2011. The grant marked ** was made under the Six Continents Employee Savings Share Scheme 1992 and is exercisable between 1 September 2004 and 28 February 2005.

2000

	Six Continents Shares under option					Price
	30.09.00	Granted		Exercised	1.10.99	Weighted average option price	Option price

Richard North		96,700	*				597p
A	77,800					591p
B	84,700					723p
C	130,600					668p

Total	293,100	96,700		—	196,400	663p

Sir Ian Prosser		179,900	*				597p
		647	**				598p
				1,468			470p
A	30,000					545p
B	222,600					450p
C	243,814					670p

Total	496,414	180,547		1,468	317,355	743p

Back to Contents

9.     DIRECTORS’ EMOLUMENTS (continued)

Options are held under the Six Continents Executive Share Option Scheme 1985, the Six Continents Executive Share Option Scheme 1995 and the Six Continents Employee Savings Share Scheme 1992. Option grants marked * were made under the Six Continents Executive Share Option Scheme 1995 and exercisable between 2003 and 2010. Grants marked ** were made under the Six Continents PLC Employee Savings Share Scheme 1992 and are exercisable between 1 September 2003 and 28 February 2004.

Six Continents Shares under option are designated as:

A	where the options are exercisable and the market price per share was above the option price;

B	where the options are exercisable but the market price was below the option price; and

C	where the options are not yet exercisable.

The market price on 30 September 2002 was 593p (2001: 620p), (2000: 665p) per Six Continents Share and the range during the three years was 541p to 841.5p per Six Continents Share.

(v)     Directors’ Shareholdings

	1 Oct 2000 Six Continents Shares of 28p		1 Oct 2001 Six Continents Shares of 28p		30 Sep 2002 Six Continents Shares of 28p

Executive Directors
Richard North	54,104		66,759		80,649
Sir Ian Prosser	227,102		251,010		276,238

Non-Executive Directors
Robert C. Larson	11,571	[b]	11,571	[b]	11,571	[b]
Sir Howard Stringer[a]	—		—		—
a	Or date of appointment, if later.

b	Held in the form of American Depositary Shares.

The above shareholdings are all beneficial interests and include Six Continents Shares held on behalf of the Executive Directors by the trustees of the Six Continents Employee Profit Share Scheme. None of the Directors has a beneficial interest in the shares of any company in the Six Continents Group nor in the debenture stocks issued by Six Continents or any company within the Six Continents Group.

At 30 September 2002, the Executive Directors, as potential beneficiaries under Six Continents Employee Share Ownership Plan, were each technically deemed to be interested in 117,466 (2001: 188,218), (2000: 170,077) unallocated Six Continents Shares held by the trustees.

In the period from 1 October 2002 to 10 February 2003, there were no changes in Directors’ interests except for the transfer of Six Continents Shares from the Six Continents Employee Share Ownership Plan to beneficiaries.

Back to Contents

10.     EXCEPTIONAL ITEMS

For the year ended 30 September 2002:

	Continuing	Discontinued		Total
	£m	£m		£m

Operating exceptional items
Hotel Group impairment charge[a]	(77)[b]	—		(77)

Non-operating exceptional items
Profit on disposal of fixed assets	2	—		2
Separation costs[a]	(4)[e]	—		(4)
Profit on disposal of operations[a]	—	57	[d]	57

	(2)	57		55

Total exceptional items	(79)	57		(22)

For the year ended 30 September 2001:

	Continuing	Discontinued		Total
	£m	£m		£m

Operating exceptional items:
Hotel Group exceptional costs[a]	(43)[c]	—		(43)

Non-operating exceptional items
Loss on disposal of fixed assets	(2)	—		(2)
Profit on disposal of operations[a]	—	38	[d]	38

	(2)	38		36

	(45)	38		(7)

For the year ended 30 September 2000:

	Continuing	Discontinued		Total
	£m	£m		£m

Non-operating exceptional items
Profit on disposal of fixed assets	2	1		3
Profit on disposal of operations[a]	—	1,260	[d]	1,260

	2	1,261		1,263

a	Major exceptional items for the purpose of calculating adjusted earnings per ordinary share (note 14).

b	Tangible fixed assets have been written down by £113 million following an impairment review of the hotel estate. £77 million has been charged as an operating exceptional item and £36 million reverses previous revaluation gains.

c	Related to exceptional reorganisation, restructuring and strategic appraisal costs in the Hotel Group.

d	Bass Brewers was disposed of in August 2000. The profit in 2002 comprises £9 million received in respect of the finalisation of completion account adjustments, together with the release of disposal provisions no longer required of £48 million. The profit in 2001 arose from deferred consideration and the finalisation of the pension scheme transfer.

e	On 1 October 2002, the Board announced its intention to separate the Retail Business from its Hotels Business and Britvic Business. The costs of evaluating the Separation incurred to 30 September 2002 were £4 million, comprising external professional fees.

Back to Contents

11.     INTEREST

	2000	2001	2002
	£m	£m	£m

(a) Interest receivable:
Retail Group	84	63	45
Other	55	164	115

	139	227	160

(b) Interest payable and similar charges:
Bank loans and overdrafts	(77)	(26)	(21)
Retail Group	(1)	(5)	(1)
Other	(130)	(197)	(155)

	(208)	(228)	(177)

As noted in note 1, the interest amounts above may not be representative of the interest receivable and payable of the Group, following the Separation.

12.     TAXATION

a)     Analysis of tax charge/(credit) for the period

	2000	2001	2002
	£m	£m	£m

UK Corporation tax at 30% (2001: 30%), (2000: 30%)
Current year	167	38	46
Prior years	(13)	(13)	(129)

	154	25	(83)

Foreign tax:
Current year	72	92	65
Prior years	(2)	20	(1)

	70	112	64

Total current tax	224	137	(19)

Deferred tax:
Origination and reversal of timing differences	12	45	(3)
Adjustments to estimated recoverable deferred tax assets	—	(35)	11
Prior years	(5)	(6)	(17)

Total deferred tax	7	4	(9)

Tax on profit on ordinary activities	231	141	(28)

Further analysed as tax relating to:
Profit before exceptional items	141	147	76
Exceptional items (see note 10):
Operating	—	(10)	—
Non-operating	90	4	10
Tax credit	—	—	(114)

	231	141	(28)

Back to Contents

12.     TAXATION (continued)

The tax charge for the year has been calculated based on the tax charge reported by Six Continents (as adjusted for the impact of FRS 19) and after deducting the tax charge reported by the Retail Group. As noted in note 1, the historical tax charge included in this document may not be representative of the taxation charge applicable to the Group, following the Separation.

Tax chargeable relating to the non-operating exceptional items (note 10) amounts to a credit of £104 million (2001: £4 million charge), (2000: £90 million charge) of which £115 million credit (2001: £4 million charge), (2000: £90 million charge) relates to major items. The figures of £104 million and £115 million respectively are each largely comprised of an exceptional tax credit of £114 million representing the release of over provisions for tax in respect of prior years. Tax in relation to the major operating exceptional item (note 10) amounts to £nil (2001: £10 million credit), (2000: £nil).

b)     Factors affecting current tax charge for the period

Tax reconciliation

	2000	2001	2002
	£m	£m	£m

Profit on ordinary activities before taxation	1,733	478	290

	%	%	%
UK corporation tax standard rate	30.0	30.0	30.0

Permanent differences	(0.1)	(0.6)	1.0
Capital allowances in excess of depreciation	0.1	0.2	(0.5)
Other timing differences	—	(1.4)	(2.8)
Net effect of different rates of tax in overseas businesses	(0.6)	0.5	5.3
Adjustment to tax charge in respect of prior years	(0.9)	1.5	(5.2)
Capital gains	—	0.1	2.6
Exceptional items	(15.6)	(1.6)	(36.9)

Effective current tax rate	12.9	28.7	(6.5)

c)     Factors which may affect future tax charges

As explained in note 1, the tax charge may not be representative of the tax charge applicable to the Group, following the Separation.

The key factors which may affect future tax charges include the availability of accelerated tax depreciation, utilisation of unrecognised losses, changes in tax legislation and the proportion of profits arising overseas.

13.     DIVIDENDS ON SIX CONTINENTS SHARES

	2000	2001	2002	2000	2001	2002
	pence	pence	pence
	per share	per share	per share	£m	£m	£m

Dividends on Ordinary Shares:
Interim	10.1	10.4	10.7	88	86	92
Proposed final	23.2	23.9	24.6	204	207	213

	33.3	34.3	35.3	292	293	305

The final dividend for 2002 was paid on the shares in issue at 20 December 2002.

Back to Contents

14.     EARNINGS PER SHARE

Basic earnings per Ordinary Share are calculated by dividing the profit for the financial year of £293 million (2001: £313 million), (2000: £1,486 million) by 734 million being the estimated number of Ordinary Shares in the Company which will be in issue following the M and B Share Consolidation at Separation.

Diluted earnings per ordinary share are calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the number of dilutive ordinary share options estimated to be outstanding at Separation. The resulting number of Ordinary Shares is 734 million.

Adjusted earnings per Ordinary Share are calculated as follows:

	2000 Pence per Ordinary Share	2001 Pence per Ordinary Share	2002 Pence per Ordinary Share

Basic earnings	202.3	42.6	39.9
Major exceptional items, less tax thereon	(156.3)	(0.1)	(12.4)

Adjusted earnings	46.0	42.5	27.5

Adjusted earnings per ordinary share are disclosed in order to show performance undistorted by abnormal items.

15.     RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2000	2001	2002
	£m	£m	£m
Total operating profit before major exceptional items[a]	539	486	329
Depreciation and amortisation	197	153	184
Share of associated operating profit	(11)	—	—
Other non-cash items	9	5	(3)

Profit before interest, taxation, depreciation and
amortisation and major exceptional items	734	644	510
Decrease in stocks	9	6	4
(Increase)/decrease in debtors	(149)	97	(99)
Decrease/(increase) in creditors	70	(73)	(31)
Provisions expended	(7)	(11)	(18)

Operating activities before expenditure relating to major exceptional items	657	663	366
Major operating exceptional expenditure	—	(23)	(17)

Net cash inflow from operating activities	657	640	349

a	Calculated as total operating profit before operating exceptionals of £77 million (2001: £43 million), (2000: £nil).

Back to Contents

16.     NET DEBT

	At 1 October 2001	Net cash flow [a]	Management of liquid resources and financing	Acquisitions	Exchange and other adjustments	At 30 September 2002
	£m	£m	£m	£m	£m	£m
Cash at bank and in hand	49	(269)	290	—	(2)	68
Overdrafts	(37)	(29)	—	—	—	(66)

	12	(298)[c]	290 [c]	—	(2)	2
Current asset investments[b]	364	—	(232)	—	84	216
Other borrowings due within one year	(374)	—	(415)	—	10	(779)
Other borrowings due after one year	(1,018)	—	354	—	34	(630)
Balances with the Retail Group	825	—	6	—	—	831

	191)	(298)	3	—	126	(360)

	At 1 October 2000	Net cash flow [a]	Management of liquid resources and financing	Disposals	Exchange and other adjustments	At 30 September 2001
	£m	£m	£m	£m	£m	£m
Cash at bank and in hand	101	(900)	861	—	(13	49)
Overdrafts	(49)	12	—	—	—	(37)

	52	(888)[c]	861 [c]	—	(13)	12
Current asset investments[b]	836	—	(473)	—	1	364
Other borrowings due within one year	(45)	—	(297)	(38)	6	(374)
Other borrowings due after one year	(1,213)	—	187	—	8	(1,018)
Balances with the Retail Group	1,197	—	(372)	—	—	825

	827	(888)	(94)	(38)	2	(191)

	At 1 October 1999	Net cash flow	[a]	Management of liquid resources and financing	Acquisitions	Exchange and other adjustments	At 30 September 2000
	£m	£m		£m	£m	£m	£m
Cash at bank and in hand	156	1,696		(1,751)	—	—	101
Overdrafts	(19)	(30)		—	—	—	(49)

	137	1,666	[c]	(1,751)[c]	—	—	52
Current asset investments[b]	330	—		478	20	8	836
Other borrowings due within one year	(363)	—		331	19	(32)	(45)
Other borrowings due after one year	(2,100)	—		977	—	(90)	(1,213)
Balances with the Retail Group	1,239	—		(42)	—	—	1,197

	(757)	1,666		(7)	39	(114)	827

The net debt disclosed in the tables above are not representative of the net debt of the Group on a stand-alone basis following the Separation.

a	The net cash flow is shown after the change in the net investment in the Retail Group.

b	Current asset investments include currency swaps.

c	Represents a net movement in cash and overdrafts of £8 million outflow (2001: £27 million), (2000: £85 million).

Back to Contents

17.     NET CAPITAL EXPENDITUREa

	2000 £m	2001 £m	2002 £m
Hotel Group	326	607	259
Britvic Group	48	28	31
Other Activities	19	(55)	(3)

Continuing operations	393	580	287
Discontinued operations[b]	53	—	—

	446	580	287

a	Represents cash flow in respect of capital expenditure and financial investments (excluding trade loans) and minor acquisitions and disposals.

b	Relates to Bass Brewers.

18.     OPERATING CASH FLOW (after net capital expenditure)

	2000 £m	2001 £m	2002 £m
Hotel Group	114	(80)	60
Britvic Group	36	99	77
Other Activities	(31)	(2)	(75)

Continuing operations	119	17	62
Discontinued operations[a]	133	43	—

	252	60	62

a	Relates to Bass Brewers.

19.     MANAGEMENT OF LIQUID RESOURCES AND FINANCING

	2000 £m	2001 £m	2002 £m
New borrowings[a]	11,088	5,510	8,260
Net commercial paper repaid	(184)	(21)	—
Other borrowings repaid[a]	(12,212)	(5,379)	(8,199)

	(1,308)	110	61
Six Continents Shares issued	11	9	3
Six Continents Shares repurchased	—	(103)	—
Preference shares redeemed	(18)	—	—

Financing	(1,315)	16	64
Movement in liquid resources[b]	(478)	473	232
Movements in net amounts due from the Retail Group	42	372	(6)

	(1,751)	861	290

a	Includes amounts rolled over under bank loan facilities.

b	Liquid resources primarily comprise short-term deposits of less than one year and short-term investments and currency swaps.

Back to Contents

20.     ASSETS

	Total 2001 £m	Net operating 2001 £m	Total 2002 £m	Net operating 2002 £ m
Hotel Group	4,640	3,949	4,553	3,990
Britvic Group	375	252	405	246
Other Activities	534	—	439	125

	5,549	4,201	5,397	4,361
Non-operating assets:
Current asset investments	—	364	—	216
Cash at bank and in hand	—	49	—	68
Corporate taxation	—	9	—	1
Balances with the Retail Group	825	825	831	831

Non-operating liabilities:
Borrowings	—	(1,429)	—	(1,475)
Proposed dividend	—	(207)	—	(213)
Corporate taxation	—	(467)	—	(396)
Deferred taxation	—	(328)	—	(316)
Minority equity interests	—	(133)		(149)

	6,374	2,884	6,228	2,928

United Kingdom	2,441	1,658	2,360	1,782
Rest of Europe, the Middle
East and Africa	1,047	894	1,112	997
United States of America	1,462	1,100	1,328	1,013
Rest of Americas	99	77	130	121
Asia Pacific	500	472	467	448

	5,549	4,201	5,397	4,361
Net non-operating assets/(liabilities)	825	(1,317)	831	(1,433)

	6,374	2,884	6,228	2,928

Back to Contents

21.     INTANGIBLE FIXED ASSETS

	2001 £m	2002 £m
Cost:
1 October	183	176
Exchange adjustments	(7)	(4)
Acquisitions	—	11

30 September	176	183

Amortisation:
1 October	5	13
Provided	9	9
Exchange adjustments	(1)	(1)

30 September	13	21

Net book value at 30 September	163	162

Goodwill is being amortised over its useful economic life, which is considered to be a 20 year period.

Back to Contents

22.     TANGIBLE FIXED ASSETS

	Hotel Group £m	Britvic Group £m	Other activities £m	Total £m
Cost or valuation:
At 1 October 2000	2,739	412	103	3,254
Exchange and other adjustments	7	1	(1)	7
Additions	593	34	5	632
Disposals	(33)	(39)	(77)	(149)
Acquisitions (note 35)	898	—	—	898

At 30 September 2001	4,204	408	30	4,642
Exchange and other adjustments	(87)	—	—	(87)
Additions	362	36	2	400
Disposals	(110)	(36)	(3)	(149)
Impairment	(36)	—	—	(36)

At 30 September 2002	4,333	408	29	4,770

Depreciation:
At 1 October 2000	189	170	27	386
Exchange and other adjustments	2	—	—	2
Provided	101	36	7	144
On disposals	(21)	(31)	(15)	(67)

At 30 September 2001	271	175	19	465
Exchange and other adjustments	(16)	—	—	(16)
Provided	132	42	1	175
On disposals	(16)	(29)	(1)	(46)
Impairment	77	—	—	77

At 30 September 2002	448	188	19	655

Net book value:
At 30 September 2002	3,885	220	10	4,115

At 30 September 2001	3,933	233	11	4,177

Tangible fixed assets have been written down in total by £113m following an impairment review of the hotel estate. The impairment has been measured by reference to the value in use of income- generating units, using discount rates ranging between 10.0% and 11.5% depending on the geographical location of the income-generating unit.

Properties

Properties, comprising land, buildings and certain fixtures, fittings and equipment, are included above at cost or valuation, less depreciation as required. The transitional rules of FRS 15 have been followed permitting the carrying values of properties as at 1 October 1999 to be retained.

The most recent valuation of properties was undertaken in 1999 and covered all properties then owned by the Group other than hotels acquired or constructed in that year and leasehold properties having an unexpired term of 50 years or less. This valuation was undertaken by external Chartered Surveyors and internationally recognised valuers (Jones Lang LaSalle Hotels in respect of hotels) in accordance with the Appraisal and Valuation Manual of the Royal Institution of Chartered Surveyors. The basis of valuation was predominantly existing use value and, in the case of hotels, had regard to trading potential.

Back to Contents

22.     TANGIBLE FIXED ASSETS (continued)

Historical Cost

The comparable amounts under the historical cost convention for properties would be:

	2001 £m	2002 £m
Cost	2,987	3,007
Depreciation	(32)	(117)

Net book value	2,955	2,890

	Land and buildings £m	Fixtures, fittings and equipment £m	Plant and machinery £m	Total £m
Cost or valuation:
At 1 October 2000	2,128	994	132	3,254
Exchange and other adjustments	8	—	(1)	7
Additions	369	253	10	632
Disposals	(47)	(90)	(12)	(149)
Acquisitions (note 35)	682	216	—	898

At 30 September 2001	3,140	1,373	129	4,642
Exchange and other adjustments	(59)	(28)	—	(87)
Additions	145	243	12	400
Disposals	(75)	(69)	(5)	(149)
Impairment	(36)	—	—	(36)

At 30 September 2002	3,115	1,519	136	4,770

Depreciation:
At 1 October 2000	17	294	75	386
Exchange and other adjustments	(6)	8	—	2
Provided	9	124	11	144
On disposals	—	(55)	(12)	(67)

At 30 September 2001	20	371	74	465
Exchange and other adjustments	(4)	(12)	—	(16)
Provided	15	148	12	175
On disposals	(1)	(41)	(4)	(46)
Impairment	77	—	—	77

At 30 September 2002	107	466	82	655

Net book value:
At 30 September 2002	3,008	1,053	54	4,115

At 30 September 2001	3,120	1,002	55	4,177

The split of the net book value of land and buildings is as follows:

	2001	2002
	£m	£m
Freehold	2,260	2,111
Leasehold: unexpired term of more than 50 years	793	835
unexpired term of 50 years or less	67	62

	3,120	3,008

Back to Contents

23.     FIXED ASSET INVESTMENTS

Investments and advances £m
Cost:
At 1 October 2000	371
Exchange and other adjustments	(2)
Additions	43
Disposals and repayments	(16)

At 30 September 2001	396
Exchange and other adjustments	(19)
Additions	14
Disposals and repayments	(21)

As at 30 September 2002	370

Provision for diminution in value:
At 1 October 2000	123
Provisions made	7

At 30 September 2001	130
Exchange and other adjustments	(7)
On disposals	(2)

At 30 September 2002	121

Net book value:
At 30 September 2002	249

At 30 September 2001	266

Investments and advances	Cost less amounts written off 2001 £m	Market value 2001 £m	Cost less amounts written off 2002 £m	Market value 2002 £m
Listed investments[a]	155	119	147	109
Unlisted investments	111	—	102	—

	266	119	249	109

a	Includes £31 million (2001: £32 million) in respect of 3.8 million (2001: 3.8 million) Six Continents Ordinary Shares held by employee share trusts.

All listed investments are listed on a recognised investment exchange.

Back to Contents

24.     EMPLOYEE SHARE SCHEMES

Six Continents encourages employee participation in the Six Continents Group’s success through share ownership. In the three years ended 30 September 2002, the following transactions occurred:

	2000	2001	2002
Six Continents Employee Profit Share Scheme
Allocation of Six Continents Shares	1,785,876	991,145	921,831
Month of allocation	Feb 00	Feb 01	Feb 02
No. of Six Continents Shares held by trustees at 30 September	4,210,139	3,781,645	3,543,710
No. of participants	21,613	17,445	15,369

	2000		2001		2002
Six Continents Employee Sharesave Schemes
Options over Six Continents Shares granted	1,790,960		1,060,992		1,882,509
Month of allocation	Aug 00		June 01		July 02
Price per Six Continents Share	598	p	626	p	600	p
No. of employees	4,067		2,726		4,111
Total no. of participants	8,612		5,318		6,483
Total options over Six Continents Shares held	7,377,061		4,072,452		4,795,366

	2000	2001	2002
Six Continents Executive Share Option Schemes*
Options over Six Continents Shares granted	8,082,600	4,647,700	5,308,000
No. of participants in current year’s grant	301	242	249
Total no. of participants	440	473	366
Total options over Six Continents Shares held	16,637,425	20,676,437	22,646,604
*	Options under the Six Continents Executive Share Option Scheme 1995 are exercisable only if a performance condition is met.

	2000	2001	2002
Six Continents Long-Term Incentive Plan
Six Continents Shares awarded after tax	81,859	70,552	—
Date of award	2 Oct 2000	1 Oct 2001	—

Following Separation, the Six Continents employee share schemes will be replaced. Details of the new InterContinental Group employee share plans are described in Part IX of the Listing Particulars.

25.     STOCKS

	2001 £m	2002 £m
Raw materials	9	8
Finished stocks	23	20
Consumable stores	14	14

	46	42

The replacement cost of stocks approximates to the value stated above.

Back to Contents

26.     DEBTORS

	2001 £m	2002 £m
Trade debtors	275	285
Other debtors[a]	74	113
Corporate taxation	9	1
Pension prepayment[b]	50	82
Other prepayments[a]	76	64

	484	545

a	Other debtors and other prepayments include amounts falling due after more than one year of £2 million (2001: £nil) and £1 million (2001: £nil), respectively.

b	Falling due after more than one year.

27.     CREDITORS: amounts falling due within one year

	2001 £m	2002 £m
Borrowings (note 31)	411	845
Trade creditors	147	132
Corporate taxation	467	396
Other taxation and social security	59	48
Accrued charges	257	225
Proposed dividend	207	213
Other creditors	211	195

	1,759	2,054

28.     CREDITORS: amounts falling due after more than one year

	2001 £m	2002 £m
Borrowings (note 31)	1,018	630
Other creditors and deferred income	161	133

	1,179	763

29.     DEFERRED TAXATION

£m
At 1 October 2000	328
Exchange and other adjustments	(45)
Profit and loss account	4
Acquisitions	41

At 30 September 2001	328
Exchange and other adjustments	(3)
Profit and loss account	(9)

As at 30 September 2002	316

Back to Contents

29.     DEFERRED TAXATION (continued)

The provision for deferred taxation is analysed as follows:

	2001	2002
	£m	£m
Fixed assets	265	253
Deferred gains on loan notes	142	125
Losses	(75)	(67)
Pension prepayment	15	25
Other	(19)	(20)

	328	316

The deferred tax asset of £67 million (2001: £75 million) recognised in respect of losses includes £30 million (2001: £30 million) of capital losses available to be utilised against the realisation of held over capital gains which are recognised as a deferred tax liability and £37 million (2001: £45 million) in respect of revenue tax losses. Tax losses with a value of £144 million (2001: £132 million), including capital losses with a value of £102 million (2001: £98 million), have not been recognised as their use is uncertain or not currently anticipated.

No provision has been made for deferred tax on the sale of properties at their revalued amounts. The total amount unprovided is estimated at £284 million (2001: £317 million).

No provision has been made for deferred tax on the sale of properties where gains have been, or are expected to be, deferred against expenditure on replacement assets for an indefinite period until the sale of the replacement assets. The total amount unprovided is estimated at £51 million (2001: £53 million). It is not anticipated that any such tax will be payable in the foreseeable future.

30.     PROVISIONS FOR LIABILITIES AND CHARGES

	Onerous Contracts [a]	Other [b]	Total
	£m	£m	£m
At 1 October 2000	25	76	101
Exchange and other adjustments	2	—	2
Profit and loss account	—	(1)	(1)
Expenditure	(5)	(6)	(11)

At 30 September 2001	22	69	91
Profit and loss account	—	(55)	(55)
Expenditure	(10)	(8)	(18)

At 30 September 2002	12	6	18

a	Primarily relates to onerous fixed lease contracts acquired with the InterContinental hotels business and having expiry dates to 2008.

b	Represents liabilities with varying expected utilisation dates. During the year, disposal provisions no longer required of £48 million were released to the profit and loss account as non-operating exceptional items (see note 10).

Back to Contents

31.     BORROWINGS

Year ended 30 September 2002:

	Within one year	After one year	Total
	£m	£m	£m
Bank loans and overdrafts
Secured:
Bank loans[a]	4	55	59
Unsecured:
Bank loans	579	46	625
Overdrafts	66	—	66

Total bank loans and overdrafts	649	101	750

Other borrowings
Secured:
2016 debenture stock 10.375%[b]	—	250	250
Other debenture stock and loans[c]	4	1	5
Unsecured:
2003 Guaranteed Notes 6.625% ($300m)	192	—	192
2007 Guaranteed Notes 5.75% (£250m)	—	250	250
Other loan stock	—	28	28

Total other borrowings	196	529	725

Total borrowings	845	630	1,475

Year ended 30 September 2001:

	Within one year	After one year	Total
	£m	£m	£m
Bank loans and overdrafts
Secured:
Bank loans[a]	76	60	136
Unsecured:
Bank loans	52	226	278
Overdrafts	37	—	37

Total bank loans and overdrafts	165	286	451

Other borrowings
Secured:
2016 debenture stock 10.375%[b]	—	250	250
Other debenture stock and loans[c]	7	—	7
Unsecured:
2002 Guaranteed Notes 8.125% ($350m)	239	—	239
2003 Guaranteed Notes 6.625% ($300m)	—	204	204
2007 Guaranteed Notes 5.75% (£250m)	—	250	250
Other loan stock	—	28	28

Total other borrowings	246	732	978

Total borrowings	411	1,018	1,429

a	Secured by way of a mortgage over individual hotel properties. The terms, rates of interest and currencies of these bank loans vary.

b	Secured by a first floating charge on the assets of the Retail Group and certain of its UK subsidiaries and by cross guarantees given by these subsidiaries (see note 40).

c	Secured on the individual assets purchased by using such borrowings. The terms, rates of interest and currencies of these borrowings vary.

Back to Contents

31.     BORROWINGS (continued)

Year ended 30 September 2002:
	Bank loans and overdrafts	Other borrowings	Total
	£m	£m	£m
Analysis by year of repayment:
Due within one year (note 27)	649	196	845

Due between one and two years	3	10	13
Due between two and five years	68	16	84
Due after five years	30	503	533

Due after more than one year (note 28)	101	529	630

Total borrowings	750	725	1,475

Amounts repayable by instalments, some of which fall due after five years	23	—	23

Year ended 30 September 2001:
	Bank loans and overdrafts	Other borrowings	Total
	£m	£m	£m
Analysis by year of repayment:
Due within one year (note 27)	165	246	411

Due between one and two years	217	203	420
Due between two and five years	20	27	47
Due after five years	49	502	551

Due after more than one year (note 28)	286	732	1,018

Total borrowings	451	978	1,429

Amounts repayable by instalments, some of which fall due after five years	39	—	39

	2001	2002
	£m	£m
Facilities committed by banks:
Utilised	414	684
Unutilised	1,470	944

	1,884	1,628

Unutilised facilities expire:
within one year	225	590
after one year but before two years	809	30
after two years	436	324

	1,470	944

As discussed in note 1, due to the Separation and associated financial restructuring, borrowings as disclosed above may not be representative of the borrowings of the Group following the Separation.

Back to Contents

32.     FINANCIAL INSTRUMENTS

Details of the Group’s policies on the use of financial instruments are given below and in the accounting policies note (note 2). The disclosures in this note provide additional information regarding the effect of these instruments on the financial assets and liabilities of the Group, other than short-term debtors and creditors where permitted by FRS13 and amounts due to and from the Retail Group.

Treasury policy is to manage financial risks that arise in relation to underlying business needs. The activities of the treasury function are carried out in accordance with Board approved policies and are subject to regular audit. The treasury function does not operate as a profit centre. Treasury activities include the use of spot and forward foreign exchange instruments, currency options, currency swaps, interest rate swaps and options and forward rate agreements.

Foreign exchange transaction exposure is managed by the forward purchase or sale of foreign currencies or the use of currency options. Most significant exposures of the Group are in currencies that are freely convertible.

Interest rate exposure is managed within parameters that stipulate that fixed rate borrowings should normally account for no less than 25%, and no more than 75%, of net borrowings for each major currency. This is achieved through the use of fixed rate debt, interest rate swaps and options (such as caps) and forward rate agreements.

Long-term borrowing requirements are met through sterling debentures and bonds denominated in sterling, US dollar or Euro. Short-term and medium-term borrowing requirements are met from drawing under committed bank facilities and a medium-term note facility. Note 31 sets out the committed and uncommitted bank facilities at the year end.

Credit risk on treasury transactions is minimised by operating a policy on the investment of surplus funds that generally restricts counter parties to those with an A credit rating or better, or those providing adequate security. Limits are also set with individual counter parties. Most of the Group’s surplus funds are held in the United Kingdom or the United States and there are no material funds where repatriation is restricted as a result of foreign exchange regulations.

The following disclosures provide additional information regarding the effect of these instruments on the financial assets and liabilities of the Group, other than short-term debtors and creditors.

Interest Rate Risk

In order to manage interest rate risk, the Group enters into interest rate swap, interest rate option and forward rate agreements. The interest rate profile of the Group’s material financial assets and liabilities, after taking account of the interest rate swap agreements and currency swap agreements, was:

Year ended 30 September 2002:

					Interest at fixed rate
				Principal			Weighted average
		Currency		At	At	Weighted	period for
	Net	swap		variable	fixed	average	which rate
	debt	agreements	Total	rate [a]	rate	rate	is fixed
	£m	£m	£m	£m	£m	%	(years)
Current asset investments and cash
at bank and in hand:
Sterling	180	2,153	2,333	2,333
US dollar	30	—	30	30
Other	74	—	74	74

Borrowings:
Sterling	(528)	—	(528)	(323)	(205)	10.2	13.5
US dollar	(463)	(1,490)	(1,953)	(1,195)	(758)	5.4	2.1
Euro	(183)	(628)	(811)	(598)	(213)	4.9	1.9
Hong Kong dollar	(215)	—	(215)	(158)	(57)	3.2	1.0
Other	(86)	(35)	(121)	(104)	(17)	4.7	2.0

	(1,191)	—	(1,191)	59	(1,250)	6.0	4.2

Back to Contents

32.     FINANCIAL INSTRUMENTS (continued)

Year ended 30 September 2001:

					Interest at fixed rate
				Principal			Weighted average
		Currency		At	At	Weighted	period for
	Net	swap		variable	fixed	average	which rate
	debt	agreements	Total	rate [a]	rate	rate	is fixed
	£m	£m	£m	£m	£m	%	(years)
Current asset investments and cash
at bank and in hand:
Sterling	334	2,111	2,445	2,445
US dollar	18	—	18	18
Other	61	—	61	61

Borrowings:
Sterling	(542)	—	(542)	(339)	(203)	11.1	15.0
US dollar	(449)	(1,552)	(2,001)	(1,196)	(805)	6.4	2.7
Euro	(168)	(525)	(693)	(420)	(273)	4.9	2.4
Hong Kong dollar	(212)	—	(212)	(212)	—	—	—
Other	(58)	(34)	(92)	(61)	(31)	7.1	1.1

	(1,016)	—	(1,016)	296	(1,312)	6.9	5.0

a	Primarily based on the relevant inter-bank rate.

At 30 September 2002, the Group had investments and advances, excluding shares held by employee share trusts, totalling £218 million (2001: £234 million) on which no interest is receivable and which do not have a maturity date. These interests are denominated primarily in US dollars.

The Group had other creditors and deferred income, denominated primarily in US dollars, due after one year of £133 million at 30 September 2002 (2001: £161 million) on which no interest is payable.

The Group had entered into the following interest rate option agreements:

At 30 September 2002:

	Principal	Cap Rate	Swap rate	Maturity
US dollar swaption – interest payable	US$250m	—	3.47%	2005
US dollar cap – interest payable	US$100m	4.00%	—	2005

At 30 September 2002:

	Principal	Cap Rate	Maturity
Australian dollar cap – interest payable	A$50m	6.92%	2002

Currency Risk

In order to manage currency risk, the Group enters into agreements for the forward purchase or sale of foreign currencies as well as currency options. Foreign currency flows in respect of imports and exports are also netted where practical. As virtually all foreign exchange gains and losses are charged to the Statement of Total Recognised Gains and Losses under the hedging provisions of SSAP 20, no disclosure of the remaining currency risks has been provided on the grounds of materiality.

At 30 September 2002, the Group had contracted to exchange within one year the equivalent of £35 million (2001: £23 million) of various currencies.

Back to Contents

32.     FINANCIAL INSTRUMENTS (continued)

Liquidity Risk

A liquidity analysis of the Group’s borrowings is provided in note 31, along with details of the Group’s material unutilised committed borrowing facilities. The liquidity analysis of the Group’s other financial liabilities is set out below:

	Other creditors and deferred income 2001 £m	Other creditors and deferred income 2002 £m
Due between one and two years	18	40
Due between two and five years	56	50
Due after five years	87	43

	161	133

Fair Values

The net book values and related fair values of the Group’s financial assets and liabilities are:

	Net book value 2001 £m	Fair value 2001 £m	Net book value 2002 £m	Fair value 2002 £m
Fixed asset investments[a]	234	206	218	189

Cash and overdrafts	12	12	2	2
Current asset investments	334	334	176	176
Currency swap agreements	30	30	40	44
Other borrowings	(1,392)	(1,491)	(1,409)	(1,531)

Net debt	(1,016)	(1,115)	(1,191)	(1,309)
Other financial liabilities	(161)	(161)	(133)	(133)
Interest rate swap agreements	—	(11)	—	(24)
Forward exchange contracts	—	—	—	(1)

	(943)	(1,081)	(1,106)	(1,278)

a	Excluding shares held by employee share trusts.

The fair values of listed fixed asset investments and borrowings are based on market prices at the year end. Other assets and liabilities have been fair valued by discounting expected future cash flows to present value.

Back to Contents

32.     FINANCIAL INSTRUMENTS (continued)

Hedges

The Group’s unrecognised gains and losses for the year on derivative financial instruments are:

	Gains £m	Losses £m	Total £m
Unrecognised at 1 October 2000	8	(8)	—
Recognised in the year	(3)	3	—
Arising in the year but not recognised	5	(16)	(11)

Unrecognised at 30 September 2001	10	(21)	(11)
Recognised in the year	(5)	16	11
Arising in the year but not recognised	19	(40)	(21)

Unrecognised at 30 September 2002	24	(45)	(21)

Expected to be recognised in the year ending 30 September 2003	9	(19)	(10)

Expected to be recognised thereafter	15	(26)	(11)

Back to Contents

33.     INVESTED CAPITAL

£m
At 1 October 1999	1,775
Ordinary Shares issued – option schemes	1
consideration for acquisitions	22
Premium on allotment of Six Continents Shares[a]	729
Non-cumulative preference shares redeemed	(18)
Profit for the financial year	1,194
Goodwill	(108)
Share of revaluation reserve in associated undertaking	18
Change in net investment in the Retail Group	(883)
Exchange adjustments on:
Assets	5
Borrowings	(132)
Goodwill	157

At 30 September 2000	2,760

Six Continents Shares repurchased	(103)
Premium on allotment of Six Continents Shares[a]	9
Profit for the financial year	20
Goodwill (see note 34)	(9)
Change in net investment in the Retail Group	200
Exchange adjustments on:
Assets	(10)
Borrowings	8
Goodwill eliminated	9

At 30 September 2001	2,884

Premium on allotment of Six Continents Shares[a]	3
Loss for the financial year	(12)
Goodwill (see note 34)	98
Reversal of previous revaluation gains due to impairment	(36)
Change in net investment in the Retail Group	27
Exchange adjustments on:
Assets	(66)
Borrowings	128
Goodwill eliminated	(98)

At 30 September 2002	2,928

a	Includes the transfer of £1 million (2001: £2 million), (2000: £6 million) from the profit and loss account reserve in respect of shares issued to the qualifying employee share ownership trust in respect of the Six Continents Employee Savings Share Scheme.

Included within invested capital is an amount of £274 million (2001: £312 million), (2000: £344 million) relating to the revaluation reserve.

Back to Contents

34.     GOODWILL ELIMINATEDa

	Cost of Goodwill Eliminated	Exchange Adjustments	Total
	£m	£m	£m
Eliminated to 1 October 1999	2,402	54	2,456
Disposals	(49)	—	(49)
Exchange adjustments	—	157	157

Eliminated to 30 September 2000	2,353	211	2,564
Exchange adjustments	—	9	9

Eliminated to 30 September 2001	2,353	220	2,573
Exchange adjustments	—	(98)	(98)

Eliminated to 30 September 2002	2,353	122	2,475

a	Represents goodwill purchased prior to 30 September 1998 and eliminated against Group invested capital.

35.     ACQUISITIONS

Year ended 30 September 2002:

The acquisitions in 2002 include £20 million for the acquisition of preference shares relating to Posthouse.

Year ended 30 September 2001:

	Net book value	Fair value adjustments	Fair value
	£m	£m	£m
Goodwill	381	(381)[a]	—
Tangible fixed assets (note 22)	1,058	(160)[b]	898
Current assets (excluding cash)	31	—	31
Cash	262	—	262
Creditors due within one year	(41)	(37)[c]	(78)
Borrowings	(38)	—	(38)
Deferred taxation	—	(41)[d]	(41)

Net assets	1,653	(619)	1,034
Consideration:
Preference shares			(20)
Cash			(1,014)

Goodwill			—

Preference shares were issued by a subsidiary undertaking.

The Posthouse hotel business was acquired on 4 April 2001. The consideration shown includes costs and working capital and net debt adjustments. The principal fair value adjustments are:

a	Write off of goodwill arising on a prior transaction.

b	Revaluation of hotels.

c	Reassessment of creditors including corporate tax and other acquired liabilities.

d	Reassessment of the deferred taxation effect of all timing differences including those relating to fair value adjustments.

For the period from 1 October to the date of acquisition and for its preceding financial year ended 30 September 2000, the Posthouse business generated operating profit of £40 million and £80 million respectively.

Back to Contents

35.     ACQUISITIONS (continued)

Year ended 30 September 2000:

	Net book value	Hotel Group Fair value adjustments	[a]	Fair value	Other fair value
	£m	£m		£m	£m
Tangible fixed assets	53	(1)		52	1
Fixed asset investments	21	(3)		18	—
Current assets (excluding cash)	77	(5)		72	3
Cash	—	—		—	1
Creditors due within one year	(86)	(14)		(100)	(4)
Deferred taxation	(2)	—		(2)	—

Net assets	63	(23)		40	1

Consideration:
Fixed asset investments	(7)	—	(7)
Cash[b]	(196)	(17)	(213)

Goodwill[c]	163	16	179

a	Comprises SPHC, acquired in January 2000, and the outstanding 90% of Bristol, acquired in April 2000. The main fair value adjustments reflect the recognition of known liabilities and a reassessment of corporate tax liabilities.

b	Including acquisition costs.

c	Goodwill arising in the year is being amortised over 20 years.

36.     FINANCIAL COMMITMENTS

The Group has annual commitments under operating leases at 30 September 2002 which expire as follows:

	Properties		Other
	2001	2002	2001	2002
	£m	£m	£m	£m
Within one year	2	3	3	2
Between one and five years	9	14	5	6
After five years	45	39	—	—

	56	56	8	8

37.     CONTRACTS FOR EXPENDITURE ON FIXED ASSETS

	2001	2002
	£m	£m

Contracts placed for expenditure on fixed assets not provided for in the financial statements	7	281

Back to Contents

38.     CONTINGENCIES

Contingent liabilities not provided for in the financial statements relate to:

	2001	2002
	£m	£m
Guarantees	96	16
Other	26	—

	122	16

In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such guarantees are not expected to result in financial loss to the Group.

The Group has given warranties and indemnities in respect of the disposal of certain of its former subsidiaries. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such warranties and indemnities are not expected to result in financial loss to the Group.

39.     RELATED PARTY TRANSACTIONS

Related party transactions have occurred as follows:

	2000	2001	2002
	£m	£m	£m
Sales to the Retail Group	269	2	—
Net interest received from the Retail Group	83	58	44
Pension scheme receipts	2	2	1

	354	62	45

	2000	2001	2002
	£m	£m	£m

Amounts due from the Retail Group at 30 September	1,197	825	831

40.     POST BALANCE SHEET EVENTS

On 1 October 2002, the Six Continents Board announced its intention to separate the Retail Business from the Hotels Business and Britvic Business, and to return up to £700 million of capital to its shareholders. These proposals detailed in Part IV are subject to shareholder and court approvals and are not expected to become effective before April 2003. It is intended that the Group will enter into the Transitional Services Agreement, the Separation Agreement, the SPA, and the Britvic Supply Agreement as described in Part IV of the Listing Particulars.

On 5 December 2002, the Group announced a tender offer for the repurchase of all outstanding medium-term loans. The offer will apply to the £10 million Notes due 2004, the €25 million Notes due 2006 and the £250 million Notes due 2007, and was due to close on or around 20 December 2002. Six Continents announced on 13 January, 2003 that this offer was accepted for all of the £10 million Notes due 2004, all the €25 million Notes due 2006 and 93% in principal amount of the £205 million Notes due 2007. Accordingly, all the 2004 and 2006 Notes and 93% of the 2007 Notes were repurchased on 28 January 2003 for an aggregate of £271 million.

On 5 December 2002, Six Continents announced its intention to repurchase the £250 million debenture stock due 2016. On 14 January 2003 the debenture stockholders voted in favour of an amendment to the terms of the debenture stock. On 11 February 2003, under the terms of this amendment, Six Continents announced its intention to exercise its call option and redeem all of the debenture stock on 27 February 2003 at the determined redemption price which is currently estimated to be £372 million.

Back to Contents

41.     PRINCIPAL OPERATING UNDERTAKINGS

Six Continents is the beneficial owner of all (unless specified) of the invested capital, either itself or through subsidiary undertakings, of the following companies which will be the principal operating companies of the Group, following the Separation.

Hotels Group

Asia Pacific Holdings Limiteda

SC Luxembourg Investments SARL (incorporated and operates in Luxembourg)

Six Continents Hotels International Limiteda

Six Continents Holdings Limiteda

Six Continents Overseas Holdings Limiteda

Six Continents International Holdings BV (incorporated and operates in the Netherlands)

Six Continents Investments Limiteda & b

Sixco North America Inc. (incorporated and operates in the United States)

BHR Holdings BV (incorporated and operates in the Netherlands)

BHR Luxembourg SARL (incorporated and operates in Luxembourg)

Six Continents Hotels Limited

Six Continents Hotels Operating Corporation (incorporated and operates principally in the United States)

Six Continents Hotels (UK) Limited

Holiday Inn Limiteda

Britvic Group

Britannia Soft Drinks Limited (50% Six Continents Investments Limited, 25% Whitbread PLC, 25% Allied Domecq PLC)c

Britvic Soft Drinks Limited (90% Britannia Soft Drinks Limited, 10% PepsiCo Holdings Limited)

Robinsons Soft Drinks Limited (100% Britannia Soft Drinks Limited)

Other activities

White Shield Insurance Company Limited (incorporated and operates in Gibraltar)a

a	Shares held directly by Six Continents.
b	Six Continents owns all the 5% and 7% Cumulative Preference shares of Six Continents Investments Limited.
c	The Group holds a majority of voting rights (50% plus one ordinary share) in, and exercises dominant influence over, Britannia Soft Drinks Limited, which is, accordingly, treated as a subsidiary undertaking.
d	Unless stated otherwise, companies are incorporated in Great Britain, registered in England and Wales and operate principally within the United Kingdom.

Back to Contents

42.     DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Combined Financial Information set out above is prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP) which differ from those generally accepted in the United States (US GAAP). The significant differences, as they apply to the Group, are summarised below.

This note provides a reconciliation between profit for the financial year under UK GAAP and net income under US GAAP and between invested capital under UK GAAP and invested capital under US GAAP.

Basis of preparation

As described in note 1, the Group’s Combined Financial Statements exclude the results of operations, cash flows and assets of the Retail Group for all periods presented. This basis of preparation accords with the “carve out” basis of accounting that would be required for the purposes of US GAAP. Similarly, the merger accounting basis of accounting used with respect to the transfer of entities to the Company from M and B accords with the reorganisation of entities under common control that would be required under US GAAP.

Pension costs

The Group provides for the cost of retirement benefits based upon consistent percentages of employees’ pensionable pay as recommended by independent qualified actuaries. Under US GAAP, the projected benefit obligation (pension liability) in respect of the Six Continents’ two principal pension plans would be matched against the fair value of the plans’ assets and would be adjusted to reflect any unrecognised obligations or assets in determining the pension cost or credit for the year.

At 30 September 2002, the accumulated benefit obligations exceeded the fair value of the plans’ assets. In these circumstances, US GAAP requires the recognition of the difference as a balance sheet liability and the elimination of any amounts previously recognised as a prepaid pension cost. An equal amount, not exceeding the amount of the unrecognised past service cost, is recognised as an intangible asset with the balance reported in other comprehensive income.

Intangible fixed assets

Goodwill and separately identifiable intangible fixed assets arising on the acquisition of subsidiaries and associates are capitalised and amortised over their estimated useful lives. Goodwill arising on acquisitions prior to 30 September 1998 was eliminated against invested capital. Under US GAAP, all intangible fixed assets would be capitalised and amortised to the income statement over their estimated useful lives, not exceeding 40 years. Goodwill arising on acquisitions after 30 June 2001 is not amortised but is subject to an annual impairment test.

In addition, under US GAAP, contingent consideration is not recognised until the related contingencies are resolved.

Tangible fixed assets

Prior to 1 October 1999, the Group’s properties were valued from time to time by professionally qualified external valuers. Book values were adjusted to accord with the valuations. Under US GAAP, revaluations would not have been permitted.

Depreciation is based on the book value of assets, including revaluation where appropriate. Prior to 1 October 1999, freehold hotels were not depreciated under UK GAAP, as any charge would have been immaterial given that such properties were maintained, as a matter of policy, by a programme of repair and maintenance such that their residual values were at least equal to their book values. Following the introduction of FRS 15, which was implemented by Six Continents with effect from 1 October 1999, all properties are depreciated under UK GAAP. There is now no difference between UK GAAP and US GAAP with regard to depreciation policies.

Under UK GAAP, the impairment of tangible fixed assets is measured by reference to discounted cash flows. Under US GAAP, if the carrying value of assets is supported by undiscounted cash flows, there would be no impairment.

Staff costs

The Group charges against net income the cost of shares acquired to settle awards under certain incentive schemes. The charge is based on an apportionment of the cost of shares over the period of the scheme. Under US

Back to Contents

GAAP, these awards would be accounted for as variable plans and the charge would be based on the intrinsic value of the shares using the share price at the balance sheet date.

A charge would also be made under US GAAP in respect of options granted under the Six Continents Employee Savings Share Scheme based on the intrinsic value at the date of grant, and the charge would be recognised over the period of the savings contracts. Since 24 January 2002, an employer’s offer to enter into new contracts, at a lower exercise price than the price under existing contracts, causes variable plan accounting to apply in respect of certain options. This could result in an additional charge for those options that qualify for variable plan accounting.

In addition, under US GAAP, a charge would also be made in respect of option grants under the Six Continents Executive Share Option Schemes. Variable plan accounting would apply and the charge would be recognised over the period of the schemes.

Exceptional items

Certain exceptional items are shown on the face of the profit and loss account statement after operating profit. These items are mainly gains and losses on the sale of businesses and fixed assets, and costs of fundamental reorganisations. Under US GAAP these items would be classified as operating profit or expenses.

Provisions

Included in provisions for liabilities and charges are amounts which relate to the restructuring of certain of the Group’s operations. Under US GAAP, certain of these amounts would be charged to net income as incurred.

Deferred taxation

The Group provides for deferred taxation in respect of timing differences, subject to certain exceptions, between the recognition of gains and losses in the Combined Financial Information and for tax purposes. Timing differences recognised include accelerated capital allowances, unrelieved tax losses and short-term timing differences. Under US GAAP, deferred taxation would be computed, on a stand alone basis, on all differences between the tax bases and book values of assets and liabilities which will result in taxable or tax deductible amounts arising in future years.

Fixed asset investments

Included in investments and advances are amounts in respect of Six Continents Shares held by employee share trusts. Under US GAAP, these amounts would be treated as Treasury Stock and deducted from shareholders’ equity.

Fixed asset investments are stated at cost less any provision for diminution in value. Under US GAAP, these investments are recorded at market value and unrealised gains and losses are reported in other comprehensive income.

Derivative instruments and hedging

Under US GAAP, all derivative instruments (including those embedded in other contracts) are recognised on the balance sheet at their fair values. Changes in fair value are recognised in net income unless specific hedge criteria are met. If a derivative qualifies for hedge accounting as defined under US GAAP, changes in fair value are recognised periodically in net income or in shareholders’ equity as a component of other comprehensive income depending on whether the derivative qualifies as a fair value or cash flow hedge. Substantially all derivatives held by the Group during the year did not qualify for hedge accounting under US GAAP.

Proposed dividends

Final ordinary dividends are provided for in the year in respect of which they are proposed by the Board for approval by the shareholders. Under US GAAP, dividends would not be provided for until the year in which they are declared.

Discontinued Operations

Under US GAAP, discontinued operations (which must have been previously reported as business segments) would be recognised at the time management commits itself to a formal plan. Under UK GAAP, recognition does not occur unless the discontinuance has been completed before the earlier of three months after the balance sheet date or the date on which the financial statements are approved.

Back to Contents

NET INCOME

The following statements provide reconciliations between profit for the financial year under UK GAAP and net income under US GAAP and between invested capital under UK GAAP and US GAAP.

	2000	2001	2002
	£m	£m	£m
Profit for the financial year in accordance with UK GAAP	1,486	313	293
Adjustments:
Pension costs	78	(22)	(21)
Amortisation of intangible fixed assets	(104)	(103)	(100)
Disposal of tangible and intangible fixed assets	40	42	—
Impairment of tangible fixed assets	—	—	77
Provisions	(3)	—	—
Staff costs	(1)	(1)	—
Change in fair value of derivatives[a]	—	(5)	79
Deferred taxation: on above adjustments	(4)	26	(4)
methodology	(26)	(40)	(52)

	(20)	(103)	(21)
Minority share of the above adjustments	3	2	3

Net income in accordance with US GAAP	1,469	212	275

Comprising:
Continuing operations	180	187	104
Discontinued operations[c] – results for the period	80	25	171
– surplus on disposal	1,209	—	—

	1,469	212	275

	2000	2001	2002
	p	p	p
Basic net income per ordinary share and American Depositary Share[b]
Continuing operations	24.5	25.5	14.2
Discontinued operations[c]	175.5	3.4	23.3

	200.0	28.9	37.5

Diluted net income per ordinary share and American Depositary Share[d]
Continuing operations	24.5	25.5	14.2
Discontinued operations[b]	175.5	3.4	23.3

	200.0	28.9	37.5

a	Comprises net gains in the fair value of derivatives that do not qualify for hedge accounting of £75 million (2001: £12 million loss) and net gains reclassified from other comprehensive income of £4 million (2001: £7 million).
b	Calculated by dividing net income in accordance with US GAAP of £275 million (2001: £212 million), (2000: £1,469 million) by 734 million, being the estimated number of shares outstanding at Separation. Each American Depositary share represents one Ordinary Share.
c	Discontinued operations in 2000 comprised Bass Brewers, which was disposed of in August 2000.
d	Calculated by adjusting basic net income in accordance with US GAAP to reflect the notional exercise of the number of dilutive ordinary share options estimated to be outstanding at Separation. The resulting number of Ordinary Shares is 734 million.

Back to Contents

INVESTED CAPITAL

	2000	2001	2002
	£m	£m	£m
Invested capital in accordance with UK GAAP	2,760	2,884	2,928

Adjustments:
Intangible fixed assets:
Cost: goodwill	2,086	2,151	2,074
other	1,289	1,285	1,194
Accumulated amortisation	(791)	(890)	(940)

	2,584	2,546	2,328
Pension intangible fixed asset	—	—	24

	2,584	2,546	2,352
Tangible fixed assets:
Cost	(199)	(160)	(119)
Accumulated depreciation	(90)	(88)	(9)

	(289)	(248)	(128)
Fixed asset investments:
Investments and advances	5	(61)	(60)
Current assets:
Pension prepayment	112	89	(82)
Derivatives	—	13	24
Creditors: amounts falling due within one year:
Proposed dividends	204	207	213
Staff costs	—	(1)	—
Derivatives	—	(4)	(3)
Creditors: amounts falling due after one year:
Borrowings	—	6	4
Derivatives	—	(20)	(41)
Other	—	—	7
Provisions for liabilities and charges:
Accrued pension cost	—	—	(235)
Deferred taxation: on above adjustments	(352)	(330)	(206)
methodology	(115)	(204)	(256)

	2,149	1,993	1,589
Minority share of the above adjustments	(64)	(61)	(58)

Invested capital in accordance with US GAAP	4,845	4,816	4,459

Yours faithfully

Ernst & Young LLP

Back to Contents

PART VII

ACCOUNTANTS REPORT ON THE COMPANY

Ernst & Young LLP Becket House 1 Lambeth Palace Road London SE1 7EU

The Directors,
InterContinental Hotels Group PLC
20 North Audley Street
London W1K 6WN

Salomon Brothers International Limited
(Trading as: Schroder Salomon Smith Barney)
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

17 February 2003

Dear Sirs

1.     INTRODUCTION

We report on the financial information set out below. This financial information has been prepared for inclusion in the Listing Particulars dated 17 February 2003 of InterContinental Hotels Group PLC (the Company) (the Listing Particulars).

The Company was incorporated as Hackplimco (No. 112) plc on 2 October 2002 and changed its name to InterContinental Hotels Group PLC on 17 January 2003. The Company has not yet commenced trading and has not paid or declared a dividend.

Basis of preparation

The financial information set out in paragraphs 2 to 3 is based on the audited non-statutory financial statements of the Company for the period ended 2 October 2002 to which no adjustments were considered necessary.

Responsibility

The financial information is the responsibility of the directors of the Company who approved their issue.

The directors of the Company are responsible for the Listing Particulars dated 17 February 2003 in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audit of the non-statutory financial statements underlying the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the entity’s circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Back to Contents

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the financial information gives, for the purposes of the Listing Particulars dated 17 February 2003, a true and fair view of the state of affairs of the Company as at 2 October 2002.

2.     BALANCE SHEET

		At 2 October 2002
	Note	£

Current assets
Cash in hand		2

		2

Capital and reserves
Called-up share capital	(ii)	2

Equity shareholders’ funds		2

3.     NOTES TO THE FINANCIAL INFORMATION

(i)     Accounting policies

Basis of preparation

The financial information has been prepared under the historical cost convention and the accounts are prepared in accordance with applicable United Kingdom accounting standards.

(ii)     Share capital

At 2 October 2002
Authorised	£

50,000 ordinary shares of £1 each	50,000

50,000

Allotted, called up and fully paid	£

2 ordinary shares of £1 each	2

2

The Company was incorporated as Hackplimco (No. 112) plc on 2 October 2002. On 17 January 2003 Hackplimco (No. 112) plc changed its name to InterContinental Hotels Group PLC. On incorporation, the Company had an authorised share capital of £50,000, divided into 50,000 Ordinary Shares of £1 each. Since incorporation, there have been the following changes to the authorised and issued share capital, all of which were effected on 6 February 2003:

•	The authorised share capital was increased to £10,000,050,000 by the creation of 9,999,950,000 additional Ordinary Shares of £1 each and one Redeemable Preference Share of £50,000; and

•	The Redeemable Preference Share so created was allotted and treated as paid up in full. Further details of the rights and restrictions attaching to the Redeemable Preference Share are contained in paragraph 3.3 of Part IX.

Back to Contents

The Company intends to redeem the Redeemable Preference Share shortly after completion of the Separation.

(iii)     Separation to create the M and B Group and the InterContinental Group

On 1 October 2002, the directors of Six Continents PLC announced their intention to split the Six Continents Group into two separate groups, the InterContinental Group and the M and B Group, as described in the Circular to Shareholders of Six Continents PLC dated 17 February 2003. The new holding companies, the Company and Mitchells & Butlers PLC (“M and B”) will be listed on the London Stock Exchange. The Company has not entered into any transactions since incorporation.

The proposed Separation includes the following events:

•	The establishment of two new holding companies, the Company and M and B;

•	The introduction of M and B as the new holding company for the Six Continents Group – shareholders of Six Continents will be allotted one M and B Share and receive 81 pence per share for each Six Continents share held;

•	An internal reorganisation will take place to put the companies that will comprise the M and B Group as subsidiaries of M and B;

•	The allocation of Six Continents’ net debt at the Separation between the InterContinental Group and the M and B Group;

•	There will be a consolidation of the shares in M and B; and

•	The companies that will comprise the InterContinental Group will be transferred to the Company in consideration for the Company issuing shares to M and B shareholders.

Yours faithfully

Ernst & Young LLP

Back to Contents

PART VIII

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Ernst & Young LLP Becket House 1 Lambeth Palace Road London SE1 7EU

The Directors,
InterContinental Hotels Group PLC (“the Company”)
20 North Audley Street
London
W1K 6WN

Salomon Brothers International Limited
(Trading as: Schroder Salomon Smith Barney)
Citigroup Centre
33 Canada Square
Canary Wharf
London
E14 5LB

17 February 2003

Dear Sirs

We report on the unaudited pro forma combined profit and loss account for the year ended 30 September 2002, the unaudited pro forma combined net asset statement at 30 September 2002 and the unaudited pro forma information under US GAAP, together the “pro forma financial information” set out in this Part VIII of the Listing Particulars dated 17 February 2003, which has been prepared, for illustrative purposes only, to provide information about how the proposed Separation (and related refinancing) might have affected the financial information presented.

Responsibility

It is the responsibility solely of the Directors of the Company to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and the Bulletin 1998/8 “Reporting on pro forma financial information pursuant to the Listing Rules” issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors of the company.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Back to Contents

Opinion

In our opinion:

(a)	the pro forma financial information has been properly compiled on the basis stated;

(b)	such basis is consistent with the accounting policies of the Company; and, in respect of note 3 Reconciliation to US GAAP, with the accounting policies of the company used in preparing the reconciliation to US GAAP; and

(c)	the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

Ernst & Young LLP

Back to Contents

INTERCONTINENTAL GROUP

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information has been prepared to show the effect of the Separation (and related refinancing) on the combined net assets of the Group as if it had occurred on 30 September 2002 and to show the effect on the profit and loss account of the Group as if the Separation had occurred on 1 October 2001.

The unaudited pro forma combined financial information should be read in conjunction with “Part III: Operating and Financial Review” and the Accountants Reports on the Group and the Company, as set out in Part VI of this document.

The unaudited pro forma combined financial information has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of:

•	The financial position or results of the Group had the Separation (and related financing) in fact occurred; or

•	The results of operations of the Group for any future period or its financial condition at any future date.

In addition, the Group operated as a division of Six Continents prior to the Separation (and related refinancing) and, consequently, its operating results may have been different than if it had operated as a stand-alone group.

Back to Contents

UNAUDITED PRO FORMA COMBINED PROFIT AND LOSS ACCOUNT

The combined profit and loss account of the Group for the year ended 30 September 2002 is extracted without material adjustment from the Accountants Report for the Group, set out in Part VI of this document, as adjusted to give effect to the proposed Separation (and related refinancing) as if it had occurred on 1 October 2001.

	For the year ended 30 September 2002
	Accountants’	Pro forma	Pro forma
	Report	adjustments [1]	Group
	£m	£m	£m

Turnover	2,134	—	2,134
Costs and overheads less other income (includes operating Exceptional item of £77m in 2002)	(1,882)	(7)	(1,889)

Operating profit before exceptional items	252	(7)	245
Exceptional items	55	(185)	(130)

Profit on ordinary activities before interest and taxation	307	(192)	115
Net interest payable	(17)	(20)	(37)

Profit on ordinary activities before taxation	290	(212)	78
Taxation on ordinary activities	28	53	81

Profit on ordinary activities after taxation	318	(159)	159
Minority equity interests	(25)	—	(25)

Profit for the financial year[1]	293	(159)	134

Pro forma profit per share
Basic per share (pence)[2]	39.9	(21.7)	18.2
Adjusted per share (pence)[2]	27.5	(2.6)	24.9
Diluted per share (pence)[3]
Shares used in computing basic and adjusted profit per share (million)	734	734	734

Shares used in computing diluted earnings per share (million)	734	734	734

1	A summary of the adjustments to the pro forma profit for the financial year that would be required had United States generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in note 3 of Notes to Unaudited Pro Forma Combined Financial Information.

2	The pro forma basic and adjusted earnings per share is calculated by dividing the pro forma profit for the financial year by 734 million Ordinary Shares, being the estimated number of Ordinary Shares which will be in issue following the Separation.

3	Diluted earnings per Ordinary Share are calculated by adjusting basic earnings per Ordinary Share to reflect the notional exercise of the number of dilutive Ordinary Share options estimated to be outstanding at the date of Separation. The resulting average number of Ordinary Shares is 734 million.

The Notes to the Unaudited Pro Forma Combined Financial Information are an integral part of this Pro Forma Information.

Back to Contents

UNAUDITED PRO FORMA COMBINED NET ASSETS

The combined net assets of the Group as at 30 September 2002 are extracted without material adjustment from the Accountants Report for the Group set out in Part VI of this document, as adjusted to give effect to the proposed Separation (and related refinancing) as if it had occurred on 30 September 2002.

	As at 30 September 2002
	Accountants Report	Pro forma adjustments (note 2) [1]	Pro forma Group
	£m	£m	£m

Fixed assets
Intangible fixed assets	162	—	162
Tangible fixed assets	4,115	—	4,115
Investments	249	—	249

Total fixed assets	4,526	—	4,526

Current assets
Stocks	42	—	42
Debtors	545	12	557
Amounts due from M and B Group companies	831	(831)	—
Investments	216	—	216
Cash at bank and in hand	68	(52)	16

Total current assets	1,702	(871)	831

Creditors: amounts falling due within one year
Loans and other borrowings	(845)	845	—
Other creditors	(1,209)	—	(1,209)

Total creditors: amounts falling due within one year	(2,054)	845	(1,209)

Net current liabilities	(352)	(26)	(326)

Total assets less current assets	4,174	(26)	4,148

Creditors: amounts falling due after more than one year
Loans and other borrowings	(630)	(337)	(967)
Other creditors	(133)	—	(133)

Total creditors: amounts falling due after more than one year	(763)	(337)	(1,100)

Provision for liabilities and other charges	(334)	—	(334)
Minority equity interests	(149)	—	(149)

Net assets	2,928	(363)	2,565

1	A summary of the adjustments to the pro forma net assets for the financial year that would be required had United States generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in note 3 of Notes to Unaudited Pro Forma Combined Financial Information.

Back to Contents

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

1.     BASIS OF PREPARATION

The unaudited combined pro forma combined financial information has been prepared in accordance with UK GAAP as applied by the Group (see Group accounting policies as described in the Accountants Report in Part VI of this document).

During the year ended 30 September 2002, the Group was not constituted as a discrete legal group of companies under a single holding company. The new Group holding company, InterContinental Hotels Group PLC, to which the Group is to be transferred was incorporated on 2 October 2002.

The pro forma adjustments reflected in the accompanying unaudited pro forma combined information described below are directly attributable to the proposed Separation (and related refinancing) and are based on preliminary estimates available information and assumptions that are reasonable and factually supportable.

The unaudited pro forma combined financial information has not been adjusted to include any cost savings, which may or are expected to occur as a result of the proposed Separation.

The InterContinental Group

Financial information in respect of the Group as at and for the year ended 30 September 2002 has been extracted without material adjustment from the Accountants’ Report on the Group as at and for the year ended 30 September 2002, which is set out in Part VI of this document.

No account has been taken of the trading or other transactions of the Group or of the M and B Group since 30 September 2002.

2.     PRO FORMA ADJUSTMENTS

2(a)     Profit and loss adjustments

	£m
Operating costs
Amortisation of facility costs over the respective period of each tranche drawn	(7)

Non-operating exceptional items
Transaction costs	(50)
Early redemption costs associated with repayment of borrowings	(135	)(iv)

	(185)
Net interest payable and similar charges
Reversal of interest received from M and B Group Companies	(44)
Reversal of interest cost on historical structure prior to Separation	61	(i)
Interest on amounts to be drawn under the new facility computed using LIBOR +0.8%	(37	)(ii)

Total adjustment to net interest expense	(20)

Taxation
Tax effect of adjustments	53	(iii)

Net effect on profit for the financial year	(159)

(i)	Historical interest expense of £61 million on net debt of the Group prior to separation.
(ii)	The interest expense on additional debt is calculated by assuming that the debt of £1,129 million which the Company will assume on Separation is adjusted to reflect actual Group net debt movements in the year ended 2002 and interest calculated quarterly on the basis of the interest rate applicable to the new loan facility.
(iii)	The tax effect has been calculated by applying the corporate tax rate of 30% on the net interest adjustment and estimated tax deductions for transaction and other separation costs. No account has been taken of group relief in the above calculations.
(iv)	This represents the estimated premium payable on repayment of the 2016 debenture of £122 million and Euro Medium Term Notes (EMTN) of £13 million.
(v)	Other than the costs associated with the transaction, all adjustments are expected to have a continuing effect.

Back to Contents

2(b)     Net asset adjustments

	£m
Amounts due from M and B Group Companies
Effect of subsidiaries transferred from Six Continents PLC to M and B Group	50
Facility fees and Separation costs to be borne by M and B Group	46
Capitalisation of new share capital in M and B Group companies	(228	)(i)
Repayment of balances	(699)

Total adjustment to Amounts due from M and B Group companies	(831)

Cash at bank and in hand
Facility fees and Separation costs	(108	)(ii)
Repayment of debenture	(372	)(iv)
Repayment of EMTN	(271	)(iv)
Receipt of amounts due from M and B Group	699

Total adjustment to cash at bank and in hand	(52	)(iii)

Creditors: amounts falling due within one year
Refinancing of existing short-term debt	845	(iv)

Creditors: amounts falling due after one year – long-term loans & other borrowings
Refinancing of existing short-term debt with new 3/5 year facilities	(845)
Repayment of Debenture and EMTN	508	(iii)

Total adjustment to long-term loans & other borrowings	(337	)(iv)

(i)	This reflects the difference between the total inter-company debt as at 30 September 2002 with M and B Group companies of £831 million less amounts that will be repaid at Separation based on a debt allocation which is currently estimated to be £1,384 million on a pro forma basis excluding the operating cashflows of the M and B business subsequent to 30 September 2002, but including the proposed return of capital of £700 million which is to be funded from new borrowings.
(ii)	Facility fees in respect of the Company have been prepaid and will be amortised over the length of the facility. Amounts in respect of M and B Group facilities of £15 million have been allocated to the M and B Group on Separation through the debt allocation mechanism. Similarly, Separation costs that are to be borne by the M and B Group estimated at £31 million have been taken into account through the debt allocation.
(iii)	The pro forma adjustment to cash and bank in hand of £52 million is calculated as the difference between amounts received from M and B Group companies on settlement of existing inter-company debt following the capitalisation set out above and amounts to be repaid by the Group following acceptance of the tender offer for the EMTN notes and repayment of the 2016 debenture; (see (iv) below). In addition it is estimated that the Company will make a payment of £13 million in respect of the new $1,500 million facilities, and incur costs in connection with the Separation of £50 million.
(iv)	It has been assumed for the purpose of the pro forma financial information that the debenture will be repaid by the Group at a market value currently estimated to be £372 million. The face value of the debenture is £250 million. The face value of the EMTN notes is £258 million which were repaid on 27 January for £271 million.
(v)	The pro forma adjustment to long-term loans and other borrowings of £337 million is calculated as the difference between £845 million, being the short-term debt replaced by new long-term borrowings, and £508 million of existing long-term debt that will be repaid consequent to the separation, being £258 million of EMTN notes and the proposed repayment of the 2016 debenture £250 million.

(c)     Material costs associated with the Separation

The total expenses relating to the Separation and admission of the Company and M and B (including professional fees, printing and advertising costs) are expected to be approximately £51 million, to be shared broadly equally between the Company and M and B. In addition there are expected to be a further £30 million for the costs consequent on the Separation.

The premiums on the repayment of the 2016 debenture and the EMTN are together £135 million.

The majority of these additional costs will be charged in the accounts of the Group and are included in the unaudited pro forma combined financial information of the Group.

(d)     Other items not adjusted for

The following items have not been adjusted for as they are not directly attributable to the Separation:

•	Any change in Pension Plan costs or the Group’s prepayment following the split of the Pension Plan’s assets and liabilities on 1 April 2003.

•	The anticipated cost savings of the Group.

Back to Contents

3.     RECONCILIATION TO US GAAP

UK GAAP differ in certain material respects from US GAAP. A summary and a description of the significant differences as they affect the Group is set forth in note 42 to the combined financial information in the Accountants Report included in Part VI of this document. US GAAP unaudited pro forma reconciling net income and invested capital have been determined as if the proposed Separation had occurred on 1 October 2001 and 30 September 2002 respectively. The significant adjustments required to convert pro forma profit for the financial year in accordance with UK GAAP to net income in accordance with US GAAP and pro forma invested capital in accordance with UK GAAP and pro forma invested capital in accordance with US GAAP is as follows:

	Year ended 30 September 2002
	Accountants Report	Pro forma adjustments	Pro forma Group
	£m	£m	£m

Profit for the financial year under UK GAAP	293	(159)	134
US GAAP adjustments
Pension costs	(21)	—	(21)
Amortisation of intangible fixed assets	(100)	—	(1)
Impairment of tangible fixed assets	77	—	77
Change in fair value of derivatives	79	—	79
Deferred taxation – on above adjustments	(4)	—	(4)
– methodology	(52)	—	(52)

	(21)	—	(21)
Minority share of adjustments	3	—	3

Net income as adjusted to accord with US GAAP	275	(159)	116

Earnings per ordinary share and American Depositary Share
Basic pence	37.5	(21.7)	15.8
Diluted pence	37.5	(21.7)	15.8

	As at 30 September 2002
	Accountants Report	Pro forma adjustments	Pro forma Group
	£m	£m	£m
Invested capital under UK GAAP	2,928	(363)	2,565
US GAAP adjustments:
Intangible assets	2,328	—	2,328
Pension intangible fixed assets	24	—	24
Tangible fixed assets	128	—	128
Fixed asset investments:Investments and advances	(60)	—	(60)
Current assets:
Pension prepayment	(82)	—	(82)
Derivatives	24	—	24
Creditors: amounts falling due within one year:
Proposed dividends	213	—	213
Derivatives	(3)	—	(3)
Creditors: amounts falling due after one year:
Borrowings	4	—	4
Derivatives	(41)	—	(41)
Other	7	—	7
Provisions for liabilities and charges:
Accrued pension cost	(235)	—	(235)
Deferred taxation – on above adjustments	(206)	—	(206)
– Methodology	(256)	—	(256)

	1,589	—	1,589
Minority share of the above adjustments	(58)	—	(58)

Invested capital in accordance with US GAAP	4,459	(363)	4,096

Back to Contents

PART IX

ADDITIONAL INFORMATION

1.     Incorporation and Registered Office

The Company was incorporated and registered in England and Wales with registered number 4551528 on 2 October 2002 as a public limited company under the Companies Act with the name Hackplimco (No. 112) plc. On 17 January 2003 Hackplimco (No. 112) plc changed its name to InterContinental Hotels Group PLC. Its registered office is 20 North Audley Street, London W1K 6WN.

2.     Share and Loan Capital

2.1	On incorporation, the Company had an authorised share capital of £50,000, divided into 50,000 Ordinary Shares of £1 each. Since incorporation, there have been the following changes to the authorised and issued share capital, all of which were effected on 6 February 2003:

2.1.1	the authorised share capital was increased to £10,000,050,000 by the creation of 9,999,950,000 additional Ordinary Shares of £1 each and one Redeemable Preference Share of £50,000, in addition to the existing authorised share capital of £50,000; and

2.1.2	the Redeemable Preference Share so created was allotted and treated as paid up in full. Further details of the rights and restrictions attaching to the Redeemable Preference Share are contained in paragraph 3.3 of this Part IX below.

The Company intends to redeem the Redeemable Preference Share as soon as is reasonably practicable following the Separation.

2.2	Prior to the Separation various resolutions will be passed and the Articles will be adopted so that:

2.2.1	the Directors will be authorised, in accordance with section 80 of the Companies Act, to allot relevant securities (as defined in that section) up to the Section 80 Amount;

2.3.2	the Directors will further be authorised, pursuant to section 95 of the Companies Act, so as (i) to enable them to issue the Ordinary Shares to be issued on Separation and (ii) to enable them to allot equity securities (as defined in section 94 of the Companies Act) for cash as if section 89(1) of the Companies Act did not apply to the allotment but such power will be limited to (iii) the allotment of equity securities pursuant to a rights issue or (iv) the allotment (otherwise than pursuant to (iii)) of equity securities up to an aggregate nominal amount not exceeding an amount equal to five per cent. of the Ordinary Shares expected to be in issue at Admission; and

2.3.3	subject to certain conditions, the Directors will further be authorised, pursuant to section 166 of the Companies Act, to make market purchases (as defined in section 163 of the Companies Act) of Ordinary Shares provided that the maximum number of Ordinary Shares which may be purchased will not exceed 14.99 per cent. of the Ordinary Shares in issue as at Admission.

3.     Memorandum and Articles of Association

The following summarises certain material rights of holders of Ordinary Shares under the Company’s memorandum of association and the Articles (which will be adopted prior to the Separation) and English law.

Ordinary Shares may be held in certificated or uncertificated form. No holder of Ordinary Shares will be required to make additional contributions of capital in respect of such shares in the future.

In the following description, a “Shareholder” is the person registered in the Company’s register of members as the holder of the relevant Ordinary Share.

Back to Contents

3.1     Principal Objects

The principal objects set out in the Company’s memorandum of association include to acquire certain predecessor companies and carry on business as an investment holding company, to carry on the business of dealing in commodities, acquiring and operating hotels and restaurants, and manufacturing and distributing soft drinks as well as carrying on any other business which the Company may judge capable of enhancing the value of the Company’s property or rights. The memorandum grants to the Company a range of corporate capabilities to effect these objects.

3.2     Directors

3.2.1	Voting restrictions of directors

Under the Company’s Articles, a director may not vote in respect of any proposal in which he, or any person connected with him, has any material interest other than by virtue of his interests in securities of, or otherwise in or through, the Company. This is subject to certain exceptions relating to proposals (a) indemnifying him in respect of obligations incurred on behalf of the Company, (b) indemnifying a third party in respect of obligations of the Company for which the director has assumed responsibility under an indemnity or guarantee, (c) relating to an offer of securities of or by the Company in which he will be interested as an underwriter, (d) concerning another body corporate in which the director is beneficially interested in less than one per cent. of the issued shares of any class of shares of such a body corporate, (e) relating to an employee benefit in which the director will share equally with other employees and (f) relating to liability insurance that the Company is empowered to purchase for the benefit of directors of the Company in respect of actions undertaken as directors (or officers) of the Company.

In the absence of an independent quorum, the directors are not competent to vote compensation to themselves or any members of their body.

3.2.2	Borrowing powers of directors

The directors are empowered to exercise all the powers of the Company to borrow money, subject to the limitation that the aggregate amount of all moneys borrowed by the Company and its subsidiaries shall not exceed an amount equal to three times the share capital and consolidated reserves of the Company, unless sanctioned by a previous ordinary resolution of the Company.

3.2.3	Age limit of directors

Any director attaining 70 years of age shall retire at the next Annual General Meeting. Such a director may be reappointed but shall retire (and be eligible for reappointment) at the next Annual General Meeting.

3.2.4	Holding of shares

Directors are not required to hold any shares in the Company by way of qualification.

3.3     Rights Attaching to Shares

Under English law, dividends are payable on Ordinary Shares only out of profits available for distribution, as determined in accordance with accounting principles generally accepted in the United Kingdom and by the Companies Act. Holders of Ordinary Shares are entitled to receive such dividends as may be declared by the Shareholders in general meeting, rateably according to the amounts paid up on such shares, provided that the dividend cannot exceed the amount recommended by the directors.

The board of directors may pay Shareholders such fixed dividends on any class of shares carrying a fixed dividend to be payable on fixed dates or interim dividends as appears to them to be justified by the Company’s profits. If recommended by the directors and directed by an ordinary resolution of the Shareholders, the Board must also direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid up shares or debentures of any other company).

Any dividend unclaimed after six years from the date the dividend was declared will be forfeited and will revert to the Company.

The Redeemable Preference Share does not carry any right to receive dividends nor to participate in the profits of the Company. Upon a return of assets in a winding up, the Redeemable Preference Share entitles

Back to Contents

its holder to repayment in full of the amount paid up on such share prior to the distribution of assets available for distribution among members to any Shareholders. The holder of the Redeemable Preference Share is not entitled to receive notice or attend and vote at any general meeting of the Company unless a resolution is proposed to wind up the Company or to vary, modify, alter or abrogate the rights of such share.

3.4     Voting Rights

Voting at any general meeting of shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded. On a show of hands, every member who is entitled to vote who is present in person or by proxy at a general meeting has one vote regardless of the number of shares held. On a poll, every member who is entitled to vote who is present in person or by proxy has one vote for every £1 in nominal amount of the shares of which he is the holder.

A proxy form will be treated as giving the proxy the authority to demand a poll, or to join others in demanding one but shall not confer any further right to speak at the meeting, except with the permission of the chairman of the meeting.

The necessary quorum for a general meeting is three persons carrying a right to vote upon the business to be transacted, whether present in person or by proxy.

3.5     Variation of Rights

If, at any time, the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied or abrogated, subject to the provisions of the Companies Act, with the consent in writing of holders of three-fourths in nominal value of the issued shares of that class or upon the adoption of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. At every such separate meeting, all of the provisions of the Articles relating to proceedings at a general meeting apply, except that the quorum is to be the number of persons (which must be two or more) who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class.

3.6     Alteration of Share Capital

The Company may by ordinary resolution:

3.6.1	increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe;

3.6.2	consolidate and divide all or any of its share capital into shares of larger nominal value than its existing shares;

3.6.3	cancel any shares which, at the date of the passing of the resolution, have not been subscribed, or agreed to be subscribed, by any person and diminish the amount of its share capital by the amount of the shares so cancelled; and

3.6.4	sub-divide its shares, or any of them, into shares of smaller nominal value than is fixed by the memorandum of association and the resolution by which any share is sub-divided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may have such preferred or other special rights over, or may have such deferred rights, or be subject to any such restrictions as compared with the others as the Company has power to attach to shares upon allotment.

Subject to the provisions of the Companies Act, the CREST Regulations and each act and statutory instrument for the time being in force concerning companies and affecting the Company (the Statutes) and of the Articles, the Company may purchase any of its own shares (including any redeemable shares).

The Company may by special resolution reduce its share capital and any capital redemption reserve and any share premium account in any manner authorised by the Statutes.

Back to Contents

3.7     Issue of Shares

Pursuant to and in accordance with Section 80 of the Companies Act, the directors are generally and unconditionally authorised to exercise (in accordance with the Articles) for each Allotment Period all the Company’s powers to allot (with or without conferring a right of renunciation), and to make offers or agreement to allot, relevant securities up to the Section 80 Amount.

3.8     Rights on a Winding-up

Except as the Shareholders have agreed or may otherwise agree, upon the Company’s winding up, the balance of assets available for distribution:

3.8.1	after the payment of all creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors; and

3.8.2	subject to any special rights attaching to any class of shares;

is to be distributed among the holders of Ordinary Shares according to the amounts paid-up on the shares held by them. This distribution is generally to be made in cash. A liquidator may, however, upon the adoption of an extraordinary resolution of the Shareholders, divide among the Shareholders the whole or any part of the Company’s assets in kind.

3.9     Limitations on Voting and Shareholding

There are no limitations imposed by English law or the Company’s memorandum of association or Articles on the right of non-residents or foreign persons to hold or vote Ordinary Shares or Company ADRs, other than the limitations that would generally apply to all of the Shareholders.

3.10     Transfer of Shares

Shares in the Company may either be in certificated or uncertificated form. Certificated shares may be transferred in writing in any usual or common form or in any other form acceptable to the directors and may be under hand only. Transfers of uncertificated shares may be effected by means of a relevant system. The registration of transfers may be suspended at such times and for such periods as the directors may from time to time determine and either generally or in respect of any class of shares except that, in respect of any shares which are participating securities, the Register of Members shall not be closed without the consent of CRESTCo. The Register of Members shall not be closed for more than 30 days in any year.

The directors may decline to recognise any instrument of transfer relating to shares in certificated form unless the instrument of transfer is in respect of only one class of share and is lodged at the Transfer Office accompanied by the relevant share certificate(s) and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer, provided that, where any such shares are admitted to the Official List, such discretion may not be exercised in such a manner as to prevent dealings in the shares of that class from taking place on an open and proper basis. In the case of a transfer of shares in certificated form by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange the lodgement of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question.

The directors may determine that any class of shares may be held in uncertificated form and that title to such shares may be transferred by means of a relevant system or that shares of any class should cease to be held and transferred as aforesaid.

3.11     Overriding Provisions

The following provisions shall apply if and for so long as the Company holds any class of security of Six Continents Hotels Inc.

3.11.1	The Directors may at any time serve a notice upon any member requiring him to furnish information and supporting evidence, for the purpose of determining

(i)	whether such member is a party to an agreement or arrangement where any of the shares held by him are to be voted in accordance with some other person’s instructions; or

(ii)	whether such member and/or any other person who has an interest in any shares held by such member is a Disqualified Person. The Directors may serve on such member a further notice if such information is not furnished within a reasonable period or is unsatisfactory. Such member will not be entitled to receive notice of, or to attend or

Back to Contents

vote at, any general meeting of the Company or meeting of the holders of any class of shares except those shares held by a member which have been established not to be shares in which a Disqualified Person has an interest.

3.11.2	If any person is determined to be a Disqualified Person, the directors can serve a written notice (a Disposal Notice) on those having an interest in the Relevant Shares, calling for a Required Disposal to be made within 21 days or other period as the directors consider reasonable. If a Disposal Notice is not complied with to the satisfaction of the directors, the directors can sell the shares comprised in such Disposal Notice in accordance with the Articles.

3.11.3	If any person is determined by the directors to be a Disqualified Person the directors can serve written notice on that person of such fact specifying that the said person is not entitled to receive notice of, or to attend or vote at, any general meeting of the Company or meeting of the holders of any class of shares.

3.11.4	No person will be capable of being appointed or continuing as director if his directorship of the Company may result in the loss, or the failure to secure the reinstatement, of any licence or franchise from any US governmental agency held by Six Continents Hotels Inc.

4.     Directors

4.1     The Directors of the Company upon Admission will be as follows:

Directors
Sir Ian Prosser	(Chairman)
Richard North	(Chief Executive)
Richard Solomons	(Finance Director)
Richard Hartman	(Executive Director)
Stevan Porter	(Executive Director)
Ralph Kugler	(Non-Executive Director)
Robert C. Larson	(Non-Executive Director)
David Prosser	(Non-Executive Director)
Sir Howard Stringer	(Non-Executive Director)
David Webster	(Non-Executive Director)

There is no family relationship between Sir Ian Prosser and David Prosser.

Details of the Company’s senior management are set out under “Senior Management” in Part II, “The InterContinental Group Business Description”. The business address of each of the Directors is 20 North Audley Street, London W1K 6WN.

4.2     Directors’ Interests

Upon Admission, the Directors and their immediate families are expected to have the beneficial interests in Ordinary Shares shown in the tables below based on their interests as at 10 February 2003 (the latest practicable date prior to publication of this document) in (and including options and awards over) Six Continents Shares, such interests being those: (a) which are required to be notified by each Director pursuant to Section 324 or 328 of the Companies Act; or (b) which are required, pursuant to Section 325 of the Companies Act, to be shown by the Register of Directors’ interests maintained under Section 325 of the Companies Act, or which are interests of a connected person of a Director which would, if the connected person were a Director, be required to be disclosed under (a) or (b) above, and the existence of which is known to or could, with reasonable diligence, be ascertained by that Director:

Back to Contents

Beneficial interests

Directors of the Company	Ordinary Shares Number	[1,2]
Sir Ian Prosser	230,029
Richard North	132,211
Richard Solomons	17,103
Stevan Porter	19,348
Robert C. Larson	9,805	[3]
David Webster	793
1	The numbers of Ordinary Shares in the above table include Six Continents Shares allocated under the Six Continents Employee Profit Share Scheme.
2	The numbers of Ordinary Shares in the above table do not include Ordinary Shares which will be held by the trustee of the Six Continents Employee Share Ownership Plan in which each Executive Director is technically interested.
3	Held in the form of Company ADRs.

The Six Continents Executive Share Option Schemes and the Six Continents Employee Sharesave Schemes

	Dates of Grant		Number of Six Continents		Option Price		[2]	Expiry Dates
Directors of the Company	From	to	Shares	[1]	From	to		From	to
Sir Ian Prosser	09.06.94	28.06.01	722,075		520p	1,014.5p		10.10.03	01.03.11
Richard North	06.06.95	01.03.01	416,400		591p	1,014.5p		06.06.05	01.03.11
Richard Solomons	04.09.96	04.10.02	211,858		527.5p	1,014.5p		10.10.03	04.10.12
Richard Hartman	10.02.00	28.05.02	213,100		597p	742.5p		10.02.10	28.05.12
Stevan Porter	19.06.02	19.06.02	104,200		700p	700p		19.06.12	19.06.12
1	Upon Admission the number of Ordinary Shares under the options shown in the above table can be calculated by dividing the number of Six Continents Shares shown by 59 and multiplying by 50.
2	The option prices shown in the above table are prices per Six Continents Share.

The Six Continents Special Deferred Incentive Plan and the Six Continents Long Term Incentive Plan

	Year of conditional awards		Maximum number of Six Continents		Year of Release
Directors of the Company	From	to	Shares	[1]	From	to
Sir Ian Prosser[2]	1999	2001	707,286		2003	2004
Richard North[2]	1999	2001	454,158		2003	2004
Richard Solomons	2000	2001	103,311		2003	2004
Stevan Porter	2001	2001	69,680		2003	2004
1	Upon Admission the number of Ordinary Shares under the awards shown in the above table can be calculated by dividing the number of Six Continents Shares shown by 59 and multiplying by 50.
2	In addition to the conditional awards shown in the above table, awards were made to Sir Ian Prosser and Richard North on 1 October 2001 under the Six Continents Long Term Incentive Plan over 4,803 Six Continents Shares and 2,559 Six Continents Shares respectively. The release date of the awards is 1 October 2003.

Save as set out in the tables above, no Director nor any person connected with a Director as aforesaid has as at 10 February 2003 (the latest practicable date prior to publication of this document) or, is expected to have upon Admission, any interest in the share capital of the Company.

No Director has or has had any interest, direct or indirect, in any transaction which is or was unusual in its nature or its conditions or significant to the business of the Group during the current or immediately preceding financial year, or during any earlier financial year and which remains in any respect outstanding or unperformed.

4.3     Loans

There are no outstanding loans granted by any member of the Group to any of the Directors nor has any guarantee been provided by any member of the Group for the benefit of any Director.

Back to Contents

4.4     Directors’ other Directorships

The details of those companies and partnerships outside the Group of which the Directors are currently a director, or have been directors or partners at any time during the five years prior to the date of this document are as follows:

Name of Director	Current directorships and partnerships	Previous directorship and partnerships
Sir Ian Prosser*	BP p.l.c. GlaxoSmithKline plc Presidents Committee of the CBI World Travel & Tourism Council Six Continents	Lloyds TSB Group Plc Berkhamstead Schools Enterprises Limited SmithKline Beecham PLC The Boots Company PLC British Beer and Pubs Association

Richard North*	Felcor Lodging Trust Incorporated LogicaCMG PLC Six Continents	Asda Group PLC Bristol Inc. Leeds United PLC

Richard Solomons	—	—

Richard Hartman	—	—

Stevan Porter	—	—

Ralph Kugler	—	—

Robert C. Larson*	Lazard Frères & Co. LLC Lazard Frères Real Estate Investors, LLC United Dominion Realty Trust, Inc. Brandywine Realty Trust ARV Assisted Living, Inc. Urban Land Institute Six Continents	Taubman Centers, Inc. Taubman Realty Group

David Prosser	Legal & General Group Plc Financial Services National Training Organisation The Royal Automobile Club Pension Trustees Limited	Legal & General America, Inc. Graham Insurance Company Limited Gothic Barns Management Company Limited
Sir Howard Stringer*	Sony Corporation Sony Corporation of America Six Continents	Applied Graphics Technologies Inc.

David Webster	Safeway plc Scottish Business Achievement Award Trust	Reed Elsevier plc
*	Directors of Six Continents as at the date of this document, but to resign from Six Continents on completion of the Retail Transfer.

4.5     Other Matters

The Directors have (i) no unspent convictions relating to indictable offences; (ii) have had no bankruptcies or individual voluntary arrangements; (iii) have not been directors with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors’ voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with creditors generally or any class of creditors of such company; (iv) have not been partners of any partnership at the time of or within 12 months preceding any compulsory liquidation, administration or voluntary arrangements of such partnership; (v) have not been partners of any partnership at the time of or within 12 months preceding a receivership of any assets of such partnership; (vi) have not had any of their assets subject to any receivership; and (vii) have not received any public criticisms by statutory or regulatory authorities (including reco gnised professional bodies) and have not been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of a company.

Back to Contents

5.     Substantial Interests

Based on (i) their interests in Six Continents Shares, as at 10 February 2003 (the latest practicable date prior to publication of this document) of which the Directors are aware, (ii) the minimum issued share capital upon completion of the Separation (as referred to in paragraph 2 above) and (iii) assuming the Separation becomes effective, the following person would have the following interests in three per cent. or more of the issued ordinary share capital of the Company immediately after Admission:

Name	Number of Ordinary Shares	Percentage of Issued Share Capital
Legal & General PLC	22,183,739	3.02%

6.     Directors’ Service Agreements and Remuneration

6.1     Compensation

In the financial year 2002, the aggregate compensation (including pension contributions, bonus and awards under the long-term incentive plans) of the Directors was £4,855,000, as compensation in their previous positions with Six Continents. The aggregate amount set aside or accrued by the Group in the financial year 2002 to provide pension retirement or similar benefits for those individuals was £845,000. An amount of £1,361,000 was charged in the financial year 2002 in respect of bonuses payable to them under performance-related cash bonus schemes and long-term incentive plans.

6.2     Service Agreements

Sir Ian Prosser and Richard North both currently serve as directors of Six Continents and have service agreements with Six Continents.

On 10 February 2003, Sir Ian Prosser, Richard North and Richard Solomons were appointed as Directors of the Company. With effect from Admission, Richard Hartman and Stevan Porter will be appointed to the board to serve with Sir Ian Prosser, Richard North and Richard Solomons as Executive Directors of the Company. Service agreements for each of the Executive Directors (other than Sir Ian Prosser) shall take effect from Admission and are summarised below.

Also, with effect from Admission, Ralph Kugler, Robert C. Larson, David Prosser, Sir Howard Stringer and David Webster will be appointed as Non-Executive Directors of the Company.

Following the Separation, Sir Ian Prosser’s current service agreement will continue until he reaches his normal retirement age of 60 years on 5 July 2003 and Sir Ian Prosser will be Executive Chairman of the Company until that date. After 5 July 2003, Sir Ian Prosser will be on new contractual terms with the Company becoming Non-Executive Chairman for a fixed period expiring on 31 December 2003 at a fee at the rate of £400,000 per annum and with the use of a company car. In addition, he is eligible to participate in an annual bonus scheme with a target of 50 per cent. and a maximum bonus of 100 per cent. of salary, subject to meeting performance criteria for both business and individual performance pro-rated to 5 July 2003). He will also receive the continued benefit of private health care which the Group agreed in 1996 should apply for his lifetime. Thomas R. Oliver’s current service agreement will expire on 31 March 2003 when he retires as a director of Six Continents. After that date, Thomas R. Oliver will be retained as a part time consultant to the Group for a period of two years expiring on 31 March 2005.

     6.2.1 New contracts, taking effect from Admission

The main terms on which each of the Executive Directors will be employed by the InterContinental Group with effect from Admission are set out below:

The new contracts for Richard North, Richard Solomons and Richard Hartman, with Six Continents as the employer, will provide for one year’s notice from Six Continents and six months’ notice from the director to terminate the agreement. The base salaries of the executives will be amended to the following figures:

Director	Date of Contract	Salary
Richard North	10/02/2003	£600,000
Richard Solomons	10/02/2003	£350,000
Richard Hartman	12/02/2003	$600,000
Stevan Porter	12/02/2003	$610,050

Back to Contents

Richard North, Richard Solomons, Richard Hartman and Stevan Porter shall be eligible to participate in an annual bonus scheme (the InterContinental Hotels Group Short Term Deferred Incentive Plan) which shall be subject to meeting performance criteria for both business and individual performance. Further details are set out in Part IX, in paragraph 7.7 of this document. Details of the executives’ participation in share schemes are set out in Part IX, paragraph 7 of this document. Other benefits for Richard North, Richard Solomons and Richard Hartman will include the use of a company car, membership of the Executive Pension Plan, private health care, subscriptions to professional bodies and five weeks’ holiday per annum. Richard Hartman will also receive assistance with accommodation with a value of approximately £11,500 per month, an education allowance of up to £40,000 per child per annum, relocation and repatriation assistance and annual home leave. The new contracts will not include any change of control provisions and any change of control provision in their current contracts will be waived in respect of Separation.

Stevan Porter’s new service agreement shall take effect from Admission but will be governed by the laws of the State of Georgia. The employer will be Six Continents Hotels, Inc. In addition to his basic salary specified above, Stevan Porter will be entitled to a health stipend of $6,000 per annum; fringe benefits in accordance with his employer’s practices and policies for an employee of his level of seniority; death benefit in an amount of $1,000,000, five week’s holiday per annum, health plan coverage for him and his dependants, and relocation assistance.

The service agreement is terminable on six months’ notice from Stevan Porter and by his employer on 12 months’ notice, if the termination is without cause or immediately if the termination is for cause or on six months’ notice if the termination is due to disability preventing him from performing his role.

     6.2.2 Non-Executive letters of appointment

With effect from Admission, Ralph Kugler, Robert C. Larson, David Prosser, Sir Howard Stringer, and David Webster shall serve the Company as Non-Executive Directors on the terms of appointment letters entered into with the Company.

In addition to the annual fee of £32,000, a further fee of £5,000 will be payable to those Non-Executive Directors who are members of the Remuneration Committee and £5,000 to those Non-Executive Directors who are members of the Audit Committee (and a further £7,500 for the chairman of each committee). Each Non-Executive Director shall stand for re-election at the next Annual General Meeting and shall thereafter retire and stand for re-election by rotation. The appointment of Non-Executive Directors terminates automatically at age 70.

7.     Proposed Employee Share Plans

7.1     The Company’s Employee Share Plans

The Company’s remuneration policy is designed to:

7.1.1	attract the best industry talent in an environment where standards are based on US market practice;

7.1.2	provide appropriate retention strength against competitive attempts to recruit executives to leave;

7.1.3	require Directors to build and maintain a significant level of Ordinary Share ownership in the Company and thus further align interest with those of Shareholders; and

7.1.4	recognise that the Company is a UK listed company owned predominantly by UK-based investors. Therefore, incentive arrangements should comply, as far as is practicable, with the basic tenet of UK investor guidelines, that share incentives should be linked to performance criteria.

A minimum level of Ordinary Share ownership will be set for the Directors. This will be three times salary for the chief executive and two times salary for other Executive Directors. It is expected that this requirement will be satisfied by the Directors within five years from Admission although this timeframe may be reviewed. Until the minimum level of Ordinary Share ownership is satisfied, the Directors should not sell any Ordinary Shares including Ordinary Shares arising from the Employee Share Plans (other than to finance the cost of exercising options and any tax liabilities arising from the Employee Share Plans or in exceptional circumstances, for example financial hardship). Ordinary Shares comprised in the InterContinental Hotels Group Performance Restricted Share Plan awards will count towards the

Back to Contents

minimum level once the awards vest. Ordinary Shares comprised in the InterContinental Hotels Group Short Term Deferred Incentive Plan awards including matching Ordinary Shares will count towards the minimum level from the date of the awards. Free Ordinary Shares awarded under the InterContinental Hotels Group Share Incentive Plan and the Britvic Share Incentive Plan will count towards the minimum level.

Following extensive consultation with certain major shareholders of Six Continents, the Company has or will have the following employee share plans (together the Employee Share Plans):

•	the InterContinental Hotels Group Sharesave Plan (Sharesave);

•	the InterContinental Hotels Group Share Incentive Plan (Hotel Group SIP);

•	the InterContinental Hotels Group US Employee Stock Purchase Plan (ESPP);

•	the InterContinental Hotels Group Executive Share Option Plan (Option Plan);

•	the InterContinental Hotels Group Performance Restricted Share Plan (PRSP);

•	the InterContinental Hotels Group Short Term Deferred Incentive Plan (STDIP);

•	the Britvic Share Incentive Plan (Britvic SIP); and

•	the InterContinental Hotels Group Employee Benefit Trust.

The principal terms of the Employee Share Plans are set out below. Ordinary Shares may also be issued in respect of options granted in exchange for options under the Six Continents Executive Share Option Scheme 1995 and the Six Continents Executive Share Option Scheme 1985, options granted under the Six Continents PLC Employee Savings Share Scheme 1992 and the Six Continents Sharesave Scheme 2002 and awards under the Six Continents Special Deferred Incentive Plan.

Key decisions regarding the InterContinental Hotels Group Executive Share Option Plan, the InterContinental Hotels Group Performance Restricted Share Plan and the InterContinental Hotels Group Short Term Deferred Incentive Plan will be made by the Company’s remuneration committee. The Company’s remuneration committee will consider annually the performance target relating to these plans to ensure they remain appropriate and stretching. All decisions relating to Executive Directors will be made by the Company’s remuneration committee.

7.2     Sharesave

     7.2.1 Outline

Sharesave will allow savings-related share options to acquire Ordinary Shares to be granted to eligible employees. Sharesave will be approved by the UK Inland Revenue. The Company may also establish one or more international sharesave plans which will allow options to be granted to employees world-wide on broadly similar terms to those described below.

     7.2.2 Eligibility

All Executive Directors and employees of the Company and any participating Group subsidiaries are eligible to participate in Sharesave if they have been employed in the Group for a qualifying period (which will not normally exceed one year). Other employees may be invited to participate on a discretionary basis. When Sharesave is operated, all eligible employees must be invited to participate.

     7.2.3 Invitations for grant of options

Invitations will generally only be made within 42 days of the day immediately following the day on which the Company makes an announcement of its results for any period. Options will not be pensionable.

     7.2.4 Option price

The option price must not be less than 80 per cent. of the average market value of an Ordinary Share over the three business days before the date of invitation or the market value of an Ordinary Share on the Business Day before the date of invitation.

Back to Contents

7.2.5	Savings contract

 Participants are granted options over Ordinary Shares and must enter into a savings contract to save between £5 and £250 per month by deduction from salary. The number of Ordinary Shares over which the option is granted is determined by the amount saved (plus any interest or savings bonus).

7.2.6	Plan limit
In any ten year period, not more than 10 per cent. of the issued ordinary share capital of the Company may be allocated under Sharesave and all other employee share plans operated by the Company. This limit does not include rights to Ordinary Shares issued in respect of options granted in exchange for options under the Six Continents Executive Share Option Scheme 1985 and the Six Continents Executive Share Option Scheme 1995 before Admission, rights to Ordinary Shares which have lapsed or been surrendered, or partnership shares allocated to participants under the Hotel Group SIP and the Britvic SIP. “Allocated” means for the purposes of the plan limits the grant of an option or other right to acquire unissued Ordinary Shares or, if there is no grant, the issue and allotment of Ordinary Shares.

7.2.7	Exercise of options
Options can normally only be exercised for six months starting three, five or seven years after the start of the savings contract. Options may, however, be exercised early if a participant dies or his employment ends by reason of ill-health, injury, disability, redundancy, retirement or as a result of the sale of the business or company by which he is employed or in the event of a change in control of the Company. If a participant’s employment ends for other reasons, options will normally lapse.

7.2.8	Voting, dividends and other rights
Until options are exercised, optionholders will have no voting rights or dividend rights in respect of Ordinary Shares under option.

In the event of a variation of the Company’s share capital, the option and the option price may be varied subject to the prior approval of the Inland Revenue.

Ordinary Shares allotted under Sharesave will rank pari passu with the existing Ordinary Shares with the exception of rights attaching by reference to a record date before the allotment date.
7.2.9	Amendments
The rules of Sharesave may be amended by the Directors. However, the basic structure of Sharesave and, in particular, the limits on the number of Ordinary Shares which may be issued under it, cannot be altered to the advantage of participants without prior shareholder approval. All amendments are subject to the prior approval of the UK Inland Revenue while Sharesave retains its approved status.

7.2.10	First operation of Sharesave
Invitations to apply for options under Sharesave will be issued to all eligible employees around May 2003.

7.3     Hotel Group SIP

7.3.1	Outline
The Hotel Group SIP will allow eligible employees to participate in awards of Ordinary Shares under a UK Inland Revenue approved share incentive plan. Awards of Ordinary Shares under the Hotel Group SIP are not pensionable. The Company may also establish one or more international share incentive plans which will allow awards of Ordinary Shares to be made to employees world-wide on broadly similar terms to those described below.

7.3.2	Eligibility
All employees and Executive Directors of the Company and any participating subsidiaries may participate in the Hotel Group SIP. The Directors may set a qualifying period of service for eligibility for awards of free shares and partnership shares (which must not be more than 18

Back to Contents

months to the award date (or six months in the case of partnership shares operated with an accumulation period)). When the Hotel Group SIP is operated, all eligible employees must be invited to participate.

7.3.3	Plan limit
In any ten year period, not more than 10 per cent. of the issued ordinary share capital of the Company may be allocated under the Hotel Group SIP and all other employee share plans operated by the Company. This limit does not include rights to Ordinary Shares issued in respect of options granted in exchange for options under the Six Continents Executive Share Option Scheme 1985 and the Six Continents Executive Share Option Scheme 1995 before Admission, rights to Ordinary Shares which have lapsed or been surrendered or partnership shares allotted to participants under the Hotel Group SIP and the Britvic SIP. “Allocated” means for the purposes of the plan limits the grant of an option or other right to acquire unissued Ordinary Shares or, if there is no grant, the issue and allotment of Ordinary Shares.

7.3.4	Free Shares
The Hotel Group SIP may provide for awards of free Ordinary Shares to employees with a market value of up to £3,000 each year (free shares). The size of the award (if any) of free shares each year will be determined by reference to an eligible employee’s remuneration.

Free shares must be offered to all eligible employees on the same terms, but the number or value of the free shares awarded can vary by reference to the eligible employee’s remuneration, length of service or hours worked.

Free shares will generally only be offered within 42 days of the day immediately following the day on which the Company makes an announcement of its results for any period.

Participants may not generally withdraw free shares from the Hotel Group SIP for three years, and will suffer income tax and possibly national insurance charges if they withdraw them within five years of the award date. The Hotel Group SIP may require free shares to be forfeited if a participant’s employment ends within a period of up to three years of the award date other than through death, retirement on or after 50, redundancy, injury or disability, or the sale of his employing company or business.

7.3.5	Partnership Shares
The Hotel Group SIP may provide for eligible employees to be offered the opportunity to purchase Ordinary Shares using amounts deducted from their pre-tax salary (partnership shares), subject to a limit of the lower of £125 per month (£1,500 per year) or 10 per cent. of salary. Participants may stop, re-start or vary their deductions.

The deductions may be used to acquire partnership shares on a monthly basis, or at the end of an accumulation period of up to 12 months. Where an accumulation period is used, the acquisition price is the lower of the market value of an Ordinary Share at the beginning and end of the accumulation period. No interest is payable on the deductions.

Partnership shares can be withdrawn from the Hotel Group SIP at any time, although there are tax advantages if they are retained in the Hotel Group SIP for five years.

7.3.6	Matching Shares
The Hotel Group SIP may provide that where employees acquire partnership shares, they may be awarded additional free Ordinary Shares (matching shares) on a matching basis, up to a maximum of two matching shares for one partnership share. Employees may not generally withdraw the matching shares from the Hotel Group SIP for a period of between three and five years from the award date, and will suffer income tax and possibly national insurance charges if they withdraw them within five years. The Hotel Group SIP may require matching shares to be forfeited if a participant’s employment ends within a period of up to three years of the award date other than through death, retirement on or after 50, redundancy, injury or disability, or the sale of his employing company or business. The Hotel Group SIP may also require matching shares to be

Back to Contents

forfeited if the corresponding partnership shares are withdrawn within a period of up to three years of the award date.

7.3.7	Dividends
The Hotel Group SIP may provide for dividends to be reinvested in further Ordinary Shares up to certain limits, free of income tax.

7.3.8	Trust
The Hotel Group SIP must operate through a trust, which will acquire Ordinary Shares by purchase or by subscription and will hold the Ordinary Shares on behalf of the participants.

7.3.9	Voting and other rights
The participant has all rights attaching to the Ordinary Shares held under the Hotel Group SIP, including voting rights and dividend rights.

7.3.10	Amendments
The rules of the Hotel Group SIP may be amended by the Directors. However, the basic structure of the Hotel Group SIP and, in particular, the limits on the number of Ordinary Shares which may be issued under it, cannot be altered to the advantage of participants without prior shareholder approval. Amendments to the key features of the Hotel Group SIP are subject to the prior approval of the UK Inland Revenue while it retains its approved status.

7.4     ESPP

7.4.1	Outline
The ESPP will allow eligible employees resident in the United States an opportunity to acquire Company ADRs or Ordinary Shares on advantageous terms. The ESPP will comply with Section 423 of the US Internal Revenue Code of 1986.

7.4.2	Eligibility
The option to purchase Company ADRs or Ordinary Shares may be offered only to employees of the Company or to employees of designated InterContinental Group subsidiary companies. The ESPP by its terms must offer options to all employees of the participating companies (with certain limited exceptions).

7.4.3	Option price
The option price may not be less than the lesser of either 85 per cent. of the fair market value of a Company ADR or Ordinary Share on the date of grant or 85 per cent. of the fair market value of a Company ADR or Ordinary Share on the date of exercise.

7.4.4	Individual limits
No employee can be granted an option under the ESPP if that employee would own, directly or indirectly, 5 per cent. or more of the total combined voting power of all classes of shares of his employing company, its parent company or subsidiary company.

No employee may be granted an option which would permit him to purchase Company ADRs or Ordinary Shares under all such plans of his employing company and any parent or subsidiary companies that would accrue at a rate which exceeds US$25,000 of the fair market value of such Company ADRs or Ordinary Shares for each calendar year in which such option is outstanding at any time.

7.4.5	Plan limit
In any 10 year period, subject to US statutory and regulatory requirements, not more than 10 per cent. of the issued ordinary share capital of the Company may be allocated under the ESPP and all other employee share plans operated by the Company. This limit does not include rights to Ordinary Shares issued in respect of options granted in exchange for options under the Six Continents Executive Share Option Scheme 1985 and the Six Continents Executive Share Option Scheme 1995 before Admission, rights to Ordinary Shares which have lapsed or been surrendered,

Back to Contents

or partnership shares allocated to participants under the Hotel Group SIP and Britvic SIP. “Allocated” means for the purposes of the plan limit the grant of an option or other right to acquire unissued Ordinary Shares or, if there is no grant, the issue and allotment of Ordinary Shares. The ESPP will specify the maximum number of Company ADRs or Ordinary Shares to be allocated under the ESPP.

7.4.6	Exercise of options
Options granted under the ESPP must generally be exercised within 27 months from the date of grant. However, if the option price is to be not less than 85 per cent. of the fair market value at the time of exercise, according to the terms of the ESPP, the option may be exercisable up to 5 years from the date of grant. In certain cases, options may be exercised early on cessation of employment or on the change in control of the Company.

7.4.7	Voting rights, dividends and other rights
Until options are exercised, optionholders will have no voting rights or dividend rights in respect of Company ADRs or Ordinary Shares under option.

In the event of a variation of the Company’s share capital, the option and option price may be varied.

Company ADRs or Ordinary Shares issued under the ESPP will rank pari passu with the existing Company ADRs or Ordinary Shares with the exception of rights attaching by reference to a record date before the allotment date.

7.4.8	Amendments
The rules of the ESPP may be amended by the Directors. However, the participating companies and the limits on the number of Company ADRs or Ordinary Shares which may be issued under it, cannot be altered without shareholder approval.

7.5     Option Plan

7.5.1	Outline
The Option Plan will allow options to acquire Ordinary Shares to be granted to eligible employees world-wide. Part of the Option Plan will be approved by the UK Inland Revenue. Options granted under the UK Inland Revenue approved part are referred to below as “Approved Options”.

7.5.2	Eligibility
Options may be granted to any person who is an Executive Director or employee of the Company or a participating subsidiary. Participants will be selected on a discretionary basis and are expected to include initially up to 200 executives and senior management, the majority of whom will be working outside the UK. Eligible employees will not normally include Executive Directors or employees who are within two years of retirement or other known leaving date.

7.5.3	Grant of options
Options will generally only be granted within 42 days of the day immediately following the day on which the Company makes an announcement of its results for any period. Options will not be pensionable.

7.5.4	Option price
The option price must not be less than the market value of an Ordinary Share over the three Business Days before the date of grant or the market value of an Ordinary Share on the Business Day before the date of grant. However, the option price of options granted in exchange for existing options under the Six Continents Executive Share Option Scheme 1985 and the Six Continents Executive Share Option Scheme 1995 (as described in paragraph 7.11 below) will be such as to ensure equivalence.

Back to Contents

7.5.5	Proposed performance condition
Options granted under the Option Plan will be granted subject to a performance condition on exercise.

The performance condition will be measured over a three-year performance period. Options will only become exercisable in full if the Company’s EPS exceeds growth in the UK retail prices index (RPI) by at least five percentage points per annum on average over the performance period. If the Company’s EPS growth over the performance period exceeds the growth in RPI by four percentage points per annum on average over the performance period, two thirds of the Ordinary Shares under option will become exercisable. One third of the Ordinary Shares under option will become exercisable for EPS growth exceeding RPI by at least three percentage points per annum on average over the performance period. If the performance condition is not met over the three year performance period the option is not exercisable at all.

7.5.6	Individual limits
The maximum value of Ordinary Shares over which options may be granted to an employee in any year is three times annual salary in the case of an employee who is a director of the Company, and four times annual salary in the case of other employees. In determining the level of options to be granted to each employee within this maximum limit, the Company will take into account the level of awards to be made to the same employee under the PRSP (described in paragraph 7.6 below). The grant of options is restricted so that in each year the aggregate of (i) 20 per cent. of the market value of the Ordinary Shares over which an option is granted under the Option Plan; and (ii) 33 per cent. of the market value of the Ordinary Shares over which an award is made under the PRSP, will not exceed 130 per cent. of an employee’s salary, taking the market value in each case as at the date of grant. However, these limits may be exceeded in special circumstances, and will be exceeded in the year of Admission as a result of the transitional award described below.

No eligible employee may hold Approved Options with an aggregate option price in excess of £30,000 (or any other limit set by the income tax legislation) granted under the Option Plan or under any other Inland Revenue approved discretionary share option plan established by the Company or any associated company.

7.5.7	Plan limits
In any ten year period, not more than 10 per cent. of the issued ordinary share capital of the Company may be allocated under the Option Plan and all other employee share plans operated by the Company. In addition, in any ten year period, not more than 5 per cent. of the issued ordinary share capital of the Company may be allocated under the Option Plan and all other discretionary share plans operated by the Company. In any one year period not more than 1.5 per cent. of the issued ordinary share capital of the Company may be allocated under the Option Plan, the STDIP, and the PRSP. These limits do not include rights to Ordinary Shares issued in respect of options granted in exchange for options under the Six Continents Executive Share Option Scheme 1985 and the Six Continents Executive Share Option Scheme 1995 before Admission, rights to Ordinary Shares which have lapsed or been surrendered, or partnership shares allocated to participants under the Hotel Group SIP and the Britvic SIP. “Allocated” means for the purposes of the plan limits the grant of an option or other right to acquire unissued Ordinary Shares or, if there is no grant, the issue and allotment of Ordinary Shares.

7.5.8	Exercise of options
Options generally become exercisable on the third anniversary of the date of grant subject to the satisfaction of the performance condition and remain exercisable until ten years after the date of grant. However, earlier exercise is permitted to the extent that the performance condition has been satisfied if an optionholder dies or his employment ends by reason of ill-health, injury, disability, redundancy, retirement or as a result of the sale of the business or subsidiary by which the optionholder is employed. The performance condition will be measured by reference to the completed financial years in the performance period to the date the employment ends. If there is no completed financial year in the performance period to the date the employment ends the performance condition will be measured over the preceding financial year. If an optionholder’s employment ends for any other reason, his options will lapse unless decided otherwise on a discretionary basis.

Back to Contents

7.5.9	Change of control
An optionholder may exercise an option early in the event of a change of control of the Company to the extent that the performance condition has been satisfied. The performance condition will be measured by reference to the completed financial years in the performance period to the date of change of control. If there is no completed financial year in the performance period to the date of change of control the performance condition will be measured over the preceding financial year. Alternatively, options may, by agreement with the acquiring company, be rolled over into equivalent options over shares in the acquiring company.

7.5.10	Voting, dividends and other rights
Until options are exercised, optionholders will have no voting rights or dividend rights in respect of the Ordinary Shares under option.

In the event of a variation of the Company’s share capital, the option and the option price may be varied accordingly.

Ordinary Shares allotted under the Option Plan will rank pari passu with the existing Ordinary Shares with the exception of rights attaching by reference to a record date before the allotment date.

7.5.11	Amendments
The rules of the Option Plan may be amended by the Directors. However, the basic structure of the Option Plan and, in particular, the limits on the number of Ordinary Shares which may be issued under it, cannot be altered to the advantage of participants without prior shareholder approval.

Amendments to the UK Inland Revenue approved schedule are subject to the prior approval of the UK Inland Revenue while it retains its approved status.

7.6     PRSP

7.6.1	Outline
The PRSP will allow eligible employees world-wide to receive awards of Ordinary Shares, subject to the satisfaction of a performance condition. Benefits under the PRSP will not be pensionable.

7.6.2	Eligibility
Awards may be made to any person who is an Executive Director or employee of the Company or a participating subsidiary. Participants will be selected on a discretionary basis and are expected to be initially up to 50 of the most senior executives of the Company.

7.6.3	Individual limit
The maximum value of Ordinary Shares over which PRSP awards may be made to an employee in any year is three times annual salary in the case of an employee who is a Director of the Company, and four times annual salary in the case of other employees. In determining the level of PRSP awards to be made to each employee within this maximum limit, the Company will take into account the level of options to be granted to the same employee under the Option Plan (described in paragraph 7.5 above). The grant of PRSP awards is restricted so that in each year the aggregate of (i) 20 per cent. of the market value of the Ordinary Shares over which an option is granted under the Option Plan; and (ii) 33 per cent. of the market value of the Ordinary Shares over which an award is made under the PRSP, will not exceed 130 per cent. of an employee’s salary, taking the market value in each case as at the date of grant. However, these limits may be exceeded in special circumstances, and will be exceeded in the year of Admission as a result of the transitional award described below.

7.6.4	Plan limits
In any ten year period, not more than 10 per cent. of the issued ordinary share capital of the Company may be allocated under the PRSP and all other employee share plans operated by the Company. In addition, in any ten year period, not more than 5 per cent. of the issued ordinary share capital of the Company may be allocated under the PRSP and all other discretionary share plans operated by the Company. In any one year period not more than 1.5 per cent. of the issued

Back to Contents

ordinary share capital of the Company may be allocated under the PRSP, the STDIP and the Option Plan. These limits do not include rights to Ordinary Shares issued in respect of options granted in exchange for options under the Six Continents Executive Share Option Scheme 1985 and the Six Continents Executive Share Option Scheme 1995 before Admission, rights to Ordinary Shares which have lapsed or been surrendered, or partnership shares allocated to participants under the Hotel Group SIP and the Britvic SIP. “Allocated” means for the purposes of the plan limits the grant of an option or other right to acquire unissued Ordinary Shares or, if there is no grant, the issue and allotment of Ordinary Shares.

7.6.5	Awards
If the performance condition is satisfied, the appropriate number of Ordinary Shares will normally be transferred to the participant on the award date.

7.6.6	Special circumstances
If a participant’s employment ends before the award date by reason of ill-health, injury, disability, redundancy, retirement, as a result of the sale of the business or subsidiary by which the participant is employed, or in the event of a change in control of the Company, the award will vest on the award date (immediately in the event of a change in control of the Company) if the performance condition has been satisfied. However, the number of Ordinary Shares transferred to the participant will be pro-rated according to the length of time the participant was an employee during the performance period.

If a participant dies before the award date, the award will be accelerated if the performance condition has been satisfied as at the end of the nearest complete financial year to the date of death. The number of Ordinary Shares transferred will be pro-rated for the length of time the participant was an employee in the performance period.

If a participant’s employment ends before the award date for any other reason, he will not be eligible for any award unless decided otherwise on a discretionary basis.

7.6.7	Amendments
The rules of the PRSP may be amended by the Directors. However, the basic structure of the PRSP cannot be altered to the advantage of participants without prior shareholder approval.

7.6.8	Proposed performance condition
The performance condition will be measured over a three-year performance period. The current intention is that 50 per cent. of the award will depend on the Company’s TSR relative to the TSR of a comparator group currently consisting of 11 other companies over the same period.

If the Company is positioned in the comparator group:

7.6.8.1	seventh to twelfth, none of the Ordinary Shares comprised in the award measured by reference to TSR will vest;

7.6.8.2	sixth, 20 per cent. of the Ordinary Shares comprised in the award measured by reference to TSR will vest;

7.6.8.3	first or second, 100 per cent. of the Ordinary Shares comprised in the award measured by reference to TSR will vest;

7.6.8.4	third, fourth or fifth, a percentage of the Ordinary Shares comprised in the award measured by reference to TSR will vest on a straight line basis depending on the Group’s position in the comparator group.

The other 50 per cent. of the award will be based on the increase in the Company’s return on capital employed (ROCE) over the performance period. 20 per cent. of the Ordinary Shares comprised in the award measured by reference to ROCE will vest for a 30 per cent. increase in ROCE with the full award vesting for an 80 per cent. increase in ROCE. The Ordinary Shares comprised in the award measured by reference to ROCE will vest on a straight line basis for an increase in ROCE between 30 and 80 per cent.

Back to Contents

For the purposes of paragraph 7.6.8 ROCE is calculated by dividing the Company’s operating profit by the aggregate of the Company’s net assets and goodwill less revaluation reserve. For the purposes of the ROCE calculation: “operating profit” means profits after depreciation but before tax, interest and exceptional items, “net assets” means all the assets employed in the Company’s business, net of all creditors, other than debt, “goodwill” means the goodwill relating to the Holiday Inn and InterContinental acquisitions, most of which has been written off in the accounts, and “revaluation reserve” means the increase in asset values taken to the balance sheet that do not reflect the cash invested.

A transitional award will be made to eligible employees shortly after Admission. The transitional award will be up to a maximum of 140 per cent. of an eligible employee’s salary and will depend on the Company’s TSR relative to the same comparator group over a performance period from Admission to the end of the 2004 financial year.

7.7     STDIP

7.7.1	Outline
The STDIP will allow eligible employees to be awarded an annual performance-related bonus, which may be payable wholly or partly in Ordinary Shares. Bonus awards will normally be based on the annual performance of the Company (initially based on EPS and ROCE calculated as described in paragraph 7.6.8 above) and the performance of the participant against personal objectives.

Matching shares may also be awarded. Benefits under the STDIP will not be pensionable.

7.7.2	Eligibility
Bonus awards may be made to any person who is an Executive Director or employee of the Company or a participating subsidiary. Participants will be selected on a discretionary basis.

7.7.3	Individual limit
The maximum amount of bonus payable to each participant in respect of a financial year will not exceed 100 per cent. of his base salary.

7.7.4	Plan limits
In any ten year period, not more than 10 per cent. of the issued ordinary share capital of the Company may be allocated under the STDIP and all other share plans operated by the Company. In any one year period, not more than 1.5 per cent. of the issued ordinary share capital of the Company may be allocated under the STDIP, the Option Plan and the PRSP. These limits do not include rights to Ordinary Shares issued in respect of options granted in exchange for options under the Six Continents Executive Share Option Scheme 1985 and the Six Continents Executive Share Option Scheme 1995 before Admission, rights to Ordinary Shares which have lapsed or been surrendered or partnership shares allocated under the Hotel Group SIP and the Britvic SIP. “Allocated” means for the purposes of the plan limits the grant of an option or other right to acquire unissued Ordinary Shares or, if there is no grant, the issue and allotment of Ordinary Shares.

7.7.5	Bonus awards
Bonus awards may take the form wholly or partly of Ordinary Shares.

A bonus award of Ordinary Shares will be deferred. A specified ratio of matching Ordinary Shares may also be awarded and deferred at the same time. All of the Ordinary Shares will be released in three equal tranches on each of the first, second and third anniversaries of the award date, conditional on the participant remaining in the employment of a participating company.

The maximum matching share ratio will be one matching Ordinary Share for two deferred Ordinary Shares.

Back to Contents

7.7.6	Leavers
If a participant’s employment ends before a bonus award has been made due to ill-health, injury, disability, redundancy, retirement, death or, as a result of the sale of the business or subsidiary by which the participant is employed or, on a discretionary basis, any other reason, his bonus award will be in cash and will be pro-rated to the date of termination or any later date decided on a discretionary basis.

If the participant’s employment ends before a release date due to ill-health, injury, disability, retirement, redundancy, death, or as a result of the sale of the business or subsidiary by which he is employed, all or any of the Ordinary Shares comprised in the award including any matching Ordinary Shares may be transferred to the participant before the normal release dates on a discretionary basis.

If a participant’s employment ends before a release date in connection with a reconstruction or takeover of the Company, he is entitled to receive the Ordinary Shares comprised in his award, including any matching Ordinary Shares, on the date of termination of employment.

If the participant’s employment ends before a release date for any other reason, his right to receive the Ordinary Shares comprised in his award except for any matching Ordinary Shares on the release date is not lost unless decided otherwise on a discretionary basis. His right to receive any matching Ordinary Shares on the release date is lost unless decided otherwise on a discretionary basis.

7.7.7	Amendments
The rules of the STDIP may be amended by the Directors. However, no amendment will be made which would adversely affect the rights of participants except with the participants’ consent.

7.7.8	First operation of the STDIP
Awards will be made to eligible employees in respect of the period from Admission to the end of the 2003 financial year.

7.8     Britvic SIP

7.8.1	Outline
The Britvic SIP will allow eligible employees to participate in awards of Ordinary Shares under a UK Inland Revenue approved share incentive plan. Awards of Ordinary Shares under the Britvic SIP are not pensionable.

7.8.2	Eligibility
All employees and executive directors of Britvic and any participating subsidiaries may participate in the Britvic SIP. The directors of Britvic may set a qualifying period of service for eligibility for awards of free shares and partnership shares (which must not be more than 18 months to the award date (or six months in the case of partnership shares operated with an accumulation period)). When the Britvic SIP is operated, all eligible employees must be invited to participate.

7.8.3	Plan limit
In any 10-year period, not more than 10 per cent. of the issued ordinary share capital of the Company may be allocated under the Britvic SIP and all other employee share plans operated by the Company. This limit does not include rights to Ordinary Shares issued in respect of options granted in exchange for options under the Six Continents Executive Share Option Scheme 1985 and the Six Continents Executive Share Option Scheme 1995 before Admission, rights to Ordinary Shares which have lapsed or been surrendered or partnership shares acquired by participants under the Britvic SIP or Hotel Group SIP. “Allocated” means for the grant of an option or other right to acquire unissued Ordinary Shares or, if there is no grant, the issue and allotment of Ordinary Shares.

Back to Contents

7.8.4	Free Shares
The Britvic SIP may provide for awards of free Ordinary Shares to employees with a market value of up to £3,000 each year. The size of the award (if any) of free shares each year will be determined by reference to an eligible employee’s remuneration.

Free shares must be offered to all eligible employees on the same terms, but the number or value of the free shares awarded can vary by reference to the eligible employee’s remuneration, length of service or hours worked.

Free shares will generally only be offered within 42 days of the day immediately following the day on which the Company makes an announcement of its results for any period.

Participants may not generally withdraw free shares from the Britvic SIP for three years, and will suffer income tax and possibly national insurance charges if they withdraw them within five years of the award date. The Britvic SIP may require free shares to be forfeited if a participant’s employment ends within a period of up to three years of the award date other than through death, retirement on or after 50, redundancy, injury or disability, or the sale of his employing company or business.

7.8.5	Partnership Shares
The Britvic SIP may provide for eligible employees to be offered the opportunity to purchase Ordinary Shares using amounts deducted from their pre-tax salary, subject to a limit of the lower of £125 per month (£1,500 per year) or 10 per cent. of salary. Participants may stop, re-start or vary their deductions.

The deductions may be used to acquire partnership shares on a monthly basis, or at the end of an accumulation period of up to 12 months. Where an accumulation period is used, the acquisition price is the lower of the market value of an Ordinary Share at the beginning and end of the accumulation period. No interest is payable on the deductions.

Partnership shares can be withdrawn from the Britvic SIP at any time, although there are tax advantages if they are retained in the Britvic SIP for five years.

7.8.6	Matching Shares
The Britvic SIP may provide that where employees acquire partnership shares, they may be awarded additional free Ordinary Shares on a matching basis, up to a maximum of two matching shares for one partnership share. Employees may not generally withdraw the matching shares from the Britvic SIP for a period of up between three and five years from the award date, and will suffer income tax and possibly national insurance charges if they withdraw them within five years. The Britvic SIP may require matching shares to be forfeited if a participant’s employment ends within a period of up to three years of the award date other than through death, retirement on or after 50, redundancy, injury or disability, or the sale of his employing company or business. The Britvic SIP may also require matching shares to be forfeited if the corresponding partnership shares are withdrawn within a period of up to three years of the award date.

7.8.7	Dividends
The Britvic SIP may provide for dividends to be reinvested in further Ordinary Shares up to certain limits, free of income tax.

7.8.8	Trust
The Britvic SIP must operate through a trust, which will acquire Ordinary Shares by purchase or by subscription and will hold the Ordinary Shares on behalf of the participants.

7.8.9	Voting and other rights
The participant has all rights attaching to the Ordinary Shares held under the Britvic SIP, including voting rights and dividend rights.

Back to Contents

7.8.10	Amendments
The rules of the Britvic SIP may be amended by the directors of Britvic. However, the basic structure of the Britvic SIP and, in particular, the limits on the number of Ordinary Shares which may be issued under it, cannot be altered to the advantage of participants without prior Company shareholder approval. Amendments to the key features of the Britvic SIP are subject to the prior approval of the UK Inland Revenue while it retains its approved status.

7.9     The InterContinental Hotels Group Employee Benefit Trust

The InterContinental Hotels Group Employee Benefit Trust may acquire Ordinary Shares and hold them for the benefit of employees and former employees of the Group and their spouses and children. The InterContinental Hotels Group Employee Benefit Trust may be used to provide Ordinary Shares to employees under some or all of the Employee Share Plans.

7.10     The Six Continents PLC Employee Savings Share Scheme 1992 and the Six Continents Sharesave Scheme 2002

As at 13 February 2003 (the latest practicable date prior to publication of this document), options over 4,316,981 Six Continents Shares were outstanding under the Six Continents PLC Employee Savings Share Scheme 1992 and the Six Continents Sharesave Scheme 2002. Options under these schemes will become exercisable for a period of six months after the date on which the Court sanctions the Six Continents Scheme. They will only be exercisable to the extent of savings made under the associated savings contract up to the date of exercise. Accordingly, these options could be exercised over a maximum of 2,254,913 Six Continents Shares. It is proposed that the articles of Six Continents be changed so that any Six Continents Shares to be issued on exercise of options after the Scheme Effective Time and will be automatically exchanged for shares in the holding company of Six Continents.

7.11     Six Continents Executive Share Options

Options over Six Continents Shares under the Six Continents Executive Share Option Scheme 1995 have become conditionally exercisable. Their exercise will become effective if and when the Six Continents Scheme is approved at the Court Meeting. To the extent that these optionholders exercise their options, they will participate in the Six Continents Scheme.

Optionholders under the Six Continents Executive Share Option Scheme 1995 who are employed in the Hotels Business or the Britvic Business at the date of this document will also be given the opportunity to exchange their options for new options over Ordinary Shares under the Option Plan.

The grant of new options in exchange for existing options under the Six Continents Executive Share Option Scheme 1995 will take place shortly after Separation and the new options will be immediately exercisable without any requirement to satisfy performance conditions. These new options will not generally lapse (unless the original options are already exercisable as a result of termination of employment) until ten years after the grant of the original options unless the optionholder is dismissed or resigns.

Options under the Six Continents Executive Share Option Scheme 1985 will become exercisable for a period of six months following the date on which the Court sanctions the Six Continents Scheme. Optionholders under the Six Continents Executive Share Option Scheme 1985 who are employed in the Hotels Business or the Britvic Business at the date of this document will be given the opportunity to exchange their options as described above.

It is estimated that optionholders in these categories hold options over 13,637,258 Six Continents Shares.

7.12     The Six Continents Special Deferred Incentive Plan

Subsisting awards over Six Continents Shares under the Six Continents Special Deferred Incentive Plan made to participants who will become employed in the Group will be satisfied in Ordinary Shares.

8.     Pensions

8.1	Each of the Group Businesses is in the process of establishing an approved occupational pension scheme for eligible employees in the United Kingdom.

Back to Contents

In each case, membership of the scheme is to be divided into two separate categories (staff and executives) and for each of these categories there are both final salary and defined contribution sections. All final salary section members pay contributions of 5 per cent. of pensionable earnings, with the employers bearing the balance of the cost of providing the final salary benefits. The final salary section will be restricted to those members who transfer their past service final salary benefits from the pension arrangements currently operating throughout the Six Continents Group, in accordance with the transfer arrangements described in 8.2 below.

A member’s contribution to the defined contribution section is to be 3 per cent., 4 per cent. or 5 per cent. (as chosen by the member) of his pensionable earnings with a corresponding amount (for staff) and twice that amount (for executives) being credited from the scheme’s general assets to the member’s notional defined contribution account from which his benefits are provided. The final salary section is to be contracted-out of the state second pension scheme but the defined contribution section is not.

The schemes are being established for treatment by the Inland Revenue as exempt approved retirement benefits schemes under the Income and Corporation Taxes Act 1988. There is also a secured unapproved arrangement under which the employers provide supplementary benefits for certain executives, in addition to their benefits under the approved plans.

8.2	It is intended that each of the approved schemes will be receiving a transfer of assets and liabilities from both the staff scheme and executive scheme which presently operate throughout the Six Continents Group. For each of the Hotels Business and the Britvic Business schemes, these transfers would relate to:

(a)	the past service benefits of current and deferred pensioners who do not have “protected rights” (i.e. certain benefits arising from post-5 April 1997 contracted-out employment) and whose last employment to which their scheme relates was either in the Hotels Business or Britvic Business respectively or (in the case of deferred pensioners only) with Six Continents (in which case they will be transferred to the Hotels Business scheme); and

(b)	the transfer also relates to the past service rights of those active members of the two transferring schemes whose employment from 1 April 2003 is with the Group and who consent to a transfer to the Hotels Business or the Britvic Business scheme as the case may be.

It is intended that amounts to be transferred would be calculated on a “share of fund” basis intended to leave the overall funding position of each of the Hotels Business and Britvic Business schemes at a level which is broadly similar to that of the two existing schemes on 31 March 2003, taking due account of the differing liability profiles of the various schemes. The resulting initial defined benefit funding position for each of the Hotels Business and the Britvic Business schemes will depend partly on how many active members agree to transfer although it is anticipated that substantially all such members will transfer. On the basis of data as at 31 March 2002 as used for the latest actuarial valuations of the existing schemes and informal figures determined by those schemes’ actuary as at 31 December 2002, it is estimated that the Hotels Business and the Britvic Business schemes would have been between 80 per cent. and 84 per cent. funded on an ongoing basis (or between 112 per cent. and 115 per cent. funded on the basis of the statutory minimum funding requirement) had they started on the latter date. These percentages relate solely to the funding of past service defined benefits. The initial recommended employers’ contributions for the future accrual of defined benefits under the Hotels Business and the Britvic Business schemes are expected to be between 10.8 per cent. and 11.3 per cent. of earnings for those transferring from the staff scheme and between 25.7 per cent. and 30.5 per cent. of earnings for those transferring from the executive scheme.

8.3	It is intended that following Separation additional sums of £4.5 million and £9 million will be paid by the employers to the Hotel Group and Britvic Group approved schemes respectively.

8.4	The Government has recently issued consultation papers on pensions including proposals for radical changes in taxation. The Group will review its pension arrangements in the light of any legislative proposals that follow this consultation.

Back to Contents

9.     Subsidiary and Subsidiary Undertakings

On Admission, the Company will be the holding company of the Group. The following table shows those companies which will be the principal subsidiaries and subsidiary undertakings of the Group. Except where stated otherwise, each of these companies will be wholly owned by a member of the Group, the issued share capital is fully paid (and based on the number of shares in issue as at 10 February 2003, being the latest practicable date prior to publication of this document) and each will be included in the consolidated accounts of the InterContinental Group:

Subsidiary and Registered Office[42]	Date of Incorporation	Country of Incorporation	Principal Activity	Shareholding %	Issued Capital (fully paid)
Six Continents PLC	17/08/67	England and Wales	Hotels business	100	£242,646,129.00
Six Continents Hotels Limited	24/05/96	England and Wales	Hotels business	100	£100,395,050.00
Six Continents Holdings Ltd	12/06/96	England and Wales	Holding company	100	£172,500,000.00
Six Continents Overseas Holdings Ltd	07/11/91	England and Wales	Holding company	100	£100.00
Aisa Pacific Holdings Ltd	07/03/00	England and Wales	Holding company	100	£1,000.00
InterContinental Hong Kong Limited 28/F, BEA Harbour View Centre, 56 Gloucester Road Wanchai, Hong Kong	20/12/00	Hong Kong	Holding company	100	HK$10,000
NAS Cobalt No. 2 Limited	15/02/01	England and Wales	Holding company	100	£150,000,001.00
Holiday Inn Limited	15/02/01	England and Wales	Hotels business	100	£120,000,001.00 Ords £20,000,000.00 Prefs
Six Continents Hotels (UK) Limited	29/03/62	England and Wales	Holding company	100	£100.00
Six Continents Hotels International Limited	26/04/62	England and Wales	Holding company and hotels business	100	£1,063,786,302.75
London May Fair Hotel Limited	15/05/1890	England and Wales	Hotels business	100	£2,400,000.00
London Forum Hotel Limited	21/06/50	England and Wales	Hotels business	100	£300.00
Societe Nouvelle du Grand Hotel 5, Place de l’Opéra, 75009 Paris, France	24/09/75	France	Hotels business	99.98	€573,540.00
Societe Des Hotels Reunis SAS 5, Place de l’Opéra, 75009 Paris, France	09/09/57	France	Hotels business	100	€5,723,750
Holiday Inns B.V. De Boelelaan 2, 1083 HJ, Amsterdam The Netherlands	13/03/68	Netherlands	Hotels business	100	€40,971,900
Frankfurt InterContinental Hotels GmbH Gutleutstrasse 49A, 60329 Frankfurt am Main, Germany	04/11/60	Germany	Hotels business	100	€2,556,459.41
Barclay Operating Corp. 111 Eighth Avenue New York, NY 10011	01/06/78	USA – New York	Hotels business	100	$5,000,000.00
Bristol Hotels and Resorts Corporation Trust Center 1209 Orange Street Wilmington, DE 19801	20/03/98	USA – Delaware	Hotels business	100	$10
Town Park Hotel Corporation 530 Gay Street, Knoxville TN 37902	01/12/52	USA – Tennessee	Hotels business	100	$1,000
Six Continents Resources Inc. Corporation Trust Center 1209 Orange Street Wilmington, DE 19801	11/05/98	USA – Delaware	Hotels business	100	$100
Inter-Continental Hotels Corporation Corporation Trust Center 1209 Orange Street Wilmington, DE 19801	04/04/46	USA – Delaware	Hotels business	100	$263,000
InterContinental Florida Operating Corp. Corporation Trust Center 1209 Orange Street Wilmington, DE 19801	30/10/85	USA – Delaware	Hotels business	100	$100
Hotel InterContinental SAS 3 rue de Castiglione, 75001 Paris, France	22/06/55	France	Hotels business	100	€3,614,400
Hotel Inter-Continental London Ltd	04/01/72	England and Wales	Hotels business	100	£305,000.00
Six Continents Hotels Inc. Corporation Trust Center 1209 Orange Street Wilmington, DE 19801	01/12/52	USA – Delaware	Holding company and hotels business	100	$1.00
Six Continents Hotel Operating Corporation Corporation Trust Center 1209 Orange Street Wilmington, DE 19801	30/07/85	USA – Delaware	Holding Company	100	$1,660,047,422
Britannia Soft Drinks Limited	16/03/53	England and Wales	Soft drinks business	50	£11,659,618
Britvic Soft Drinks Limited	05/03/1896	England and Wales	Soft drinks business	90	£22,600,000

[42]	Unless otherwise indicated, the registered office of these companies is 20 North Audley Street, London W1K 6WN.

Back to Contents

10.     Property

10.1     The following summarises certain information with respect to the Group’s principal places of business:

Property Location	Principal Use	Area of Site (square feet)	Tenure Leasehold

Hotels Business Properties

20 North Audley Street London W1K 6WN, U.K.	PLC Headquarters	43,250	Leasehold Expires 24/03/07 Part Sublet for £140,500

Three Ravinia Drive Atlanta GA 30346-2149, USA	Corporate Headquarters	344,420	12 Floors – Expires 03/09 2 Floors – Expires 03/04

No. 1 First Avenue Centrum 100 Business Centre Branston Burton-on-Trent Staffordshire, DE14 2WB, U.K.	PLC Support	59,800	Owned – value £5.4 million

67 Alma Road, Windsor, Berkshire SL4 3HD, U.K.	EMEA Headquarters	55,000	Leasehold Expires 1/04/06

230 Victoria Street, #13-00 Bugis Junction Towers Singapore 188024	Asia Pacific Headquarters	2,002	Leasehold Expires 28/2/03 (renewed for 3 years commencing 1/3/03)

Britvic Business Properties

Britvic House Broomfield Road Chelmsford CM1 1TU, U.K.	Corporate Headquarters	32,300	Leasehold Expires 06/2014

10.2	The Group’s properties also include hotels, managed hotels, factories, reservation centres, technology centres and distribution centres for the Britvic Group products. The Directors believe that no single property is material to the Group’s operations or financial position.

11.     Material Contracts

The Separation agreements summarised in Part IV, paragraph 2 of this document, when they are entered into, will be material contracts of the Group. The following contracts have been entered into otherwise than in the ordinary course of business by the Company or by a member of the Group either (i) in the two years immediately preceding the date of this document which are or may be material or (ii) which contain provisions under which any Group member has any obligation or entitlement which is material to the Group as at the date of this document. To the extent that these agreements include representations, warranties and indemnities, such provisions are considered standard in an agreement of that nature, save to the extent identified below.

11.1     Posthouse Acquisition

On 4 April 2001, Six Continents, through its subsidiaries, NAS Cobalt No. 1 Limited (NAS 1) and NAS Cobalt No. 2 Limited (NAS 2) entered into a Share and Business Sale and Purchase Agreement with Hospitality Holdings Limited (Hospitality), Forte (UK) Limited (Forte) and Compass Group Plc (Compass), pursuant to which NAS 1 and NAS 2 purchased from Hospitality and Forte the Posthouse business (comprising 79 hotels) for a consideration of £810 million. The performance of the obligations under this agreement by Forte and Hospitality was guaranteed by Compass, which owns all of the issued share capital of Hospitality.

Back to Contents

11.2     Britvic Agreements

11.2.1	Britannia Shareholders’ Agreement
Britvic, Bass Public Limited Company (now Six Continents), Whitbread and Company PLC, Allied-Lyons PLC and Allied Breweries Limited entered into a joint venture agreement dated 10 February 1986 under which Allied’s soft drinks business was acquired by Britvic (which at that time comprised the former soft drinks businesses of Six Continents and Whitbread and Company PLC in an existing joint venture) in exchange for which Allied received shares in Britvic. This agreement governs the relations of Six Continents, Whitbread and Allied as shareholders of Britvic.

11.2.2	Britvic Shareholders’ Agreement
On 19 May, 1987, Britvic entered into a shareholders’ agreement (Britvic JVA) with Pepsico Holdings Limited in relation to Britvic Holdings, pursuant to which the parties established arrangements between them relating to the operation of a joint venture company, Britvic Holdings, for the manufacture, distribution and sale of soft drinks in Great Britain. The Britvic JVA provides that upon the occurrence of certain events, including but not limited to the termination of any exclusive bottling agreements entered into between members of the Britvic Group and PBI (including but not limited to, the Bottling Agreement), for whatever reason (save when such termination is mutually agreed upon due to economic reasons), PBI has the right to require Britvic to purchase all (but not some only) of the shares in Britvic Holdings held by PBI. Under the Britvic JVA, Britvic also gave certain warranties to PBI and agreed to indemnify PBI against any losses suffered by PBI as a result of breach of such warranties. However, it is provided that the aggregate liability of Britvic in respect of PBI’s claims shall not exceed £15 million.

11.3     Bank Facility Agreement

On 13 February 2003, the Company signed a new $2,650,000,000 Facility Agreement with, amongst others, Barclays Capital, HSBC Bank plc, J.P. Morgan plc, Salomon Brothers International Limited and The Royal Bank of Scotland plc acting as joint arrangers (the “Arrangers”) and HSBC Bank plc as agent (the “Group Facility Agreement”).

Borrowings under the Group Facility Agreement are made available in three tranches: tranche A consists of a 364 day $1,000,000,000 revolving credit facility with a 364 day term-out option; tranche B consists of a $900,000,000 three year term loan facility; and tranche C consists of a $750,000,000 five year revolving credit facility. Drawdown will be permitted by the Company or other appropriate borrower on cancellation of the £3,000,000,000 bridge facility agreement entered into by Six Continents on 3 February 2003 with the same Arrangers.

The interest margin payable on borrowings under the Group Facility Agreement is determined by reference to the long-term credit rating of the Company and ranges from 0.70 per cent. per annum to 1.60 per cent. per annum. The margin will be reduced when tranche A is repaid and cancelled and by a further amount when tranche B is repaid and cancelled provided that the Company has an investment grade credit rating at that time. Provisions have been agreed with the Arrangers which allow them, following consultation with the Company, to amend certain terms of the Group Facility Agreement (including increasing the interest margin payable on borrowings thereunder) in the event that market conditions do not allow them to successfully syndicate the bank facilities.

11.4     Sponsor’s Agreement

An agreement dated 17 February 2003 was entered into between Six Continents, Schroder Salomon Smith Barney, M and B and the Company pursuant to which Schroder Salomon Smith Barney has agreed to act as sponsor for the Company in connection with the Admission and the Company and M and B have given certain customary warranties and indemnities to Schroder Salomon Smith Barney.

12.     Litigation

Save as disclosed below, neither the Company nor any member of the Group is or has been involved in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of the Company or the Group nor, so far as the Company or the Group is aware, are any such proceedings pending or threatened by or against the Company or any member of the Group.

Back to Contents

12.1   Hotel Services (Ceylon) Ltd

The owner of the former Ceylon InterContinental Colombo, a hotel which InterContinental Hotels Corporation (IHC) previously leased, commenced arbitration in 2001 before the International Court of Arbitration, contending that it is entitled to in excess of US$38 million in damages in connection with IHC’s termination of the lease. The claim is based in part on IHC’s alleged failure to return the hotel in proper condition and in a timely manner.

The Directors understand from the Group’s lawyers that the likelihood of a favourable or unfavourable outcome cannot be definitively ascertained at this time, although it is possible that an award will be made against the InterContinental Group. It is expected that the ruling will be received by 31 March 2003 at the earliest.

12.2   EBASA

In 1994, EBASA, an Argentinian company, claimed it negotiated room packages for the World Cup soccer games which Holiday Inns, Inc. (HII) failed to deliver and sought US$9 million in damages. HII won a declaratory ruling in the US courts that no contract existed. EBASA then sued in the Argentinian courts. Although the Argentinian courts have recognised the US court decision in several different rulings, EBASA continues to hire new counsel and to file new lawsuits and appeals seeking relief from the US court ruling and raising their claims for damages to a high of US$57,000,000. Although the large majority of the courts’ decisions have to date been in favour of HII, the likelihood of a favourable or unfavourable outcome cannot be determined at this time.

12.3   Guidi

In 1993 a lone gunman killed two US businessmen and wounded a US lawyer when he opened fire in a restaurant at the InterContinental Hotel in Cairo. Plaintiffs filed suit in 1995 seeking US$125 million in compensatory damages and unspecified punitive damages. They named the following defendants: Semiramis Hotel Corp. Hotel Semiramis InterContinental, InterContinental Hotel Corp, a Delaware corporation, InterContinental Hotel Corp., a United Kingdom corporation, InterContinental Hotel and Resort Corp., a United Kingdom Corp., Saison Holdings, B.V., c/o InterContinental Hotel Corp., and Saison Corp., c/o InterContinental Hotel Corp. Compensatory damages are covered by insurance while punitive damages are not. The defendants have filed substantive motions to determine governing tort liability and damage law, including the dismissal of the punitive damage claim. A ruling on these motions is expected by the end of February 2003. The defendants argue that reasonable care is the standard for liability and punitive damages should not be permitted under either law. The defendants contend that the hotel was not negligent and that under Egyptian law there is no provision for punitive damages. The trial is scheduled for 21 April 2003 and the likelihood of a favourable or unfavourable outcome cannot be determined at this time.

12.4   St. Charles

In May 1996, St. Charles City Center SAL (St. Charles), a former lessor of a former Holiday Inn hotel in Beirut, Lebanon, filed a claim in the Lebanese courts seeking proceeds from an insurance policy which HII recovered through settlement of litigation with the insurance carrier in 1985. The claim against the insurance carrier arose from damages sustained to the hotel and its contents during the armed conflict that occurred in Lebanon during the early 1970’s. HII contends, in part, that the proceeds represent recovery for damage to furniture, fixtures, and equipment owned by it, as well as the value of its leasehold interest in the hotel. St. Charles contends that, as the owner of the building, it is entitled to the settlement proceeds. St. Charles’ claim is based on alleged violations of criminal law and seeks a civil judgment against the following parties: Holiday Inn Worldwide, which is a nonentity trade name formerly used by various Bass (now Six Continents) affiliates, HII, one of HII’s former subsidiaries, Holiday Inns (Lebanon), Inc., and one of HII’s attorneys. Through the action, St. Charles is attempting to require payment of the disputed settlement proceeds that St. Charles erroneously believes equal or exceed US$9 million, plus interest as determined under Lebanese law. None of the defendants have entered an appearance, but the defendants are closely monitoring the proceedings and are prepared to enter an appearance at the appropriate time and vigorously defend the matter.

12.5   Spearman

A Holiday Inn hotel in Dayton, Ohio had been operating a “no locals” policy under which it would not register guests who lived within a 25 mile radius of the hotel. The hotel is operated by a third party under a franchise agreement. The stated purpose of the policy was to prevent locals from renting rooms to hold parties that might become disruptive or raise safety concerns.

Back to Contents

Ms. Cynthia Spearman filed suit on 27 November 2002 in an Ohio state court against both the Hotel Group and the franchisee, The Shaner Hotel Group, alleging that the policy was being applied in a racially discriminatory manner, in violation of various public accommodations and anti-discrimination laws. The matter has recently been the subject of adverse local media coverage. The Hotel Group, which has a strict policy against racial discrimination, including at Holiday Inn hotels, denies any involvement in or liability for the alleged discriminatory acts and will vigorously defend the matter. The likelihood of a favourable or unfavourable outcome cannot be determined at this time.

13.     Low-cost dealing facility

The Company proposes to offer a low-cost dealing facility to those certificated holders of Ordinary Shares who will, as a result of the Separation, hold 1,000 or fewer Ordinary Shares. The Directors intend that this facility will be open to those Shareholders who wish to sell their entire holding of Ordinary Shares and to purchase Ordinary Shares. Further details of this facility will be sent to holders of Ordinary Shares with their Ordinary Share Certificates.

14.     Information on CREST

CREST, the computerised paperless system for settlement of securities transactions in the London and Irish securities markets, commenced operations in July 1996 and almost all listed companies have now joined CREST.

The Uncertificated Securities Regulations 2001 (or CREST Regulations) provide for the transfer of shares in the UK without stock transfer forms, and the evidencing of title to shares without share certificates, through a computer-based system and procedures, defined in the CREST Regulations as a “relevant system”. CREST is the first “relevant system” and is operated by CRESTCo Limited.

Shareholders will be able to hold eligible shares in uncertificated form in an account on the CREST system or to continue to hold them in the physical form of certificates. Each shareholder will be able to choose whether or not to convert his eligible shares into uncertificated form and the Registrars will continue to register written instruments of transfer and issue share certificates in respect of Ordinary Shares held in certificated form.

It is anticipated that the Ordinary Shares will be eligible to join CREST with effect from Admission.

15.     Taxation

Paragraphs 16 to 19 provide a general summary of the tax treatment of owning and disposing of Ordinary Shares and Company ADRs for residents of the UK, the US, the Netherlands and Australia.

Holders of Ordinary Shares or Company ADRs should seek their own professional advice in respect of the tax consequences of acquiring, holding or disposing of Ordinary Shares or Company ADRs.

16.     UK Taxation

The following paragraphs summarise material aspects of the UK tax treatment of holding Ordinary Shares or Company ADRs. They are based on current UK law and Inland Revenue practice, both of which are subject to change, possibly with retroactive effect. They apply only to shareholders who are resident or ordinarily resident for tax purposes in (and only in) the United Kingdom (except insofar as express reference is made to the treatment of non-UK residents) who hold their Ordinary Shares or Company ADRs as an investment and are the absolute beneficial owners of them. They may not apply to certain categories of shareholders such as dealers, insurance companies and collective investment schemes. The statements are intended only as a general guide, and should be treated with appropriate caution. If you are in any doubt as to your taxation position, or if you are resident for tax purposes or otherwise subject to tax in any jurisdiction other than the UK, you should consult an appropriate professional adviser immediately.

16.1   Tax on Chargeable Gains

A disposal of Ordinary Shares by a shareholder who is (at any time in the relevant UK tax year) resident or, in the case of an individual, resident or ordinarily resident for tax purposes in the UK, or who is not UK-resident but carries on a trade, profession or vocation in the UK through a branch or agency to which the Ordinary Shares are attributable, may, depending on the shareholder’s circumstances and subject to any available exemption or relief, give rise to a chargeable gain or allowable loss for the purposes of the taxation of chargeable gains. A shareholder who is an individual and who is temporarily non-UK resident may, in certain circumstances, be subject to tax in respect of gains realised whilst he or she is not resident or ordinarily resident in the UK.

Back to Contents

16.2     Taxation of Dividends

     16.2.1 Withholding tax

The Company will not be required to withhold tax at source when paying a dividend in respect of the Ordinary Shares (a Dividend Payment).

     16.2.2 UK Residents

An individual shareholder who is UK resident and who, is liable to income tax at the basic or starting rate will pay no further tax on a Dividend Payment. An individual shareholder must, to the extent that their income, including the Dividend Payment and any tax credit associated with it, exceeds the threshold for higher rate income tax, pay additional income tax of 25 per cent. of the Dividend Payment.

UK taxpayers who are not liable to income tax, including pension funds and charities, will not be entitled to claim repayment of tax credits attached to the Dividend Payments. In lieu of this, charities will generally be entitled to limited compensation until 5 April 2004. Tax credits on Dividend Payments in respect of Ordinary Shares which are held in a personal equity plan (PEP) or an individual savings account (ISA) will generally be repayable to the manager of the PEP or ISA where the Dividend Payments are made before 6 April 2004.

Corporate shareholders resident in the UK will generally not be subject to corporation tax on Dividend Payments. Corporate shareholders will not, however, be able to claim repayments of tax credits attaching to the Dividend Payments.

     16.2.3 Non-UK Residents

In general, the right of non-UK resident shareholders to reclaim tax credits attaching to Dividend Payments will depend upon the existence and the terms of an applicable double tax treaty. In most cases, the amount that can be paid to non-UK resident shareholders will be reduced to nil as a result of the terms of the relevant treaty. Non-UK resident shareholders should consult their own tax advisers in respect of their tax liabilities on Dividend Payments.

16.3   UK Stamp Duty and Stamp Duty Reserve Tax (SDRT)

The transfer of Ordinary Shares will generally be liable to stamp duty at the rate of 0.5 per cent. of the amount or value of the consideration given (rounded up to the nearest £5). An unconditional agreement to transfer Ordinary Shares will generally be subject to SDRT at 0.5 per cent. of the agreed consideration. However, if within the period of six years of the date of such agreement becoming unconditional an instrument of transfer is executed pursuant to the agreement and stamp duty is paid on that instrument, any liability to SDRT will usually be repaid or cancelled. The liability to pay stamp duty or SDRT is generally satisfied by the purchaser or transferee.

No stamp duty or SDRT will generally arise on a transfer of Ordinary Shares into CREST, unless such transfer is made for a consideration in money or money’s worth, in which case a liability to SDRT will arise, usually at the rate of 0.5 per cent. of the value of the consideration.

A transfer of Ordinary Shares effected on a paperless basis within CREST will generally be subject to SDRT at the rate of 0.5 per cent. of the value of the consideration.

Stamp duty, or SDRT, is generally payable upon the transfer or issue (other than under the Separation) of Ordinary Shares to, or to a nominee or, in some cases, agent of, a person whose business is or includes issuing depositary receipts or the provision of clearance services. For these purposes, the current rate of stamp duty and SDRT is 1.5 per cent. (rounded up, in the case of stamp duty, to the nearest £5). The rate is applied, in each case, to the amount or value of the consideration or, in some circumstances, to the value or the issue price of the Ordinary Shares.

Provided that the instrument of transfer is not executed in the UK and remains at all subsequent times outside the UK, no stamp duty should be payable on the transfer of Company ADRs. An agreement to transfer Company ADRs will not give rise to a liability to SDRT.

Back to Contents

16.4   Inheritance and Gift Taxes

The Ordinary Shares will be, and Company ADRs are likely to be, assets situated in the UK for the purposes of UK inheritance tax. A gift of such assets by, or the death of, an individual holder of such assets might (subject to certain exemptions and reliefs) give rise to a liability to UK inheritance tax even if the holder is neither domiciled in the UK nor deemed to be domiciled there under certain rules relating to long residence or previous domicile. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift.

16.5   PEPs and ISAs

Ordinary Shares will qualify for inclusion in PEPs and the stocks and shares component of ISAs.

17.     US Taxation

The following is a summary of material US federal income and UK tax consequences generally applicable to ownership by a beneficial owner of Company ADRs representing Ordinary Shares or of Ordinary Shares not in ADS form (i) that is resident in the United States and not resident in the United Kingdom for the purposes of the US/UK double taxation convention relating to income and capital gains (the Income Tax Convention); (ii) whose holding is not connected with a permanent establishment or fixed base in the UK through or from which the investor carries on or performs business activities or personal services; (iii) that is otherwise eligible for benefits under the Income Tax Convention with respect to income and gain from the Ordinary Shares or Company ADRs and (iv) that is a “US Holder”. A “US Holder” is (a) a citizen or resident of the United States, (b) a corporation, or other entity taxable as a corporation, organised under the laws of the United States or any State thereof, (c) an estate the income of which is subject to United States federal income tax without regard to its source or (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. The summary is based on current US law (including the US Internal Revenue Code of 1986, as amended (the US Internal Revenue Code); its legislative history, existing and proposed regulations thereunder, published rulings and court decisions); current UK law and Inland Revenue practice and the Income Tax Convention as of the date of this document and is subject to any changes occurring after that date in US law, UK law or UK Inland Revenue practice, and in any double taxation convention between the United States and the United Kingdom. In addition, this summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any related agreement will be performed in accordance with its terms. This summary addresses only the tax position of a US Holder who holds Ordinary Shares or Company ADRs as capital assets. This summary does not purport to address all material tax consequences of the ownership of Ordinary Shares or Company ADRs, and does not take into account the specific circumstances of any particular investors (such as tax-exempt entities, life insurance companies, dealers in securities, traders in securities that elect to mark to market, investors liable for alternative minimum tax, investors that actually or constructively own 10 per cent. or more of the voting shares of the Group, investors that hold Ordinary Shares or Company ADRs as part of a straddle or a hedging or conversion transaction or investors whose functional currency is not the US dollar), some of which may be subject to special rules. Holders of Company ADRs or Ordinary Shares should consult their own tax advisers as to the particular tax consequences to them of ownership of the Company ADRs or Ordinary Shares.

For the purposes of the Income Tax Convention and the US Internal Revenue Code, US Holders of Company ADRs will be treated as the beneficial owners of the underlying Ordinary Shares represented by the Company ADRs.

17.1   Taxation of Dividends

Under the Income Tax Convention, a US Holder who is a US resident individual or a US corporation (other than a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10 per cent. or more of the voting shares of the Group), is in principle (so long as the United Kingdom allows a tax credit in respect of dividends to individual UK resident shareholders) entitled to receive from the UK Inland Revenue, in addition to any dividend paid by the Group, an amount equal to the tax credit to which an individual resident in the United Kingdom would be entitled in respect of such dividend (the tax credit) less a notional withholding tax of up to 15 per cent. of the sum of the cash dividend and the associated tax credit (the gross dividend). This notional withholding tax may not exceed the amount of the tax credit.

Back to Contents

The tax credit is equal to one-ninth of the dividend paid (or 10 per cent. of the gross dividend). As the notional withholding tax under the Income Tax Convention exceeds the tax credit, US Holders will not be entitled to a refund of the tax credit from the UK Inland Revenue.

Under the US federal income tax laws and subject to the passive foreign investment company (PFIC) rules discussed below, US Holders will include in gross income the sum of the cash dividend and its associated tax credit, to the extent paid by the Group out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes), as ordinary income when the dividend is received by the US Holder, in the case of Ordinary Shares, or by the Depositary, in the case of Company ADRs. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from US corporations. The amount of the dividend includible in income of a US Holder will be the US dollar value of the gross dividend, determined at the spot UK pound/US dollar rate on the date such dividend distribution is includible in the income of the US Holder, regardless of whether the payment is in fact converted into US dollars at that time. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into US dollars will be treated as ordinary income or loss. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US Holder’s basis in the Ordinary Shares or Company ADRs and thereafter as capital gain.

Subject to certain restrictions and limitations, the UK tax notionally withheld in accordance with the Income Tax Convention will be creditable against the US Holder’s US federal income tax liability. For US foreign tax credit limitation purposes, the dividend will be income from sources without the United States that is treated as “passive income” (or in the case of certain holders, “financial services income”).

On 24 July 2001, the United States of America and the United Kingdom signed a new double taxation convention (the New Convention) that, if ratified, would replace the Income Tax Convention. The New Convention would make a number of important changes. In particular, under the New Convention, US Holders would no longer be entitled to claim the tax credit from the UK Inland Revenue, and there would no longer be a notional withholding tax. Thus, as the United Kingdom does not otherwise impose withholding tax on dividends paid to US Holders, US Holders would include in income only the dividends received and would not have the benefit of any United States foreign tax credits with respect to such dividends. The New Convention would generally be effective, in respect of taxes withheld at source, for amounts paid or credited on or after the first day of the second month after the New Convention is ratified. Other provisions of the New Convention would take effect on certain other dates after ratification. If the New Convention is ratified, the rules of the Income Tax Convention would remain in effect until the effective dates described above. However, a US Holder would be entitled to elect to have the Income Tax Convention apply in its entirety for a period of twelve months after the effective dates of the New Convention.

17.2   Taxation of Capital Gains

Subject to the PFIC rules discussed below, a US Holder will, upon the sale or exchange of a Company ADR or an Ordinary Share, recognise gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised and the US Holder’s tax basis determined in US dollars in the Company ADR or Ordinary Share. Such gain or loss generally will be long-term capital gain or loss if the Company ADR or Ordinary Share was held for more than one year and will be income or loss from sources within the United States for foreign tax credit limitation purposes. The long-term capital gain of a non-corporate US Holder is generally subject to a maximum rate of 20 per cent. in respect of property held for more than one year.

US Holders who are not resident or ordinarily resident for tax purposes in the United Kingdom will not be liable for UK tax on capital gains realised on the disposal of their Company ADRs or Ordinary Shares unless such Company ADRs or Ordinary Shares are used, held or acquired for the purposes of a trade, profession or vocation and at the time the disposal is made such holder carries on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment (as defined in the Income Tax Convention), or if such Company ADRs or Ordinary Shares are used, held or acquired for the purpose of such branch, agency or permanent establishment (as defined in the Income Tax Convention).

Back to Contents

A US Holder who is an individual may be regarded as UK resident for tax purposes if he is present in the UK for more than six months in any year. In addition special rules apply for individual US Holders temporarily non-resident in the UK.

The surrender of Company ADRs in exchange for the deposited Ordinary Shares represented by the surrendered Company ADRs will not be a taxable event for US federal income tax purposes. For the purposes of UK capital gains tax, the Company ADRs and the interest in the underlying shares are treated as two distinct chargeable assets. A surrender of Company ADRs in exchange for the shares will not result in a change of ownership of the shares, but will be treated as a disposal of the distinct ADR asset. However, the UK Inland Revenue have indicated that normally there will not be a chargeable gain on such an event. Accordingly, US Holders should not be required to recognise any gain or loss for purposes of UK tax on chargeable gains upon such surrender.

17.3     PFIC Rules

The Company believes that the Ordinary Shares and Company ADRs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is an annual factual determination and thus may be subject to change. If the Company were to be treated as a PFIC, unless a US Holder elects to be taxed annually on a mark-to-market basis with respect to the Ordinary Shares or Company ADRs, gain realised on the sale or other disposition of Ordinary Shares or Company ADRs would in general not be treated as capital gain. Instead, gain would be treated as if the US Holder had realised such gain rateably over the holding period for the Ordinary Shares or Company ADRs and, to the extent allocated to the first year in which the Company was a PFIC and subsequent years, would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, similar rules would apply to any “excess distribution” received on the Ordinary Shares or Company ADRs (generally, the excess of any distribution received on the Ordinary Shares or Company ADRs during the taxable year over 125 per cent. of the average amount of distributions received during a specified prior period).

17.4     Estate and Gift Tax

UK inheritance tax (IHT) is a tax charged at death on the value of an individual’s estate at death. It also applies to certain lifetime transfers (in particular to gifts made within seven years of death) and to property comprised in a trust or settlement. A domiciliary of the United States need only be concerned about liability for IHT to the extent he is or is deemed to be also a UK domiciliary (or was a UK domiciliary at the time he created any trust or settlement) or otherwise to the limited extent of his UK property. The current estate and gift tax convention between the United States and the United Kingdom (the Estate and Gift Tax Convention) generally relieves from IHT the transfer of Ordinary Shares or Company ADRs where the beneficial owner thereof is domiciled for the purposes of the Estate and Gift Tax Convention in the United States, and is not a UK national. However, there are various exceptions to this rule. In particular, the exemption will not apply where (a) the Company ADRs or Ordinary Shares are part of the business property of a permanent establishment of the individual in the United Kingdom or (b) pertain to a fixed base situated in the United Kingdom of a person providing independent personal services.

In the exceptional case where the Company ADRs or Ordinary Shares are subject both to IHT and to US federal gift or estate tax, the Estate and Gift Tax Convention generally provides for tax paid in the United Kingdom to be credited against tax payable in the United States or for tax paid in the United States to be credited against tax payable in the United Kingdom based on priority rules set forth in that Convention.

17.5     UK Stamp Duty and Stamp Duty Reserve Tax

The provisions discussed in paragraph 16.3 (“UK Taxation – UK Stamp Duty and Stamp Duty Reserve Tax”) apply to the transfer or disposal of Ordinary Shares or Company ADRs by US Holders.

18.     Netherlands Taxation

The following is intended as general information only and it does not purport to present any comprehensive or complete picture of all aspects of Netherlands tax laws which could be of relevance to a holder of Ordinary Shares or Company ADRs (together the Shares). Holders and/or prospective holders of Shares should therefore consult their tax adviser regarding the tax consequences of any purchase, ownership or disposal of Shares.

Back to Contents

This summary is based on the Netherlands tax law and practice as in effect on the date hereof, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.

18.1     Individual and Corporate Income and Capital Gains Tax

     18.1.1 Residents of the Netherlands

The description of certain Netherlands taxes set out below is only intended for the following investors:

18.1.1.1	individual shareholders who are resident or deemed to be resident in the Netherlands and, with respect to individual income taxation, individuals who opt to be taxed as a resident of the Netherlands for purposes of Netherlands taxation (Netherlands Individuals), excluding Netherlands Individuals:

(A)	who derive benefits from the Shares that are taxable as benefits from “miscellaneous activities” (resultaat uit overige werkzaamheden); or

(B)	for whom the Shares or any payment connected with them may constitute employment income; or

(C)	who have a substantial interest, or are deemed to have a substantial interest, in the Company; and

18.1.1.2	corporate shareholders (including associations which are taxed as corporate entities under Netherlands tax law) that are resident or deemed to be resident in the Netherlands for the purposes of Netherlands taxation (Netherlands Corporate Entities), excluding:

(A)	corporate entities that are not subject to Netherlands corporate income tax; or

(B)	pension funds (pensioenfondsen) and other entities that are exempt from Netherlands corporate income tax; or

(C)	corporate entities for whom the Shares qualify as a participation, and which derive benefits from the Shares which are exempt under the participation exemption (as laid down in the Netherlands Corporate Income Tax 1969); or

(D)	investment institutions (beleggingsinstellingen) as defined in the Netherlands Corporate Income Tax Act 1969.

Generally, a shareholder will not have a substantial interest if he, his partner, certain other relatives (including foster children) or certain persons sharing his household, do not hold, alone or together, whether directly or indirectly, the ownership of, or certain other rights over, Shares representing five per cent. or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of the Company, or rights to acquire shares, whether or not already issued, that represent at any time (and from time to time) five per cent. or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of the Company, or the ownership of certain profit participating certificates that relate to five per cent. or more of the annual profit of the Company and/or to five per cent. or more of the liquidation proceeds of the Company. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

     18.1.2 Netherlands Individuals

Generally, a Netherlands Individual, who holds Shares that are not attributable to an enterprise from which he derives profits as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a shareholder, will be subject to income tax which is levied on the basis of a fictitious yield. The Shares held by such Netherlands Individual will be taxed under the regime for savings and investments. Irrespective of the actual income or capital gains, the annual taxable benefit of all the assets and liabilities of a Netherlands Individual that are taxed under such regime including, as the case may be, Shares, is set at a fixed percentage. This percentage is 4 per cent. of the average fair market value of these assets and liabilities taken (in general) at the beginning and end of every year (less a tax-free amount). The tax rate applicable under the regime for savings and investments is 30 per cent.

Back to Contents

Any benefits derived or deemed to be derived from the Shares (including any capital gains realised on the disposal thereof) that are attributable to an enterprise from which a Netherlands Individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), are generally subject to income tax in the individual’s hands at statutory rates.

     18.1.3 Netherlands Corporate Entities

Any benefits derived or deemed to be derived from the Shares (including any capital gains realised on the disposal thereof) that are held by a Netherlands Corporate Entity are generally subject to corporate income tax in its hands at statutory rates.

     18.1.4 Non-residents of the Netherlands

A shareholder will not be subject to any Netherlands taxes on income or capital gains in respect of dividends distributed by the Company or in respect of any gain realised on the disposal of Shares, provided that:

18.1.4.1	such shareholder is neither resident nor deemed to be a resident in the Netherlands for Netherlands tax law purposes; and

18.1.4.2	such shareholder is not an individual who has opted to be taxed as a resident of the Netherlands for Netherlands tax law purposes; and

18.1.4.3	such shareholder does not derive profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of an enterprise, other than as an entrepreneur or shareholder, which enterprise is either managed in the Netherlands or, in whole or in part, (deemed to be) carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the Shares are attributable; and

18.1.4.4	such shareholder is not a taxable entity for Netherlands corporate income tax purposes that is deemed to have a Netherlands enterprise to which enterprise the Shares are attributable; and

18.1.4.5	such shareholder is not an individual performing other activities in the Netherlands in respect of the Shares, including activities which are beyond the scope of normal investment activities; and

18.1.4.6	such shareholder does not have a substantial interest or a deemed substantial interest in the Company or any other member of the InterContinental Hotel Group or, if such holder does have such an interest, it forms part of the assets of an enterprise, other than a Netherlands enterprise.

18.2     Gift, Estate and Inheritance Taxes

No gift, estate and inheritance taxes will arise in the Netherlands with respect to an acquisition of Shares by way of a gift by, or on the death of, a Shareholder who is neither a resident nor deemed to be resident in the Netherlands, unless:

18.2.1	the shareholder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the Shares are or were attributable; or

18.2.2	in the case of a gift of Shares by an individual who at the time of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands.

For the purposes of Netherlands gift and inheritance taxes, an individual who holds Netherlands nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his death. In the case of a gift of Shares by an individual who at the time of the gift was a non-resident shareholder, if such an individual dies within 180 days of the date of the gift while (at the time of his death) being resident or deemed to be resident in the Netherlands, inheritance tax will be due. For the purposes of Netherlands gift tax, an individual not

Back to Contents

holding Netherlands nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the twelve months preceding the date of the gift.

18.3     Other Taxes and Duties

No Netherlands registration tax, transfer tax, stamp duty or any other similar tax or duty will be payable in the Netherlands in respect of or in connection with the holding of the Shares.

19.     Australian Taxation

The following is a summary of certain Australian income tax consequences applicable to the ownership of Ordinary Shares by Australian tax residents. The summary is based upon current Australian law and practices of the Australian Taxation Office, both of which are subject to change at any time, possibly with retroactive effect. They are intended only as a general guide and apply only to shareholders who are Australian tax residents, who hold their Ordinary Shares on capital account and who have not acquired their Ordinary Shares under an employee share or option scheme. The Australian tax position of certain shareholders who are subject to special rules, such as banks, insurance companies, dealers in securities or superannuation funds is not considered.

Australian tax resident shareholders are advised to consult their own professional advisers regarding the holding of Ordinary Shares in light of current tax laws and their particular circumstances.

19.1     Taxation of dividends

Australian tax resident shareholders must include the dividends received on those Ordinary Shares in their assessable income. Australian tax resident shareholders may be entitled to a foreign tax credit which may reduce the Australian tax on the dividend. In this case, an amount equal to the foreign tax should also be included in the assessable income.

19.2     Foreign investment fund (FIF) regime

The Australian FIF regime operates to tax Australian residents who hold interests in certain foreign companies or trusts on increases in value of those interests each year, whether or not realised. Australian tax resident shareholders should not have any liability under the FIF regime in relation to interests in the Company due to the expected availability of certain exemptions.

19.3     Tax on chargeable gains

Australian tax resident shareholders may be subject to tax under the capital gains tax provisions at the time they dispose of any shares in the Company or any other member of the Group.

A capital gain will generally arise if, and to the extent that, the sale proceeds exceed the cost base of the shares. If Australian tax resident shareholders held the shares (or are treated under the capital gains tax rules as having held the shares, for example because of a roll-over) for at least 12 months they may be entitled to the capital gains tax concession, known as the CGT discount which allows them to bring only 50 per cent. of the capital gain (after taking into account any capital losses) to tax.

Generally, if the sale proceeds are less than the cost base of the shares in the Company, then Australian tax resident shareholders may be entitled to a capital loss equal to the difference. A capital loss can only be applied against other capital gains; either in the current or in future years.

20.     Overseas shareholders

20.1     General

As regards persons resident in, or citizens of, jurisdictions outside the United Kingdom (overseas shareholders), the Separation may be affected by the laws of the relevant jurisdictions. Such overseas shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of overseas shareholders to satisfy themselves as to the full observance of the laws of the relevant jurisdictions in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdictions.

Back to Contents

20.2     Securities laws in certain overseas jurisdictions

Six Continents Shareholders resident in the provinces of Alberta, British Columbia, Manitoba, Nova Scotia, Quebec, Saskatchewan and Ontario should note that in certain Canadian jurisdictions some steps in the Six Continents Scheme and Separation will be made pursuant to statutory exemptions from applicable securities legislation. The issue of the Ordinary Shares in Quebec is subject to the approval of the Quebec Securities Commission. The issue of the Ordinary Shares in Manitoba, Ontario and Nova Scotia is subject to Six Continents obtaining exemptive relief from the appropriate securities commission. Exemptive relief is being sought but no assurances can be given that this relief will be forthcoming. The Company is not a reporting issuer in Canada. Accordingly, in certain provinces or territories of Canada, persons who receive Ordinary Shares pursuant to the Six Continents Scheme and the Separation may be restricted from disposing of such Ordinary Shares, as the case may be, in the absence of regulatory relief.

21.     Selling restrictions

21.1     Australia

This document has not been, and will not be, lodged with the Australian Securities and Investment Commission as a disclosure document for the purpose of Australia’s Corporations Act 2001 (Cwlth) (the Corporations Act).

Shares in the Company issued as a result of the M and B Reduction of Capital (as applicable) may not be offered for sale in Australia for at least 12 months after their issue, except in circumstances where disclosure to investors is not required under Chapter 6D of the Corporations Act or unless a compliance disclosure document is produced. Disclosure to investors would not generally be required under Chapter 6D where:

21.1.1	the shares are offered for sale on the Official List;

21.1.2	the shares are offered for sale to the categories of “professional investors” described in section 708(11) of the Corporations Act; or

21.1.3	the shares are offered for sale to persons who are “sophisticated investors” and meet the criteria set out in section 708(8) or 708(10) of the Corporations Act.

However, Chapter 6D of the Corporations Act is complex and, if in any doubt, Shareholders should confer with their professional advisers regarding the position.

21.2     New Zealand

Further to the New Zealand Securities Act (United Kingdom Company Reconstructions) Exemption Notice 1999, the Company is exempt from certain requirements under the New Zealand Securities Act 1978. The offer and issue of Ordinary Shares and Company ADRs respectively is made in accordance with the laws of the United Kingdom. The Company may not be subject to New Zealand law and contracts in respect of these securities may not be enforceable in New Zealand courts. Please note that this document is not a prospectus registered under New Zealand law and may not contain all the information that a New Zealand registered prospectus is required to contain.

21.3     Canada

Subject to compliance with certain conditions, exemptions from the restrictions on resale of the Ordinary Shares are available in British Columbia, Alberta, Saskatchewan, Manitoba and Quebec. Discretionary rulings have been granted by the securities regulatory authorities in Ontario and Nova Scotia to permit the resale of Ordinary Shares by holders in each province provided that, among other things, trades are made through the facilities of a stock exchange or other organised exchange facility outside Canada on which Ordinary Shares are listed or may be traded, in accordance with all rules and laws applicable to such stock exchange or other exchange facility and provided that the resale is made through a registered dealer in the relevant province. Holders of Ordinary Shares should consult their own professional advisers on such matters.

22.     Working Capital

In the opinion of the Company, having regard to the Separation and taking account of the Group’s existing bank facilities, the working capital available to the Group is sufficient for its present requirements, that is for the next 12 months following the date of this document.

Back to Contents

23.     Significant Changes

Save for the effects of and matters relating to the Separation and save as disclosed in Part I, paragraph 6, there has been no significant change in the financial or trading position of the Company or the Group since 30 September 2002, the latest date reported upon in the Accountant’s Report in Part VI and VII of this document.

24.     General

24.1	The total expenses (exclusive of recoverable VAT) payable in connection with the Separation and the Admission of the Company and M and B (including professional fees and printing and advertising costs) are estimated to amount to approximately £51 million which will be shared broadly equally between the Group and the Retail Group. The Directors have been advised that no stamp duty or SDRT should be payable on the issue of the Ordinary Shares or Company ADRs and therefore the sum of £51 million does not include any amount in respect of such stamp duty or SDRT.

24.2	Schroder Salomon Smith Barney consent to the issue of this document with the inclusion therein of its name and reference to it in the form and context in which they are included.

24.3	Ernst & Young LLP consent to the inclusion in this document of its name, reports and references to them in the form and context in which they appear and has authorised those parts of this document which comprise reports and the said references for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

24.4	The financial information set out in this document relating to the Company or Six Continents does not constitute statutory accounts within the meaning of Section 240(5) of the Companies Act. The Company was incorporated on 2 October 2002 and has not been required to prepare statutory accounts since its incorporation. Ernst & Young LLP has reported on the statutory consolidated accounts of Six Continents for the years ended 30 September 2000, 2001 and 2002 within the meaning of Section 235 of the Companies Act. Each such report was unqualified within the meaning of Section 262 of the Companies Act and did not contain a statement under Section 237(2) or (3) of the Companies Act. Statutory consolidated accounts of Six Continents for each such financial year have been delivered to the Registrar of Companies in England and Wales pursuant to Section 242 of the Companies Act.

25.     Documents available for inspection

Copies of the following documents may be inspected at the offices of the Company’s legal advisers, Linklaters, at One Silk Street, London EC2Y 8HQ, during usual business hours on any weekday (Saturdays and public holidays excepted), until 12 March 2003:

25.1	the Company’s memorandum of association and Articles;

25.2	the annual report and accounts of Six Continents for the financial years ended 30 September 2000, 2001 and 2002;

25.3	the Accountants Report by Ernst & Young LLP on the InterContinental Group contained in Part VI;

25.4	the Accountants Report by Ernst & Young LLP on InterContinental Hotels Group PLC contained in Part VII;

25.5	the Accountants Report by Ernst & Young LLP on the Proforma Financial Information of the Company contained in Part VII;

25.6	the statement of adjustments prepared by Ernst & Young LLP for the InterContinental Group;

25.7	the Directors’ service agreements and letters of appointment referred to under “Directors’ Service Agreements and Remuneration” above;

25.8	the material contracts referred to under “Material Contracts” above;

25.9	the draft agreements relating to the Separation referred to in Part IV above;

25.10	the rules and trust deeds of the Employee Share Plans referred to under “The Company’s Employee Share Plans” above;

25.11	the listing particulars relating to Mitchells & Butlers PLC;

25.12	the Scheme Circular;

25.13	this document; and

25.14	the letters of consent referred to under “General” above.

17 February 2003

Back to Contents

PART X

DEFINITIONS

“Admission(s)”	means the admission of the Ordinary Shares to the Official List becoming effective in accordance with the Listing Rules and admission of the Ordinary Shares to trading by the London Stock Exchange

“ADR”	means an American depositary receipt evidencing an ADS

“ADR Depositary”	means the Bank of New York

“ADS”	means an American Depositary Share representing one Ordinary Share

“Allied”	means Allied Domecq Overseas (Canada) Limited, formerly known as Allied-Lyons PLC

“Allotment Period”	means the period ending at the conclusion of the next Annual General Meeting or 15 months from the date of passing the resolution, whichever is the earlier, or any other period (not exceeding five years on any occasion) for which the authority conferred by the Articles is renewed or extended by resolution of the Company in General Meeting stating the Section 80 Amount for such period

“Arrangers”	has the meaning set out in Part IX, paragraph 11.3 of these Listing Particulars

“Articles”	means the Articles of Association of the Company which are to be adopted prior to Separation

“Australia”	means the Commonwealth of Australia, its territories and possessions

“Bass”	means Bass PLC, a public company incorporated in England and Wales with registered number 00913450, which changed its name to Six Continents PLC with effect from 27 July 2001

“Board”	means the board of directors of the Company from time to time

“Bottling Agreement”	has the meaning set out in Part II, paragraph 3.1 of these Listing Particulars

“Bristol”	has the meaning set out in Part II, paragraph 2.1 of these Listing Particulars

“Britvic”	means Britannia Soft Drinks Limited

“Britvic Business”	means the soft drinks business of the Britvic Group as described in this document

“Britvic Group”	means Britvic and its subsidiaries and associated undertakings

“Britvic Holdings”	means Britvic Holdings Limited formerly known as Britvic Corona Holdings Limited

“Britvic Interest”	has the meaning set out in Part II, paragraph 3.1 of these Listing Particulars

“Britvic JVA”	has the meaning set out in Part IX, paragraph 11.2.2 of these Listing Particulars

“Britvic SDL”	means Britvic Soft Drinks Limited

“Britvic SIP”	means the Britvic Share Incentive Plan as set out in Part IX, paragraph 7.8 of these Listing Particulars

“Britvic Supply Agreement”	means the supply agreement between the Retail Group and Britvic SDL dated 8 February 2001

Back to Contents

“Business Day”	means a day (excluding a Saturday or Sunday) on which banks are generally open in the City of London for the transaction of normal banking business

“CCE”	means Coca-Cola Enterprises

“calendar year”	means the calendar year of each year unless otherwise indicated

“Canada”	means Canada, its provinces and territories, all areas subject to its jurisdiction and any political subdivision of such territories and areas

“carbonates”	has the meaning set out in Part II, paragraph 3.2 of these Listing Particulars

“certificated form”	means recorded on the relevant register as being held in certificated form and title which may be transferred by means of a stock transfer form

“CGT”	means capital gains tax

“China”	means the People’s Republic of China

“Companies Act”	means the Companies Act 1985, as amended

“Company”	means InterContinental Hotels Group PLC or, where appropriate, its Board

“Company ADR”	means an ADR evidencing an ADS representing one Ordinary Share, issued by the ADR Depositary in accordance with the provisions of the Deposit Agreement

“Compass”	has the meaning set out in Part IX, paragraph 11.1 of these Listing Particulars

“Corporations Act”	has the meaning set out in Part IX, paragraph 21.1 of these Listing Particulars

“Court”	means the High Court of Justice in England and Wales

“Court Meeting”	means the meeting of Six Continents Shareholders convened by Order of the Court under section 425 of the Companies Act to consider and, if thought fit, approve the Six Continents Scheme and any adjournment of that meeting

“CREST”	means the system for the paperless settlement of trades in the holding of uncertificated securities operated by CRESTCo Limited in accordance with the Uncertificated Securities Regulations 1995 (SI 1995 No. 3272)

“CRESTCo”	means CRESTCo Limited, the operator of CREST

“CREST Regulations”	has the meaning set out in Part IX, paragraph 14 of these Listing Particulars

“Deposit Agreement”	means the Deposit Agreement between the Company, the ADR Depositary and the holders from time to time of the Company ADRs

“dilutables”	has the meaning set out in Part II, paragraph 3.2 of these Listing Particulars

“Directors”	means the directors of the Company upon Admission as set out on page 7 of these Listing Particulars

“Disposal Notice”	has the meaning set out in Part IX, paragraph 3.11.2 of these Listing Particulars

“Disqualified Person”	means any holder of any class of shares of the Company whose holding of such shares, either individually or when taken together with the holding of any class of shares of the Company by any other holders, may result, in the opinion of the Directors, in the loss, or the failure to

Back to Contents

secure the reinstatement, of any licence or franchise from any United States’ governmental agency held by Six Continents Hotels Inc. or any subsidiary thereof to conduct any portion of the business of Six Continents Hotels Inc. or any subsidiary thereof

“Dividend Payment”	has the meaning set out in Part IX, paragraph 16.2.1 of these Listing Particulars

“EMEA”	means Europe, Middle East and Africa

“Employee Share Plans”	has the meaning set out in Part IX, paragraph 7.1 of these Listing Particulars

“EPS”	means earnings per share

“ESPP”	means the InterContinental Hotels Group US Employee Stock Purchase Plan as set out in Part IX, paragraph 7.4 of these Listing Particulars

“Estate and Gift Tax Convention”	has the meaning set out in Part IX, paragraph 17.4 of these Listing Particulars

“exceptional items”	means material items deriving from the ordinary activities but which are disclosed separately because of their size or incidence

“Executive Director”	means an executive director of the Board. The Executive Directors upon Admission will be those Directors referred to as such in Part II, paragraph 8 of these Listing Particulars

“Express” or “Holiday Inn Express”	means Express by Holiday Inn which operates as Holiday Inn Express in the Americas region

“extended stay”	means a hotel designed for guests staying for longer periods of time than a few nights and tending to have a higher proportion of suites than normal hotels, for example Staybridge Suites

“Extraordinary General Meeting”	means the Extraordinary General Meeting of Six Continents convened for 12 March 2003 and any adjournment

“FelCor”	has the meaning set out in Part III, paragraph 2.3.2.6 of these Listing Particulars

“FIF”	means Foreign Investment Fund for Australian tax purposes

“financial information”	means the financial information set out in Parts VI and VII of these Listing Particulars

“financial year”	means an accounting year ending on 30 September of each year unless otherwise indicated

“Forte”	has the meaning set out in Part IX, paragraph 11.1 of these Listing Particulars

“franchisee”	means an operator who uses a brand under licence from the brand owner (for example the Hotel Group)

“franchisor”	means the brand owner (for example the Hotel Group) who licences brands for use by other operators

“free shares”	has the meaning set out in Part IX, paragraph 7.3.4 of these Listing Particulars

“FRS”	means UK Financial Reporting Standard

“FSMA”	means the Financial Services and Markets Act 2000

“full service”	means with food and beverage

“Great Britain”	means England, Wales and Scotland

“GOP”	means operating profit before fixed costs and overheads

Back to Contents

“gross dividend”	has the meaning set out in Part IX, paragraph 17.1 of these Listing Particulars

“Group Businesses”	means all the businesses of the Group being the Hotels Business, the Britvic Business and the Other Activities

“Group Facility Agreement”	has the meaning set out in Part IX, paragraph 11.3.1 of these Listing Particulars

“Group” or “InterContinental Group”	means, before Separation, those companies, subsidiaries and subsidiary undertakings which together carry on the Group Business and, following the Separation, means the Company and those entities (including, for the avoidance of doubt, Six Continents) which will become its subsidiaries and subsidiary undertakings upon completion of the Separation

“Hallmarks”	means the marketing programme which includes amongst others the motto “great breakfast” developed by Six Continents for the Holiday Inn brand

“HII”	means Holiday Inns, Inc. as set out in Part IX, paragraph 12.2 of these Listing Particulars

“HIRO”	means the revenue management system whereby information about guest demand for a particular hotel is compiled and analysed on a hotel by hotel basis and is then used to suggest rates for rooms based on this analysis. It is a highly automated system which assists individual hotels in their management of rates and adjustments based on patterns and statistical insights derived from the hotel’s operating history not otherwise visible to hotel management

“Holidex”	means the Hotels Business’ in-house reservation system, now being updated to HolidexPlus

“HolidexPlus”	means the Hotels Business’ updated in-house reservation system (updated from Holidex)

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China

“Hospitality”	has the meaning set out in Part IX, paragraph 11.1 of these Listing Particulars

“Hotel Group”	means the companies in the Group which together carry on the Hotels Business which, for the avoidance of doubt, excludes the companies in the Britvic Group and those companies which carry on the Other Activities

“Hotels Business”	means the hotel business of the Group, as described in this document, as carried on by the Hotel Group

“Hotel Group SIP”	means the InterContinental Hotels Group Share Incentive Plan as set out in Part IX, paragraph 7.3 of these Listing Particulars

“HR”	means Human Resources

“ICONS”	means the marketing programme of key product standards to differentiate the brand developed by Six Continents in relation to the InterContinental brand

“IHC”	has the meaning set out in Part IX, paragraph 12.1 of these Listing Particulars

“IHT”	has the meaning set out in Part IX, paragraph 17.4 of these Listing Particulars

Back to Contents

“Income Tax Convention”	has the meaning set out in Part IX, paragraph 17 of these Listing Particulars

“Interim Dividend”	means the interim dividend, if any, to be announced by Six Continents for its financial year ending 30 September 2003

“ISA”	means an individual savings account

“IT”	means Information Technology

“KEYS”	means the programme of brand service and product standards developed by Six Continents in relation to the Crowne Plaza brand

“Licensee”	means the relevant licensee under a franchise agreement relating to Express

“Licensor”	means Holiday Hospitality Franchising, Inc. or Six Continents Hotels, Inc. as the case may be

“limited service”	means without food and beverage

“Listing Rules”	means the Listing Rules of the UK Listing Authority made in accordance with section 74 of FSMA

“London Stock Exchange”	means the London Stock Exchange plc

“management contract”	means a contract to operate a hotel on behalf of the hotel owner

“Marriott”	means Marriott International Inc.

“matching shares”	has the meaning set out in Part IX, paragraph 7.3.6 of these Listing Particulars

“M and B”	means Mitchells & Butlers PLC, a public company incorporated in England and Wales with registered number 4551498

“M and B ADR”	means an ADR evidencing an ADS representing one M and B Share issued by the Depositary in accordance with the provisions of the M and B ADR Deposit Agreement

“M and B ADR Deposit Agreement”	means the M and B ADR Deposit Agreement between M and B, the Depositary and the holders from time to time of the M and B ADRs

“M and B Reduction of Capital”	means the proposed reduction of capital of M and B under Section 135 of the Companies Act

“M and B Share Consolidation”	means the proposed consolidation of M and B Shares on a 50 for 59 basis, to be approved by an extraordinary general meeting of M and B to be held prior to the Scheme Effective Time and to be effected following the Scheme Effective Time and prior to the Separation Record Time

“M and B Share(s)”	means ordinary share(s) in the capital of M and B

“Management Team”	means the Executive Directors and the Senior Management of the Company described in Part II, paragraph 9 of these Listing Particulars

“midscale”	means either a full service or limited service hotel but with fewer amenities than upscale and comparatively lower room rates than upscale, for example Holiday Inn and Express

“NAS 1”	has the meaning set out in Part IX, paragraph 11.1 of these Listing Particulars

“NAS 2”	has the meaning set out in Part IX, paragraph 11.1 of these Listing Particulars

“Netherlands”	means the Kingdom of the Netherlands

Back to Contents

“Netherlands Individuals”	has the meaning set out in Part IX, paragraph 18.1.1.1 of these Listing Particulars

“Netherlands Corporate Entities”	has the meaning set out in Part IX, paragraph 18.1.1.2 of these Listing Particulars

“New Convention”	has the meaning set out in Part IX, paragraph 17.1 of these Listing Particulars

“New York Stock Exchange”	means The New York Stock Exchange, Inc.

“Non-Executive Director”	means a non-executive director of InterContinental Hotels Group PLC

“NPD”	means the Britvic Group’s new product development programme

“O&L”	has the meaning set out in Part II, paragraph 2.3.6.2 of these Listing Particulars

“Official List”	means the official list maintained by the UK Listing Authority

“on-premise”	means establishments for the sale of drinks for consumption on-premise

“Opera”	means the property management system provided by Micros Systems, Inc.

“Option Plan”	means the InterContinental Hotels Group Executive Share Option Plan as set out in Part IX, paragraph 7.5 of these Listing Particulars

“Ordinary Shares”	has the meaning set out on page 4 (General) of these Listing Particulars

“Other Activities”	any other activities of the Group referred to in Part III of these Listing Particulars (which, for the avoidance of doubt, excludes the Hotels Business, the Britvic Business and the Retail Business)

“overseas shareholders”	means Shareholders resident in, or citizens of, jurisdictions outside the UK

“partnership shares”	has the meaning set out in Part IX, paragraph 7.3.5 of these Listing Particulars

“PBI”	means Pepsi Beverages International, formerly PepsiCo, Inc.

“Pegasus Central”	means the property management system provided by Pegasus Solutions, Inc.

“PEP”	means a personal equity plan

“PFIC”	has the meaning set out in Part IX, paragraph 17.1 of these Listing Particulars

“pipeline”	means for the purpose of these Listing Particulars (excluding Part II, paragraph 3.3.5) hotels expected to be opened and branded with one of the Hotel Group’s brands but which have not yet opened. They are either under construction, have a signed contract to begin construction, or are expected to be built in the future

“Posthouse” or “Posthouse business”	means the hotels business of the Posthouse group of companies acquired by Six Continents in 2001

“Priority Club Rewards”	means Priority Club Rewards, the guest loyalty programme operated by the Group

“property management system”	means the system for management of hotel room inventory, which interfaces with any other system which needs to post charges to a guest’s folio (such as in-room entertainment charges for movies, long distance telephone, etc.), and connects with the Hotel Group’s central reservations system

Back to Contents

“PRSP”	means the InterContinental Hotels Group Performance Restricted Share Plan as set out in Part IX, paragraph 7.6 of these Listing Particulars

“Quarter”	has the meaning set out in Part I, paragraph 6.1 of these Listing Particulars

“Redeemable Preference Share”	means the redeemable preference share of £50,000 nominal value in the capital of the Company as described in more detail in Part IX, paragraph 3.3 of these Listing Particulars

“Register of Members”	means the register of members of the Company

“Registrars”	means the Company’s registrars, Lloyds TSB Registrars

“Relevant Shares”	means shares of the Company comprised in the interest or holding of a Disqualified Person

“Reorganisation”	means the proposed introduction of M and B as the ultimate holding company of the Six Continents Group by way of the Six Continents Scheme

“Required Disposal”	means the sale and transfer of Relevant Shares or of interests therein in such manner as may be required to cause such shares to cease to be Relevant Shares

“Retail”	means Six Continents Retail Limited, its subsidiaries and subsidiary undertakings; and, since 1998, includes Six Continents Retail Germany GmbH, its subsidiaries and subsidiary undertakings

“Retail Business”	means, before Separation, the retail pubs/bars and restaurant business currently carried on by the Retail Group

“Retail Group”	means, before Separation, Retail and SCPD and, following Separation, means M and B and those entities which will become its subsidiaries and subsidiary undertakings on the Separation Date

“Retail Transfer”	means the transfer by Six Continents of the Retail Group to M and B

“Retail Transfer SPA”	means the share purchase agreement, expected to be entered into between M and B and Six Continents after M and B has become the holding company of Six Continents, in order to give effect to the Retail Transfer. Further details of the Retail Transfer SPA are set out in Part IV, paragraph 2.1 of these Listing Particulars

“Return of Capital”	means the return of approximately £700 million of capital by M and B to Six Continents Shareholders pursuant to the terms of the Six Continents Scheme

“RevPAR”	means room revenue divided by the number of room nights that are available (can be mathematically derived from occupancy rate multiplied by average room rate)

“ROCE”	means return on capital employed

“room revenue”	means revenue generated from the sale of room nights

“RPI”	means retail price index

“Scheme Circular”	means the circular to Six Continents Shareholders relating to the recommended proposals relating to the Separation dated 17 February 2003

“Scheme Effective Time”	means the time at which the Six Continents Scheme becomes effective, expected to be shortly after 4.30 p.m. on 11 April 2003

“Scheme Record Time”	means 4.30 pm on the day on which the Six Continents Scheme is expected to become effective, expected to be shortly after 4.30 pm on 11 April 2003

Back to Contents

“Schroder Salomon Smith Barney”	means Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney. Schroder is a trade mark of Schroders Holdings plc and is used under licence by Salomon Brothers International Limited

“SCPD”	means Standard Commercial Property Development Limited and its subsidiaries and associated undertakings

“SDRT”	means stamp duty reserve tax

“SEC”	means the US Securities and Exchange Commission

“Section 80 Amount”	shall for the first Allotment Period be an aggregate nominal amount not exceeding an amount equal to one third of the number of Ordinary Shares expected to be in issue on Admission and for any other Allotment Period shall be that stated in the relevant resolution renewing or extending the authority conferred by the Articles for such period or, in either case, any increased amount fixed by resolution of the Company in General Meeting

“Securities Act”	means the US Securities Act of 1993, as amended

“Securities Exchange Act”	means the US Securities Exchange Act of 1934, as amended

“Separation”	means the proposed demerger of the Six Continents Group to create the InterContinental Group and the Retail Group (as summarised in Part IV of this document) and, where the context requires, includes the Reorganisation (including the Return of Capital), the M and B Share Consolidation, the Retail Transfer and the M and B Reduction of Capital

“Separation Agreement”	means the agreement expected to be entered into between M and B and the Company following the Retail Transfer and the M and B Share Consolidation as described in Part IV, paragraph 2.2 of these Listing Particulars

“Separation Date”	means the date of Admission

“Separation Record Time”	means the time at which M and B share register will be fixed to determine the persons to whom the Company will issue shares as part of the Separation

“Shareholders”	means the holders of Ordinary Shares, following the Separation becoming effective

“Shares”	has the meaning set out in Part IX, paragraph 18 of these Listing Particulars

“Sharesave”	means the InterContinental Hotels Group Short Term Deferred Incentive Plan as set out in Part IX, paragraph 7.2 of these Listing Particulars

“Six Continents”	means Six Continents PLC, a public company incorporated in England and Wales with registered number 00913450, which changed its name to Six Continents PLC from Bass PLC with effect from 27 July 2001

“Six Continents Employee Sharesave Schemes”	means the Six Continents PLC Employee Savings Share Scheme 1992 and the Six Continents Sharesave Scheme 2002

“Six Continents Executive Share Option Schemes”	means the Six Continents Executive Share Option Scheme 1985 and the Six Continents Executive Share Option Scheme 1995

“Six Continents Group”	means Six Continents and its subsidiaries and associated undertakings

“Six Continents Scheme”	means the proposed Scheme of Arrangement under section 425 of the Companies Act, pursuant to which M and B will become the holding company of Six Continents and which effects the Return of Capital, in

Back to Contents

its present form or with or subject to any modification, addition or condition approved or imposed by the Court

“Six Continents Shareholders”	means the holders of ordinary shares in Six Continents

“Six Continents Shares”	means ordinary shares of 28 pence each in the capital of Six Continents

“Statutes”	has the meaning set out in Part IX, paragraph 3.6 of these Listing Particulars

“SPHC”	has the meaning set out in Part II, paragraph 2.1 of these Listing Particulars

“St. Charles”	has the meaning set out in Part IX, paragraph 12.4 of these Listing Particulars

“stills”	has the meaning set out in Part II, paragraph 3.2 of these Listing Particulars

“STDIP”	means the InterContinental Hotels Group Short Term Deferred Incentive Plan as set out in Part IX, paragraph 7.7 of these Listing Particulars

“subsidiary”	has the meaning ascribed to it in the Companies Act

“subsidiary undertaking”	has the meaning ascribed to it in the Companies Act

“tax credit”	has the meaning set out in Part IX, paragraph 17.1 of these Listing Particulars for the purposes of that Part IX, paragraph 17 only

“Transfer Office”	means the place where the Register of Members of the Company is situated for the time being

“TSR”	means Total Shareholder Return

“UK GAAP”	has the meaning set out on page 4 (General) of these Listing Particulars

“UK Listing Authority”	means the Financial Services Authority, in its capacity as competent authority for the purpose of Part V of FSMA, and in the exercise of its functions in respect of the Admission to the Official List otherwise than in accordance with Part V of FSMA

“United Kingdom” or “UK”	means United Kingdom of Great Britain and Northern Ireland

“United States”, “USA” or “US”	means the United States of America, its territories and possessions and the District of Columbia

“US GAAP”	has the meaning set out on page 4 (General) of these Listing Particulars

“US Internal Revenue Code”	means the US Internal Revenue Code of 1986, as amended

“US Securities Act”	means the US Securities Act of 1933, as amended

“US Securities Exchange Act”	means US Securities Exchange Act of 1934 as amended

“upper upscale”	means a full service hotel with high quality amenities and characterised by superior service, for example, InterContinental

“upscale”	means a well appointed, mostly full service hotel with moderate to high room rates for example, Staybridge Suites and Crowne Plaza

“VAT”	means value added tax

“Whitbread”	means Whitbread Group PLC

<<<

STAYBRIDGE
SUITES
by Holiday Inn
MAKE IT YOUR PLACE™

BRITVIC
ROBINSONS

Express
by Holiday Inn